EXHIBIT 99.1

SNDL Inc.

Annual Information Form

For the year ended December 31, 2023

March 20, 2024

INTRODUCTION

Unless otherwise indicated, all references in this Annual Information Form (this “AIF”) to “SNDL,” “we,” “our,” “us,” “the Company” or similar terms refer to SNDL Inc. and its consolidated subsidiaries. We publish our consolidated financial statements in Canadian dollars using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). In this AIF, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “$,” “C$,” and “dollars” mean Canadian dollars and all references to “US$” mean United States dollars. All references to “shares” or “common shares” in this AIF refer to the common shares of SNDL Inc., no par value.

The information contained herein is dated as of March 20, 2024, unless otherwise indicated.

FORWARD-LOOKING INFORMATION

This AIF contains forward-looking statements concerning our business, operations and financial performance and condition, as well as the Company’s plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

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the uncertainties associated with global conditions, including a potential economic recession, inflation, rising interest rates and global conflicts;
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the Company’s ability to raise future capital through debt or equity financing transactions, and its ability to efficiently deploy the capital raised through such transactions, including as part of its investments;
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the Company’s ability to successfully implement its cost and asset optimization initiatives;
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the continued development and growth of the demand and markets for medical and adult-use cannabis;
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the competitive conditions of the cannabis and liquor industries and the expected number of customers using our products and purchasing from our retail stores;
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the maintenance of the Company’s existing licences and the ability to obtain additional licences as required;
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the Company’s ability to establish and market our cannabis and retail brands within our targeted markets and compete successfully;
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the Company’s ability to produce and market additional products as regulations permit;
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the Company’s growth strategies;
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the timing and the amount of capital expenditures related to the maintenance of the Company’s facilities;
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the Company’s ability to attract and retain key employees and franchisees;
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the Company’s ability to generate and manage growth in its business, including expanding its cultivation operations, retail network and export opportunities;
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the Company’s ability to identify and successfully execute and manage strategic partnerships, joint ventures (including SunStream (as defined below)), strategic alliances, debt and equity investments as well as the costs and benefits associated with such initiatives, including the expected return on any investments;
•
the Company’s ability to find suitable acquisition opportunities, as well as finance and integrate any acquisitions, including the acquisition of Valens (as defined below); and

•
the volatility in the price of the Company’s common shares.

Although the forward-looking statements contained in this AIF are based on assumptions that the Company believes are reasonable, you are cautioned that actual results and developments (including Company results of operations, financial condition and liquidity, and the development of the industry in which the Company operates) may differ materially from those made in or suggested by the forward-looking statements contained in this AIF. In addition, even if results and developments are consistent with the forward-looking statements contained in this AIF, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this AIF include:

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the Company’s ability to implement its operational and liquidity strategies as well as its strategic initiatives;
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the Company’s competitive advantages;
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the impact of competition;
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the changes and trends in the cannabis cultivation and retail, and the liquor retail industry;
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changes in laws, rules and regulations;
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the Company’s ability to maintain and renew required licences;
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the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;
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the Company’s ability to keep pace with changing consumer preferences;
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the Company’s ability to protect its intellectual property;
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the Company’s ability to identify, finance and consummate acquisitions on attractive terms, integrate acquired companies and to realize the benefits of such acquisitions, including Valens;
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the Company’s ability to retain key personnel;
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the Company’s ability to efficiently deploy capital and achieve its expected and desired returns on such investments;
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the Company’s ability to open new retail locations and attract a sufficient number of qualified franchisees; and
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the absence of material adverse changes in the Company’s industry or the global economy, including as a result of global economic downturns.

These forward-looking statements are based on the Company’s current expectations, estimates, forecasts and projections about our business and the industry in which it operates and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this AIF may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors”, and elsewhere in this AIF. Readers of this AIF are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this AIF. Except as required by law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with applicable securities regulators, including the Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”) after the date of this AIF.

This AIF contains estimates, projections and other information concerning the Company’s industry, its business, and the markets for its products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. Certain statements included in this AIF may be considered “financial outlook” for purposes of applicable securities laws, and such financial outlook may not be appropriate for purposes other than this AIF.

In addition, assumptions and estimates of the Company and its industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors”. These and other factors could cause the Company’s future performance to differ materially from its assumptions and estimates. Readers of this AIF are cautioned against placing undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name, ADDRESS and INCORPORATION

SNDL was originally incorporated under the Business Corporations Act (Alberta) (the “ABCA”) on August 19, 2006. On July 22, 2019, articles of amendment were filed to effect a 1 to 1.6 share split. On August 1, 2019, the Company’s common shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SNDL”. On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.” and to complete the consolidation of the issued and outstanding common shares on a basis to be determined by the board of directors, subject to certain conditions. On July 26, 2022, the Company’s board of directors approved the consolidation of the issued and outstanding common shares on a 10:1 basis, which became effective on the same day. On January 1, 2023, SNDL amalgamated with its wholly-owned subsidiary, Alcanna Inc. (“Alcanna”), under the ABCA which resulted in the formation of the currently existing corporation, SNDL Inc.

SNDL headquarters and principal executive offices are located at #300, 919 – 11 Avenue SW, Calgary, Alberta, Canada, T2R 1P3 and its registered office is located at 4000 – 421 7 Avenue SW, Calgary, Alberta, Canada, T2P 4K9. SNDL’s phone number is +1 (403) 948-5227. SNDL’s website is www.sndl.com. The information on or accessible through SNDL’s website is not part of and is not incorporated by reference into this AIF, and the inclusion of its website address in this AIF is only for reference.

INTERCORPORATE RELATIONSHIPS

Below is the list of the Company’s significant subsidiaries as at December 31, 2023, each of which is directly or indirectly wholly owned by SNDL unless otherwise indicated.

Subsidiaries	Jurisdiction of Formation	Equity Ownership
Sundial Deutschland GmbH	Germany	100%
Sundial Insurance (Bermuda) Ltd.	Bermuda	100%
Spirit Leaf Inc.	Alberta, Canada	100%
Spirit Leaf Corporate Inc.	Alberta, Canada	100%
Zenabis Ltd.	Alberta, Canada	100%
Liquor Stores GP Inc.	Alberta, Canada	100%
Liquor Stores Limited Partnership	Alberta, Canada	99%
Nova Cannabis Inc.	Alberta, Canada	63%
Nova Cannabis Stores GP Inc.	Alberta, Canada	63%
Nova Cannabis Stores Limited Partnership	Alberta, Canada	63%
Nova Cannabis Analytics GP Inc.	Alberta, Canada	63%
Nova Cannabis Analytics Limited Partnership	Alberta, Canada	63%
The Valens Company Inc. (1)	Canada	100%
Valens Agritech Ltd. (1)	Canada	100%
Valens Labs Ltd. (1)	British Columbia, Canada	100%
Valens Farms Ltd. (1)	British Columbia, Canada	100%
Southern Cliff Brands Inc.	Ontario, Canada	100%
LYF Food Technologies Inc.	British Columbia, Canada	100%
Valens Australia Pty Ltd.	Australia	100%
Citizen Stash Cannabis Corp. (1)	British Columbia, Canada	100%
Slave Lake Services Ltd. (1)	Canada	100%
EFX Laboratories Inc. (1)	British Columbia, Canada	100%
Kanabe Corp. (1)	British Columbia, Canada	100%
(1)
Effective as of January 1, 2024, The Valens Company Inc., Valens Agritech Ltd., Valens Labs Ltd., Valens Farms Ltd., Citizen Stash Cannabis Corp., Slave Lake Services Ltd., EFX Laboratories Inc. and Kanabe Corp. continued (as necessary) to the Canada Business Corporations Act and amalgamated under the Canada Business Corporations Act, resulting in the formation of a new amalgamated corporation, Valens Agritech Ltd.

GENERAL DEVELOPMENT OF THE BUSINESS

three-year history

The following describes significant events and conditions that have influenced the development of the Company’s business during the last three financial years and expected to occur during the current financial year:

2021

February 2021 registered direct offerings

On February 2, 2021, the Company issued 100.0 million series A units (the “Series A Units”), each consisting of one common share and one-half series A warrant (collectively, the “Series A Warrants”) to purchase one common share and 33.3 million series B units (the “Series B Units”), each consisting of one pre-funded series B warrant (the “Series B Warrants”) to purchase one common share and one-half Series A Warrant to purchase one common share (collectively, the “January 2021 Units Offering”). Each Series A Unit was sold at a price of US$0.75 per unit and each Series B Unit was sold at a price of US$0.75 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$100.0 million, before underwriting discounts and commissions and offering expenses. The Series A Warrants and Series B Warrants were exercisable immediately and had a term of five years commencing on the date of issuance. The exercise price of the Series A Warrants was US$0.80 per common share and the exercise price of the Series B Warrants was US$0.0001 per common share.

On February 2, 2021, the entire 33.3 million of Series B Warrants were exercised, resulting in the issuance of 33.3 million common shares.

On February 10, 2021, 3.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant, resulting in the issuance of 3.3 million common shares and gross proceeds to the Company of US$2.7 million.

On February 4, 2021, the Company issued 60.5 million additional Series A units (the “Additional Series A Units”), each consisting of one common share and one-half additional series A warrant (collectively, the “Additional Series A Warrants”) to purchase one common share and 14.0 million additional series B units (the “Additional Series B Units”), each consisting of one pre-funded additional series B warrant (the “Additional Series B Warrants”) to purchase one common share and one-half Additional Series A Warrant to purchase one common share, (collectively, the “February 2021 Units Offering”). Each Additional Series A Unit was sold at a price of US$1.00 per unit and each Additional Series B Unit was sold at a price of US$1.00 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$74.5 million, before underwriting discounts and commissions and offering expenses. The Additional Series A Warrants and Additional Series B Warrants were exercisable immediately and had a term of five years commencing on the date of issuance. The exercise price of the Additional Series A Warrants was US$1.10 per common share and the exercise price of the Additional Series B Warrants was US$0.0001 per common share.

On February 4, 2021, the entire 14.0 million Additional Series B Warrants were exercised, resulting in the issuance of 14.0 million common shares.

On February 10, 2021, 2.3 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant, resulting in the issuance of 2.3 million common shares and gross proceeds to the Company of US$2.5 million.

On February 22, 2021, (i) the remaining 63.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant, resulting in the issuance of 63.3 million common shares and gross proceeds to the Company of US$50.7 million and (ii) the remaining 35.0 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant, resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of US$38.5 million. In connection with this exercise, the Company issued 98.3 million new warrants (the “New Warrants”), each entitling the holder to purchase one common share at an exercise price of US$1.50, subject to customary anti-dilution adjustments. The Company has granted the holders rights to have the common shares issuable upon exercise of the New Warrants registered pursuant to a registration statement filed with the SEC. Such registration statement was filed with the SEC on March 3, 2021. The New Warrants were immediately exercisable and have a term of 42 months from March 18, 2021, which is the effective date of the registration statement.

Strategic transaction with Indiva Limited

On February 16, 2021, the Company announced that it had completed a strategic transaction (the “Indiva Transaction”) with Indiva Limited (“Indiva”) whereby: (a) the Company purchased, on a brokered private placement basis, 25,000,000 common shares of Indiva (“Indiva Shares”) at a price of $0.44 per Indiva Share and an aggregate subscription price of $11 million; and (b) the Company advanced to Indiva a secured non-revolving term loan facility in the principal amount of $11 million, bearing interest at a rate of 9% per annum and due February 23, 2024. Upon the closing of the Indiva Transaction, SNDL and its affiliates exercised control and direction over 18.45% of the then issued and outstanding Indiva Shares.

In connection with the Indiva Transaction, SNDL and Indiva entered into an investor rights agreement whereby SNDL was granted the right to participate in certain future equity offerings by Indiva to maintain its pro rata ownership in Indiva and registration rights, subject to customary limits and exceptions, and SNDL received the right to receive warrants to purchase Indiva Shares in connection with certain subsequent equity offerings by Indiva.

On October 20, 2021, the Company announced that, between September 3, 2021, and October 19, 2021, it disposed of an aggregate of 2,336,500 Indiva Shares at an average price of $0.488 per Indiva Share for total consideration of $1,141,336. Immediately following these dispositions, the Company held 22,663,500 Indiva Shares representing approximately 15.59% of the then issued and outstanding Indiva Shares (as calculated on a non-diluted basis).

Strategic capital partnership

On March 15, 2021, the Company and SAF Group announced they had entered into an agreement to form a 50/50 joint venture through a new corporation, SunStream Bancorp Inc. (“SunStream”). SunStream is a private company focused on cannabis-related verticals, seeking both Canadian and international opportunities and investments. The Company agreed to provide a financial commitment of $100 million to SunStream, which was increased to $188 million in April 2021 and to $538 million in July 2021. At December 31, 2021, the Company has contributed $395.6 million of the committed amount of $538 million.

Reduction in Pathway ownership

On March 23, 2021, the Company’s equity interest in its subsidiary, Pathway, decreased from 50% to 25%, resulting in a loss of control. The Company decreased its equity interest in connection with amending the license agreement that provides for use of Pathway’s intellectual property. The license agreement was amended to terminate the quarterly fixed payments.

Acquisition of Inner Spirit Holdings Ltd.

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Inner Spirit (the “Inner Spirit Transaction”). The Inner Spirit Transaction closed on July 20, 2021.

The Inner Spirit Transaction consideration was comprised of:

(i)
an aggregate $92.6 million cash ($0.30 in cash for each Inner Spirit common share);
(ii)
an aggregate 24.4 million SNDL common shares valued at $26.2 million based on the fair value of each common share of the Company on the closing date (0.0835 of a SNDL common share for each Inner Spirit common share); and
(iii)
contingent consideration valued at $1.2 million representing the fair value of Inner Spirit warrants.

The acquisition of Inner Spirit has led to the establishment of a retail operating segment that comprises the sale of recreational cannabis through wholly owned and franchise retail cannabis stores. Inner Spirit is a retailer and franchisor of Spiritleaf adult-use cannabis stores across Canada, with a network that includes more than 100 franchised and corporate-owned locations.

Acquisitions of shares of The Valens Company Inc.

On May 3, 2021, the Company announced that it had acquired 538,400 common shares of The Valens Company Inc. (“Valens”) at a price of $3.663 per share for total consideration of $1.97 million. Following the completion of the acquisition, together with all of its previous acquisitions of Valens common shares, the Company now owned 16,040,200 Valens common shares, representing approximately 10.1% of the then outstanding Valens common shares (as calculated on a non-diluted basis).

Following subsequent share issuances by Valens which reduced the Company’s proportionate ownership interest, on September 17, 2021, the Company announced that it had acquired 100,000 common shares of Valens at a price of $3.00 per share for total consideration of $300,000. Following the completion of the acquisition, together with all of its previous acquisitions of Valens common shares, the Company owned 18,671,300 Valens common shares, representing approximately 10.00% of the then outstanding Valens common shares (as calculated on a non-diluted basis).

Share repurchase program

On November 11, 2021, the Company announced that its board of directors had approved a new share repurchase program which authorized the Company to repurchase up to C$100 million of its outstanding common shares from time to time at prevailing market prices, enabling the Company to opportunistically return value to shareholders.

Capital activities and investment operations segment

During the year ended December 31, 2021, the Company issued 796.3 million common shares at a weighted average price of US$0.8597 for gross proceeds of $855.2 million (US$684.6 million) through its ATM Programs. The Company also completed the February 2021 registered direct offerings, described above.

The capital raised has funded the deployment of capital toward strategic investments. The Company developed an internal capital program to evaluate these and potential future investments, which the Company viewed as a new and separate business line from its cannabis and retail operations, resulting in a new operating segment: investments.

The Company continues to deploy capital with a focus on maximizing cash flows and shareholder value.

2022

Acquisition of Alcanna Inc.

On October 7, 2021, the Company announced that it had entered into an arrangement agreement with Alcanna pursuant to which the Company would acquire all of the issued and outstanding common shares of Alcanna by way of a statutory plan of arrangement (the “Alcanna Transaction”). The Company and Alcanna amended the arrangement agreement in respect of the Alcanna Transaction on January 6, 2022 and the Alcanna Transaction closed on March 31, 2022.

The Alcanna Transaction consideration was comprised of:

(i)
an aggregate $54.3 million cash ($1.50 in cash for each Alcanna common share), and
(ii)
an aggregate 32.1 million SNDL common shares valued at $287.1 million based on the fair value of each common share of the Company on the closing date (0.885 of a SNDL common share for each Alcanna common share).

The acquisition of Alcanna has led to the establishment of a liquor retail operating segment that comprises the sale of wines, beers and spirits through owned liquor stores. Alcanna is a Canadian liquor retailer, operating predominantly in Alberta under its three retail brands, “Wine and Beyond”, “Liquor Depot” and “Ace Liquor”. Alcanna held an approximately 63% equity interest in Nova Cannabis Inc. (“Nova”), a Canadian cannabis retailer operating stores across Alberta, Saskatchewan and Ontario—following the amalgamation of Alcanna and the Company effective as of January 1, 2023, the Company now holds this equity interest in Nova directly.

Acquisition of Zenabis business

On June 20, 2022, the Company announced that, in the context of proceedings under the Companies’ Creditors Arrangement Act (“CCAA”), pertaining to the Zenabis Group (as defined below), it had entered into a bid agreement for all of the assets of the Zenabis Group. On November 1, 2022, the Company announced that it had successfully acquired all of the assets of the business of the Zenabis Group, subject to certain exclusions, (the “Zenabis Business”), pursuant to an approval order of the Québec Superior Court.

The order of the Québec Superior Court approved the acquisition by a wholly owned subsidiary of SNDL of all issued and outstanding shares of Zenabis Ltd., a corporation resulting from the amalgamation of select Zenabis entities (collectively, the “Zenabis Group”), as part of the consideration for the senior secured debt of the Zenabis Group due to the SNDL subsidiary. Zenabis Ltd. owned all of the Zenabis Business, free and clear of any encumbrances except certain permitted encumbrances (namely the security of the wholly owned subsidiary of SNDL, which was preserved).

The Zenabis acquisition consideration was comprised of the extinguishment of the Company’s senior loan.

The Zenabis Business’ core asset was the 380,000 square foot indoor growing facility in Atholville, New Brunswick (the “Atholville Facility”), which has an annual production capacity of approximately 46,000 kilograms of dried cannabis and 15,000 kilograms of extraction capacity. The facility previously received CUMCS-GACP certification and has exported cannabis shipments to Malta, Israel and Australia.

Agreement to implement strategic partnership with Nova Cannabis Inc.

On December 20, 2022, the Company and Nova announced that they had entered into an implementation agreement (as amended, the “Implementation Agreement”) pursuant to which the Company and Nova agreed to implement a series of transactions whereby the Company and Nova would establish a strategic partnership within the Canadian retail cannabis industry (collectively, the “Nova Transaction”).

As part of the Nova Transaction, the Company and Nova agreed to complete the following transactions, subject to certain terms and conditions (including receipt of the requisite regulatory approvals and approval of Nova shareholders under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions): (i) the Company would transfer or cause to be transferred its 26 corporate-owned cannabis retail stores to Nova; (ii) Nova would transfer its intellectual property related to the “Value Buds” retail banner to the Company; (iii) the parties and certain of their subsidiaries would enter into a strategic partnership agreement and store level license agreements with respect to the “Spiritleaf”, “Superette”, “Value Buds” and “Firesale” retail banners to implement certain collaborative retail initiatives; (iv) the parties would amend certain existing governance documents, including their management and administrative services agreement and investor rights agreement; (v) the Company would reduce its equity ownership interest in Nova to approximately 19.9%; and (vi) the parties would replace Nova’s existing credit facility with SNDL with a $15.0 million credit facility, with a $10.0 million “accordion” feature.

2023

Acquisition of The Valens Company Inc.

On January 17, 2023, the Company acquired all of the issued and outstanding common shares of Valens, other than those already owned by SNDL and its subsidiaries, by way of a statutory plan of arrangement (the “Valens Transaction”).

The Valens Transaction consideration was comprised of:

(i)
the assumption of Valens’ $60 million non-revolving term loan facility from its then existing lender,
(ii)
an aggregate 27.6 million SNDL common shares valued at $84.0 million based on the fair value of each common share of the Company on the closing date (0.3334 of a SNDL common share for each Valens common share), and
(iii)
contingent consideration valued at $0.6 million representing the fair value of Valens stock options.

Valens is a manufacturer of cannabis products providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens products are formulated for the medical and adult-use consumer segments.

Acquisition of Superette stores

On February 7, 2023, in connection with the CCAA proceedings of Superette Inc. and certain related entities, the Company acquired the right, title and interest in (i) the assets comprising five Superette retail locations within Toronto and Ottawa; (ii) the intellectual property rights related to the Superette brand; and (iii) the shares of Superette Ontario Inc., a subsidiary of Superette Inc. (collectively, the “Superette Transaction”).

The consideration under the Superette Transaction was comprised of the extinguishment of the Company’s promissory note. In addition, the Company made cash payments of certain statutory priority payments and costs of terminating the related CCAA proceedings.

Cost-saving measures and rightsizing cannabis operations at Alberta facility

Beginning in February 2023, the Company undertook a rightsizing of cannabis cultivation operations at both its facility in Olds, Alberta (the “Olds Facility”), and the Atholville Facility in an effort to focus the facility on premium products and brands. The Valens Transaction accelerated the need to optimize and rationalize SNDL’s manufacturing and operational footprint to better address market saturation and oversupply. On October 19, 2023, the Company announced that it would consolidate all cultivation activities at the Atholville Facility following the centralization of SNDL’s manufacturing, processing and production operations to Kelowna, British Columbia.

In connection with the closing of the Olds Facility, the Company recorded non-cash impairment charges of $15.6 million during the fourth quarter of 2023. The Atholville Facility will continue to focus on cultivation, research and development, and supply chain efficiencies with an aim to realize additional cost savings while ensuring no disruptions to the availability of SNDL’s current product portfolio.

Expansion of Wine and Beyond banner into Saskatchewan

On March 3, 2023, the Company announced that it had expanded its Wine and Beyond liquor retail banner into Saskatchewan through the acquisition of two liquor retail licences in Regina and Saskatoon in an auction operated by the Saskatchewan Liquor and Gaming Association (the “SLGA”). The Company will leverage these licences to expand its premium liquor banner, Wine and Beyond, into the final stage of the liquor retail transition to the private sector in Saskatchewan. The Company expects the stores to be operational in the province in 2024.

Agreement to acquire Dutch Love stores

On March 28, 2023, the Company announced that it entered into an agreement with Lightbox Enterprises Ltd. (“Lightbox”) pursuant to which, in connection with Lightbox’s CCAA proceedings, the Company (or its designee) will acquire the assets comprising four cannabis retail stores operating under the Dutch Love cannabis retail banner for total consideration value of $7.8 million. The purchase price is to be satisfied by (i) certain cash payments, (ii) the cancellation of debt owing by Lightbox to the Company, and (iii) the issuance of SNDL common shares.

The closing of the acquisition is subject to customary closing conditions, including the receipt of requisite regulatory approvals, and the closing is expected to occur (in whole or in part) in 2024.

Dispositions of shares of Indiva Limited

On June 9, 2023, the Company announced that, between February 1 and June 9, 2023, the Company disposed of 3,428,000 common shares of Indiva at an average price of $0.0571 per share for a total consideration of $185,488. Following the completion of these dispositions, and together with Indiva's various issuances of common shares from treasury, the Company’s holdings in Indiva decreased to 19,235,500 Indiva common shares, representing 12.93% of Indiva's then outstanding common shares (as calculated on a non-diluted basis).

On June 22, 2023, the Company announced that, between June 10 and June 22, 2023, the Company disposed of 3,297,000 common shares of Indiva at an average price of $0.0293 per share for a total consideration of $90,207. Following the completion of these dispositions, and after taking into account various issuances by Indiva of common shares from treasury during this same period, the Company’s holdings in Indiva decreased to 15,938,500 Indiva common shares, representing 8.57% of Indiva's then outstanding common shares (as calculated on a non-diluted basis).

Formation of SunStream USA

On September 21, 2023, Talladega LP (“Talladega”), a partnership that is wholly owned by affiliates of SunStream, together with other secured creditors of Surterra Holdings, Inc. d/b/a Parallel (“Parallel”), signed a strict foreclosure agreement with Parallel and certain of its subsidiaries. Pursuant to the agreement, subject to the satisfaction of closing conditions, including regulatory approvals, CDXX TransCo, LLC (“TransactionCo”) would foreclose upon certain of Parallel's cannabis operations in Florida, Massachusetts, Texas and Nevada that were pledged as collateral under Parallel's existing debt instruments (the “Parallel Transaction”). Following the closing of the Parallel Transaction, TransactionCo is anticipated to own assets essential for operations in Florida, Massachusetts, Texas and Nevada.

On September 22, 2023, the SunStream USA group of companies (collectively, “SunStream USA”) was formed in anticipation of SunStream's signing of restructuring documentation with Parallel in connection with the Parallel Transaction.

Renewal of share repurchase program

On November 13, 2023, the Company announced that its board of directors had approved the renewal of its share repurchase program which authorized the Company to repurchase up to C$100 million or 13.1 million of its outstanding common shares from time to time at prevailing market prices, enabling the Company to opportunistically return value to its shareholders.

Termination of transaction to implement strategic partnership with Nova Cannabis Inc.

Following various extensions of the outside date in respect of the Nova Transaction and the amendment of certain terms thereof from the original date of the Implementation Agreement, on November 17, 2023, the Company and Nova announced the mutual decision to terminate the Implementation Agreement concerning the Nova Transaction, but they reaffirmed their strong commitment to the parties’ ongoing partnership under their existing management and administrative services agreement.

DESCRIPTION OF THE BUSINESS

General

SNDL is a public company whose shares are traded on the Nasdaq under the symbol “SNDL”.

The principal activities of the Company are (i) the retailing of wines, beers and spirits under the Wine and Beyond, Liquor Depot and Ace Liquor retail banners, (ii) the operation and support of corporate owned and franchised retail cannabis stores in Canadian jurisdictions where the private sale of adult-use cannabis is permitted, under the Value Buds, Spiritleaf, Superette, Sweet Tree and Firesale retail banners, (iii) the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act (Canada) (the “Cannabis Act”) through a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects and Grasslands; and (iv) deployment of capital to direct and indirect investments and partnerships throughout the global cannabis industry. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult-use access in Canada.

The Company’s reportable segments are organized by business line and comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments. Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis through wholly owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use market and medical markets in Canada. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

Liquor Retail Operations

Summary

Liquor retail operations are comprised of convenience-focused liquor stores and destination/large-format stores. Product selection throughout the various brands is tailored to each location. The Company operates its convenience format liquor stores in Alberta primarily under the brand names Liquor Depot and Ace Liquor. As of the date of this AIF, the Company operates its destination/large-format stores in Alberta and British Columbia under the brand name Wine and Beyond with a significantly expanded product selection compared to the convenience format stores. The Company has obtained licenses to open stores in the province of Saskatchewan.

For the two most recently completed financial years, the Company’s revenue from liquor sales to retail customers was $578.9 million (year ended December 31, 2023) and $462.2 million (post acquisition from March 31, 2022 to December 31, 2022).

Production and Services

The Company’s stores offer a large selection of wine, spirits, coolers, liqueurs, beer and specialty products. Product selection is individually tailored to store banners, neighbourhoods and formats. In convenience-focused stores, product selection varies between 1,000 and 4,000 wine, spirit, cooler and beer items, which is a larger product selection and inventory than the industry average. The Wine and Beyond large-format “destination” stores offer over 10,000 items. New and preferred label varieties and products arrive at the Company’s stores throughout the year.

Specialized Skill and Knowledge

The Company strives to provide high-quality customer service through its employees who are highly knowledgeable in each liquor category to best serve the Company’s customers. Staff are trained to have strong product knowledge that is shared with customers. The Company endeavours to maintain product knowledgeable managers, assistant managers and line staff through frequent seminars and training.

Competitive Conditions

In all jurisdictions in which the Company operates, the liquor retail market is competitive and ownership of private liquor retail stores is fragmented. Grocery chains such as Real Canadian Superstore, Sobeys, Co-op, Costco and Safeway Canada also compete in the Alberta liquor retail market. Convenience chains such as 7-Eleven have also entered the Alberta liquor retail market, utilizing expanded liquor sales licensing with food service cafes. In October of 2021, the Province of British Columbia extended a moratorium initially imposed in 2002 on new retail liquor store licences to July 2032, requiring anyone wishing to enter the market must acquire a licence from an existing private operator thus restricting new competition.

Strategic markets

Management’s primary strategy is to focus on urban centres including the Calgary and Edmonton metropolitan areas. The Company believes that urban centres provide the best opportunities for larger per-store revenues along with a higher likelihood of population increases. While the Company’s focus is primarily on urban centres, it also has many stores in smaller urban centres where demographic and economic conditions warrant. This includes communities with resource-based economies such as Fort McMurray, Alberta and Grand Prairie, Alberta.

Store locations

Our liquor retail business model is based on highly visible and accessible store locations. The Company endeavours to position its liquor retail stores in areas where access to customers is maximized, such as near grocery stores or on main arteries in or near residential areas.

Economies of scale

The Company’s large-scale operations (relative to most other industry participants) provide it with a number of competitive advantages, including: the benefit of operating efficiencies relative to non-liquor expenses (including finance, marketing, human resources and corporate), and greater access to capital.

Regulatory Framework

Alberta Liquor Industry

The Alberta Liquor Retail Regulatory Environment

Alberta was the first and is now one of only two Canadian provinces with a fully privatized liquor retail industry.

The Alberta Gaming, Liquor and Cannabis Commission (the “AGLC”) regulates the liquor retail business pursuant to the Gaming, Liquor and Cannabis Act (Alberta) (“GLCA”) and the Gaming, Liquor and Cannabis Regulation (“GLCR”). Licences to operate retail liquor stores must be renewed annually and are issued by the AGLC. The GLCA does not restrict the total number of outlets or the areas where they may be located. Specific store locations, however, may be subject to regulation through local and municipal by-laws and zoning requirements. AGLC inspectors regularly conduct inspections of liquor stores to ensure operations are in compliance with licensing requirements. The AGLC also grants licences to serve and sell liquor products to establishments with qualifying food service.

Alberta Retail Liquor Store Operations

Liquor store operations in Alberta are free to set their own retail prices, including selling at or below the wholesale cost, and may adjust prices based on the customer, the amount of the sale or any other factor determined relevant by the store operator.

In addition to selling alcoholic beverages, retail liquor stores may also sell certain related items, such as soft drinks and other drink mixes, ice, de-alcoholized beverages, glassware and other accessories, although the sale of such items may not exceed ten percent (10%) of total sales. Liquor stores may sell liquor to other liquor stores, other licensed premises (e.g., lounges, restaurants, pubs, taverns, etc.) and special event license holders. Liquor stores may also sell special event licences for private functions and may provide delivery service. A retail liquor store in Alberta must either be a freestanding building or, if it is in a building in which there are other businesses, it must have its own entrance and exit, its own receiving and storage area, and a wall between the liquor store and any other business. A retail liquor store cannot be operated within the same commercial development as an existing non-liquor store business owned by the licensee if the existing business is larger than 929 square meters (10,000 square feet) unless certain requirements are met, including a separate building envelope. In that case, the premises for the liquor store must be physically separated and subject to approval by the AGLC.

A person may own more than one liquor store and/or other certain licensed premises, and operate them under the same or different names. While liquor stores must normally store their own liquor products on site, the AGLC may approve a separate warehouse to enable a liquor retail store licensee to serve multiple liquor stores operated by the licensee. Liquor manufacturers or agents for manufacturers may not hold licences in liquor stores (subject to certain exceptions for off sales).

Liquor licences granted to sell and serve liquor at establishments with qualifying food service are permitted to sell sealed liquor for off premises consumption under the Class A licence type. These businesses do not have restrictions related to the sale of non-liquor items that apply to Class D Retail Liquor Stores.

Alberta Liquor Supply

The AGLC is the sole importer of liquor products into Alberta. Liquor stores must purchase liquor products at wholesale prices through the AGLC warehouse, from a supplier or agency authorized by the AGLC to warehouse and distribute liquor products, or from other liquor stores. A number of domestic beers may be purchased from the AGLC by placing orders with the respective brewery. Breweries may set minimum order quantities for delivery service. Liquor stores are required to pay for products ordered before they are released from the warehouse.

The Company obtains wine, spirits and imported beer from Connect Logistics Services Inc. (“CLS”), which operates from its main warehouse in St. Albert, Alberta and carries approximately 19,000 products. The Company obtains domestic beer from the three other licensed Alberta warehouse companies: (i) Brewers Distributor Ltd., which warehouses and distributes beer products for Molson Canada and Labatt Brewing Company Limited in Edmonton and Calgary; (ii) Big Rock

Breweries Inc., which distributes its products from its brewery/warehouse in Calgary; and (iii) Sleeman Breweries Ltd., which warehouses and distributes its products from a warehouse in Calgary.

The AGLC operates a consignment system of inventory management, where the ordering, consolidation, shipment and ownership of inventory are the responsibility of the manufacturers and/or agents representing the manufacturers. In order to import liquor into Alberta, manufacturers must use a liquor agent registered with the AGLC. Manufacturers and/or their agents determine which products will be sold in Alberta and are responsible for promoting and marketing their products to retailers.

Alberta Liquor Wholesale and Delivery Pricing Systems

The AGLC requires that there be one wholesale price quoted for each product and prohibits individual retailers from negotiating discounts with liquor suppliers. Supplier price changes are permitted on a biweekly basis. Approximately every two to four months, licensed manufacturers offer discounts through limited time offers (“LTO”), primarily on spirits and wine. The Company achieves savings and obtains a competitive advantage over competitors by using its cash flow and warehousing capabilities to purchase larger volumes at the discounted LTO prices and managing inventories to maintain stock until the next LTO, a practice known as “bridge buying”.

The AGLC imposes a flat mark-up that is added to the supplier’s quoted price and is levied in dollars per litre and varies by product class. The warehouse storage, handling, order processing and distribution charges are paid to the warehouse operator.

Wholesale prices for products shipped from CLS’ warehouse are available when the order is a minimum of 25 cases. Customers must also pay order processing and distribution charges based on: (i) delivery schedule (urgent or regular); (ii) pickup or delivery; and (iii) the number of cases ordered. Suppliers are charged for warehouse handling and storage. Wholesale prices are also available for beer purchased directly from a number of Alberta breweries that brew, warehouse and distribute their own products to retailers. The individual breweries set minimum order quantities. The AGLC collects the wholesale price from the purchaser and, in turn, remits to the brewer its portion of the wholesale price.

A “postage stamp” delivery system applies for the delivery of liquor products from the warehouse, which means that the delivery charge per case shipped from CLS’ warehouse is the same no matter where in Alberta the receiving store is located. A similar system exists for purchases of beer from certain beer manufacturers that are licensed to operate warehouses in Alberta.

Alberta Liquor Advertising and Promotion

Advertising is permitted in any medium, but is subject to restrictions imposed by advertising policy guidelines contained in the terms and conditions of the licences issued by the AGLC as well as by the Canadian Radio-Television Telecommunications Commission (“CRTC”). The common owner/operator of a liquor store and another non-liquor business may not conduct cross-market or co-operative advertising or promotions between the liquor store and the other business or company but can if not commonly owned. There are further limits on co-operative advertising between a liquor store and affiliated non-liquor business or a liquor store and a manufacturer. The consequence of this rule is that liquor retailers who are owned by grocers cannot cross market. Notwithstanding the foregoing, effective July 15, 2020, the GLCR was amended to allow liquor store operators who own or operate another business to maintain a customer loyalty program that recognizes purchases made in each of the businesses. The practical result is that liquor retailers who are owned by grocers can now offer their customers loyalty rewards, at their grocery stores and their liquor stores, and make them redeemable at both businesses.

Subject to restrictions in the advertising policy guidelines contained in the terms and conditions of the licences issued by the AGLC, liquor stores are permitted to promote specific brands of liquor within their stores by such means as in-store tastings, displaying brand posters or banners, giving away small value items with brand logos and holding contests.

Generally, a liquor store may give away merchandise it otherwise is not permitted to sell, other than liquor or food, to promote the store, provided the merchandise identifies the store and is not given to the store by suppliers. A liquor store may give away merchandise it is permitted to sell, with or without store identification. Suppliers’ promotional activities must be directed to store customers and may not benefit the store owner directly.

British Columbia Liquor Industry

The British Columbia Liquor Retail Regulatory Environment

The Province of British Columbia regulates the importation, distribution and retailing of liquor through the Liquor Control and Licensing Act (British Columbia) and the Liquor Distribution Act (British Columbia). The Liquor and Cannabis Regulation Branch (“LCRB”) enforces the Liquor Control and Licensing Act and the BC Liquor Distribution Branch (the “BCLDB”) enforces the Liquor Distribution Act (British Columbia). Liquor store licences may only be issued to residents of British Columbia who normally reside in the province, which includes a corporation whose agent or manager is a resident of, and normally resides in, the province.

In October of 2021, the Province of British Columbia extended a moratorium initially imposed in 2002 on new retail liquor store licences to July 2032. Anyone wishing to enter the market must acquire a licence from an existing private operator. As a result, the 2021 total of 674 licensee retail stores, 668 manufacturer on-site stores, 225 rural licensee retail stores, 198 public government liquor stores and 59 wine stores is expected to remain relatively stable.

British Columbia Liquor Store Operations

In British Columbia, privately-owned retail liquor stores may set their own prices for products, subject to the minimum price for each product established by the BCLDB. All government-owned liquor stores and rural agency stores charge an identical price for the same product throughout the province, and all government-owned, private and rural, liquor stores pay the same wholesale price for alcohol. The wholesale pricing model provides that “licensed retail stores” and government-owned liquor stores purchase product from the government wholesaler at the same price.

In addition to beer, wine, cider, coolers, liqueurs and spirits, a privately-owned retail liquor store may sell liquor-related items such as glasses, bottle openers and corkscrews and, in most cases, other goods such as soft drinks and other drink mixes, tobacco, packaged snacks and British Columbia lottery tickets.

If a privately-owned retail liquor store is located on the same property as a primary liquor establishment, the two establishments may share a common lobby but must have full-height walls between them and separate entrances. If a privately-owned retail liquor store is not located on the same property as the primary establishment, it may not appear to be part of any other business in close proximity to it. Customers must enter the retail liquor store via a public thoroughfare such as a street or mall entrance and not through any other business.

The regulatory regime in British Columbia permits limited alcohol sales from grocery stores; either: (i) with a retail liquor store licence as a “store within a store”; or (ii) the sale of wine on dedicated shelf space within a licensed grocery store.

Licensees are permitted to store liquor in secure, off-site locations, subject to approval of the regulator.

British Columbia Liquor Supply

Licensed liquor retailers purchase most of their products from the BCLDB, the sole importer of liquor products into British Columbia. Private liquor retailers are also able to purchase British Columbia wine directly from the wineries and to purchase domestic beer from Brewers Distributor Ltd. Privately-owned retail liquor stores must purchase all other liquor products directly from the BCLDB. The BCLDB sources and purchases products from suppliers and manufacturers in British Columbia and in other provinces and countries, and distributes sourced products through distribution centers in Vancouver and Kamloops.

British Columbia Liquor Wholesale Pricing

In British Columbia, public and private liquor retailers purchase liquor products from the government wholesaler at the same price. Liquor retailers, including government-owned liquor stores, purchase their product from the BCLDB at a common wholesale price. Previously, different retailers operated with different discounts based off the government-owned liquor stores’ display price.

The BCLDB offers month-long LTOs and three-month long temporary price reductions with a limited time frame to purchase. As in Alberta, the Company strives to achieve savings by purchasing larger volumes at the discounted prices and managing inventories to maintain stock until the next discount.

British Columbia Liquor Advertising and Promotion

Advertising is permitted subject to restrictions imposed by advertising policy guidelines under the Liquor Control and Licensing Act (British Columbia) and the CRTC. Liquor advertising may include the prices and brands of liquor available

(including pricing specials) and licensees may enter into agreements with liquor manufacturers to promote and feature their products. Advertisements that encourage intoxication or target minors are prohibited, among other rules.

Saskatchewan Liquor Industry

The Saskatchewan Liquor Retail Regulatory Environment

In Saskatchewan, the SLGA is responsible for the distribution and regulation of liquor products across the province. In October 2016, Saskatchewan introduced a private liquor model, and in February 2023, the last remaining SLGA-run stores were sold in auction. As of the date of this AIF, there are approximately 620 liquor retailers in Saskatchewan that sell alcohol for off-premise consumption. These retailers are known as Retail Store Permittees (“RSPs”). Retailers include large standalone operations in larger centres, smaller businesses integrated within an unrelated business in rural communities and others that operate in conjunction with a liquor-permitted restaurant, tavern, etc.

The Alcohol Control Regulations, 2016 restricts the number of retail store permits allowed in a municipality based on its population and requires a municipality to have a minimum population of 500 to be eligible for a retail store permit. In municipalities with more than one retail store permit, no retail store permittee will be allowed to control all available retail store permits in the municipality. Additional consideration exists for small municipalities with population under 500 and in the Northern Saskatchewan Administration District.

The SLGA initiates an open bid process seeking applicants for retail store permit opportunities if an expression of interest is submitted to SLGA, a retail permit is available, and no bylaw prohibits the operation of a retail store. Bids are accepted for ten days, and the winning bid will be awarded within five business days of the closing date of the auction. SLGA will only issue the retail store permit if, within eighteen months following the conclusion of the open bid process, the successful bidder has applied and qualified for a retail store permit, which includes paying all the applicable permit fees, made all partial bid payments within the payment schedule, and established a permitted retail store in compliance with SLGA’s facility standards for retail stores.

Saskatchewan Liquor Store Operations

All RSPs in Saskatchewan operate under the same set of rules including rules regarding product selection, ability to sell chilled products, ability to establish operating hours, and the ability to set their own prices.

Provided that a RSP complies with the minimum prices set by SLGA, the RSP has the discretion to set the price for beverage alcohol in an establishment. RSPs may offer promotional packages including beverage alcohol under certain conditions.

RSPs may also promote beverage alcohol products by providing samples in accordance with applicable policies.

A retail store may advertise and sell online beverage alcohol sold in the store. A retail store can also self-deliver beverage alcohol to individuals at private places. All retail stores may also deliver beverage alcohol sold online to commercial RSPs. A restaurant can self-deliver beverage alcohol with a meal to individuals at private places. All online sales must be delivered in accordance with a valid home delivery special use permit or by the permittee or be picked up by the customer making the purchase.

Saskatchewan Liquor Supply

SLGA warehouses and distributes most alcohol and regulates the sale and service of alcohol in the province with oversight of establishments that serve and/or retail alcohol. The Liquor Wholesale and Distribution Division (“LWDD”) is responsible for the product selection, procurement, and distribution of all products sold in the Saskatchewan market.

RSPs in Saskatchewan can purchase alcohol at wholesale prices through SLGA’s distribution centre, a retail store, a craft alcohol (on site) store or (off site) off-sale, or an SLGA approved specialty liquor warehouse.

Saskatchewan Liquor Wholesale Pricing

All RSPs pay the same wholesale price for alcohol purchased from SLGA’s distribution centre or specialty liquor warehouses. The wholesale price includes environmental surcharge and refundable container deposits; freight rate and cost of service (for products distributed by SLGA warehouses); SLGA markup; and federal customs and excise duties (as applicable) and the GST. Liquor retailers may purchase products from the SLGA warehouse at the wholesale price or negotiate prices with private warehouses. All liquor retailers are free to price their products as they determine appropriate for their business, subject to social reference pricing.

Saskatchewan Liquor Advertising and Promotion

The advertising standards set by the CRTC in the “Code for Broadcast Advertising of Alcoholic Beverages” shall be applied by SLGA to beverage alcohol advertising taking place in any medium in Saskatchewan. Other municipal, provincial, and federal standards may also apply.

In cases where advertising conducted by or on behalf of an RSP is deemed to violate the requirements of the CRTC or any other relevant municipal, provincial, or federal authority, SLGA reserves the right to impose sanctions on the liquor permit involved.

RSPs, excluding special use sports stadiums, theatres, concert premises, or convention centres and any premises on which exhibitions or fairs are presented, are prohibited from accepting financial or material inducements from a manufacturer, supplier, retail store, or any directors, officers, shareholders, employees or agents of a manufacturer, supplier, or retail store. RSPs may accept legitimate promotional items to promote a manufacturer, supplier, or its product or products and may offer loyalty programs to customers subject to certain restrictions.

Cycles

The liquor retail industry is subject to seasonal variations and timing of holidays, relative to the Company’s interim periods. Historically, the Company’s sales have been lowest in the first quarter and increase each quarter thereafter, with the last quarter typically generating the highest sales due to the holiday season.

Economic Dependence

The Company is not substantially dependent on any individual retail liquor store, licence, or lease.

Cannabis Retail Operations

Summary

Retail operations comprise the private sale of adult-use cannabis through corporate-owned and franchised retail cannabis stores under the “Spiritleaf” retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of adult-use cannabis by offering a premium consumer experience and quality curated cannabis products.

Spirit Leaf Inc. (as amalgamation successor of Inner Spirit) (“Spirit Leaf”) has a strategic portfolio of 87 corporate-owned and franchised Spiritleaf retail cannabis stores in five provinces across Canada. SNDL acquired Inner Spirit on July 20, 2021.

For the two most recently completed financial years, the Company’s revenue from cannabis sales to retail customers was $270.5 million (year ended December 31, 2023) and $192.7 million (year ended December 31, 2022). The year ended December 31, 2022 includes the post acquisition Nova cannabis sales from March 31, 2022 to December 31, 2022.

Corporate-Owned Retail Operations

The Company, through Spirit Leaf Corporate Inc. (“Spirit Leaf Corporate”), opens and operates corporate-owned Spiritleaf retail cannabis stores in strategic locations across Canada in jurisdictions where permitted, including Alberta, Manitoba and Saskatchewan.

The Company intends to continue to seek and secure leases of real estate locations for potential corporate Spiritleaf retail cannabis stores in jurisdictions where permitted.

Franchise Retail Operations

The Company, through Spirit Leaf, supports a chain of franchised Spiritleaf branded retail cannabis stores in jurisdictions where permitted, including Alberta, Manitoba, Saskatchewan and Ontario. In addition, Spiritleaf operates an online business through which it sells non-cannabis products (cannabis accessories and apparel) and allows consumers to arrange for pick-up of their orders in-store and through which it plans to, in the future, sell cannabis products, where permitted. A franchise partner of Spiritleaf operates an online store in the province of Saskatchewan, through which it sells cannabis products and accessories.

Nova Retail Operations

The Company currently provides certain services to Nova pursuant to a management and administrative services agreement dated March 22, 2021, including, among other things, finance, marketing, reporting, legal, human resources and corporate, for an annual fee plus adjustments and expenses. In exchange for such services, the Company receives, among other things, an annual fee of $1.25 million, paid in equal monthly installments and subject to adjustment, as a means of covering the Company’s overhead and accounting costs incurred to render the services. See “Interest of Management and Others in Material Transactions—Nova Material Contracts” and “Material Contracts”.

Production and Services

As a retailer, the Company, through Spirit Leaf Corporate, sells cannabis products, cannabis accessories and other products permitted to be sold in accordance with applicable regulatory frameworks. As a franchisor, the Company, through Spirit Leaf, sells fixtures to franchise partners prior to them opening their Spiritleaf retail cannabis stores, and once such stores open, its sells Spiritleaf cannabis accessories to them.

In general, the Company is only authorized to sell cannabis products purchased from an authorized provincial distributor and cannabis accessories and other items prescribed by the applicable provincial regulator.

Specialized Skill and Knowledge

All aspects of the Company’s retail operations, whether it is the operation of retail cannabis stores, the sale of cannabis and cannabis accessories, the sale of franchises, the ongoing support of franchisees or otherwise, require specialized skills and knowledge. Such skills and knowledge include, among other things, knowledge on franchising, cannabis, cannabis products and accessories, retail, real estate, consumer goods, customer service and the sale of adult-use cannabis in Canada.

Competitive Conditions

The private retail cannabis industry in Canada is very competitive, and the Company anticipates increased levels of competition in the industry as new participants enter the market and established retailers consolidate. In anticipation of the Cannabis Act coming into effect on October 17, 2018, numerous parties sought and applied for licences to operate retail cannabis stores in jurisdictions where the private retail of cannabis was permitted. As certain jurisdictions moved to a private or semi-private market system for the retail of cannabis, and as regulators increased the aggregate number of licences available for issuance to private cannabis retailers and the pace at which such licences are issued, competition in the private retail cannabis industry continued to increase.

The principal aspects of competition include, among other things, obtaining retail cannabis store licences and regulatory approvals, the availability of cannabis products and cannabis accessories, securing optimal real estate locations and the ability to attract and retain key personnel and customers. The Company believes that its significant competitors are other entities seeking multiple retail cannabis store licences in multiple jurisdictions. It is also important to note that competition between retail cannabis stores is significantly geographical in nature, and the main competition the Company’s retail cannabis faces is from other retail cannabis outlets that are located in the same local geographical area and that serve the same consumer demographic.

The Company also faces competition from vertically integrated cannabis companies, existing retailers, government retailers, and the illegal market. The recent consolidation of retail companies in the market is also anticipated to increase competition in the industry, as larger consolidated companies generally have better access to capital and other necessary resources. Certain grocery and convenience stores have begun to enter the market in certain jurisdictions, and others continue to lobby for changes to the regulations for an opportunity to enter the market. Increased competition by numerous independent retail cannabis stores and new or larger competitors could materially and adversely affect the business, financial condition, and results of the Company.

In light of the strong competition in the industry, cannabis retailers are attempting to differentiate themselves from their competitors through retail cannabis store locations, their brands and their product offerings (through perceived quality, product variety and price). Retailers are using a variety of communication strategies to draw attention to these differentiators, including through social media, experiential marketing and traditional print and digital advertising, to the extent possible under the applicable regulatory frameworks.

The saturation of the retail cannabis market, particularly in markets such as Toronto, Ontario, as well as supply chain issues may result in the closure of many competitor stores that lack sufficient capital to compete. Similarly, this may result in a decline in new entrants to the market.

To remain competitive, the Company and its subsidiaries will require a continued high level of investment in marketing, sales and client support. The Company believes that its product knowledge, experience operating retail outlets, and strategic partnerships with established companies in the cannabis industry, will allow it to offset some of the risks associated with any increased competition in the retail cannabis market.

The Company believes that the experience of management in both the retail and cannabis spaces has and will continue to be a competitive advantage in navigating the highly regulated marketplace.

Regulatory Framework

Alberta Cannabis Retail Industry

The Province of Alberta regulates cannabis activities within its boundaries through the GLCA and the GLCR and supplemental policies and conditions of the AGLC.

The AGLC is responsible for managing provincial oversight of the private retail adult-use cannabis industry. The AGLC is exclusively authorized to purchase adult-use cannabis products from licensed producers, which it then distributes to licensed private retailers for sale from licensed premises. The AGLC is also responsible for issuing licences to private retailers authorizing the sale of adult-use cannabis products in accordance with the GLCA, the GLCR and the AGLC’s policies and conditions. The GLCA authorizes the AGLC to establish policies, including in respect to the advertising and promoting of cannabis and cannabis retail licences. The AGLC Handbook sets out the AGLC’s policies and guidelines related to cannabis retail licences.

The GLCA prohibits: (i) agreements between cannabis licensees and suppliers to sell or promote the sale of the supplier’s cannabis, except as provided by the GLCR; (ii) individuals under the age of 18 from entering licensed premises or from purchasing or attempting to purchase, obtain or possess cannabis; (iii) the sale of adult-use cannabis products to an intoxicated person; and (iv) the use of a term commonly associated with medicine, health or pharmaceuticals including “pharmacy”, “dispensary”, “apothecary”, “drug store”, “medicine”, “medicinal”, “health”, “therapeutic”, or “clinic” in any signage for a licensed premises or the name of a licensee. The GLCA also prohibits issuance of a cannabis retail licence unless the sale of cannabis will be conducted as a separate business from any other activities of the applicant and in a location where only cannabis products, cannabis accessories (as defined in the Cannabis Act) or other prescribed items are sold.

In 2022, licensed cannabis retailers in Alberta were permitted to begin offering online sales and delivery of cannabis products, subject to certain conditions. Licensed cannabis retailers are required to apply to the AGLC to have their licences expanded to allow for online sales and must have their website approved by AGLC inspectors.

The GLCR sets out detailed rules regarding: (i) the ownership and operation of licensed cannabis retail stores; (ii) where such stores may be located; (iii) staffing, security and safety requirements for licensed stores; and (iv) the process for review and approval of applications for cannabis retail store licences. The GLCR prohibits a licensed cannabis retail store from being located within 100 metres of a provincial health care facility, a school, or land designated as a school reserve or municipal and school reserve; however, municipalities may expressly vary such restrictions on the location of cannabis retail stores in their land use by-laws.

The AGLC Cannabis Retail Cannabis Store Handbook (the “AGLC Cannabis Retail Handbook”) provides information to licensees about AGLC policies and requirements on various topics related to their cannabis store license including rules on premise management, advertising and promotions, inspections and enforcement. The AGLC Cannabis Retail Handbook requires that activities in a retail cannabis store must be directly related to the responsible sale of cannabis or cannabis accessories. Accessories that may not be sold at cannabis retail stores include consumable products other than cannabis, products intended to be mixed, applied or consumed with cannabis, organic solvents and products or promotional material related to the medical use of cannabis. The AGLC has published a list of cannabis accessories it considers to be approved for sale in licensed cannabis retail stores.

The AGLC prohibits inducements between cannabis suppliers and retailers. More specifically, a cannabis supplier is prohibited from directing any services, items or activities to a retailer that could directly benefit the retailer or their staff, and the retailer may not request or accept such inducements. This includes any items of value from a cannabis supplier as an inducement to stock a product in return for improved display space or any other consideration including cash, rebates, free cannabis products other than those for sampling purposes, and compensation for expenses.

The GLCR initially prohibited the issuance of a licence if it would result in more than 15% of the total number of issued retail cannabis licences in Alberta being held by one person or a group of persons having common control. However, that prohibition was lifted on October 17, 2020 and there is no longer a limitation on the number of cannabis licences that may be held by one person or a group of persons having common control.

Each municipality in Alberta is responsible for establishing its own land use and business licensing by-laws governing the issuance of development permits, building permits and business licences to prospective cannabis retail store licensees. Some municipalities have implemented a random selection process for determining the order and priority of review of initial cannabis retail store applications; others have adopted a first-come, first-served approach.

Most municipalities have adopted additional separation requirements beyond the GLCR requirements including separation requirements between competing cannabis retail stores, and between a cannabis retail store and other sensitive uses such as schools, hospitals, treatment centres, public parks and/or payday loan or pawn stores. Variances from the prescribed separation distances may, in some cases, be granted by the duly appointed development officer, or by the Subdivision and Development Appeal Board pursuant to the Municipal Government Act (Alberta).

Manitoba Cannabis Retail Industry

Manitoba has legislated a private retail model for adult-use cannabis under the Liquor, Gaming and Cannabis Control Act (Manitoba), the Manitoba Liquor and Lotteries Company Act, the Manitoba Gaming, Liquor and Cannabis Regulation and the Manitoba Cannabis Regulation. Licensed private retailers operate all cannabis retail locations in Manitoba, selling cannabis supplied by the Manitoba Liquor and Lotteries Company (the “MLL”). Licensed retailers in Manitoba are also authorized to conduct online sales. The Liquor, Gaming and Cannabis Authority of Manitoba is responsible for regulating Manitoba’s cannabis industry. This includes licensing cannabis retail stores and distributors and ensuring that licensees comply with all regulatory requirements through regular inspections and audits.

The legislation establishes two categories of retail cannabis licence that may be issued by the Liquor, Gaming and Cannabis Authority of Manitoba: the “Controlled-Access Licence” and the “Age-Restricted Licence”. The Controlled-Access Licence authorizes the operation of a cannabis retail store that does not allow for customers to view or access cannabis until after purchase. The cannabis in a controlled-access store must be stored behind a counter or behind shelving with covers to prevent customers from viewing it. The Age-Restricted Licence authorizes the operation of a cannabis retail store that persons under the age of 19 are prohibited from entering. The interior of an age-restricted cannabis store must not be visible from outside of the store.

On June 1, 2020, Manitoba moved to Phase III of its retail cannabis framework, being an open-market for non-medical cannabis sales. In Phase III, the restrictions on who may apply for a retail cannabis licence and the lottery process have been eliminated in favour of a process that allows for any person or company to apply to establish a cannabis retail store in the province.

The Manitoba Cannabis Regulation sets out requirements for licensed retailers and distributors, including particulars of store security, store layout, sale transactions, record-keeping requirements, restrictions on promotion and advertising, online sales and so on. These regulations are supplemented by the Terms and Conditions published by the Liquor, Gaming and Cannabis Authority of Manitoba on September 13, 2018, with which retailers must comply.

The MLL applies a wholesale mark-up on adult-use cannabis, including a $0.75 per gram mark-up as a placeholder to the provincial share under the Canada-Manitoba Coordinated Tax Agreement, and a 9% mark-up applied on top of the $0.75 per gram. In Manitoba, cannabis retail stores are not prohibited from selling non-cannabis items such as nicotine and vaping products.

Saskatchewan Cannabis Retail Industry

The Cannabis Control (Saskatchewan) Act (the “CCSA”) and the Cannabis Control (Saskatchewan) Regulations allow private cannabis retailers to sell cannabis, cannabis accessories and ancillary items in standalone storefront operations and deliver province-wide.

The SLGA is responsible for managing provincial oversight of the private retail adult use cannabis industry, including the issuance of private retail licences, private wholesale permits and the registration of licensed producers. The SLGA is not directly engaged in wholesale or retail distribution, or sales of adult-use cannabis.

Cannabis retailers in Saskatchewan are permitted to purchase cannabis from a Saskatchewan permitted wholesaler or retailer, or a licensed producer who is registered with the SLGA to sell to Saskatchewan retailers. The CCSA provides for the issuance of cannabis permits for the purchase, possession, sale, transport and distribution of cannabis and also provides for the prescription, from time to time, of the maximum number of cannabis permits of each class of permit that can be issued. The SLGA issues the following three classes of cannabis permits and registrations: Cannabis Retail Store Permits, which authorize the retail sale of cannabis for consumption and use off premises; Cannabis Wholesale Permits, which authorize the wholesale purchase and distribution of cannabis to holders of Cannabis Retail Store Permits (but not the general public); and the registrations to licensed producers authorizing them to ship directly from an existing warehouse facility to holder of a Cannabis Retail Store Permit or a Cannabis Wholesale Permit. Although the Government of Saskatchewan had previously implemented limits on the allocation of the number of cannabis retail licences amongst municipalities across the province, the SLGA moved to an open licensing framework effective September 2020.

The CCSA prohibits: (a) individuals under the age of nineteen (19) from entering licensed cannabis retail premises or purchasing (or attempting to purchase), possessing, consuming, selling or distributing cannabis; (b) the sale of adult-use cannabis to an intoxicated person; and (c) possession or consumption of cannabis at a school or childcare facility or at a campground for which a cannabis ban has been declared. The CCSA authorizes the SLGA to establish terms and conditions for cannabis permits, including respecting the display, packaging or promotion of cannabis, and authorizes municipalities to fully or partially opt out of any cannabis activities authorized by a cannabis permit. The CCSA does not establish requirements for the location of cannabis retail stores, and defers to municipalities to set restrictions on the location of cannabis retail stores in their communities through land use by-laws. The Lieutenant Governor in Council may also limit the maximum number of permits that may be issued.

The SLGA has released a Guide to Saskatchewan’s Cannabis Retail, a Guide to Saskatchewan’s Cannabis Wholesalers & LPs, and a Cannabis Regulatory Policy Manual.

Cannabis retail stores may only sell cannabis accessories and ancillary items that directly relate to cannabis, such as cannabis cookbooks, magazines and branded or themed apparel. A cannabis retailer may not sell tobacco products, lottery tickets, snack foods and beverages, products or equipment typically associated with the extraction of cannabinoids through the use of organic solvents, or other items that may encourage the overconsumption of cannabis, the consumption of illicit cannabis or the consumption of cannabis by minors. The SLGA has not issued a list of prohibited or permitted cannabis accessories or ancillary items.

The CCSA does not prohibit vertical integration or other close relationships between cannabis retailers and licensed producers. Rather, the SLGA explicitly authorizes a company to have an interest in both a producer and a retailer, and businesses that can demonstrate access to both supply and purchase commitments from licensed producers and permitted retailers are prioritized in the SLGA’s review queue.

A permitted cannabis retail store may also sell its products online for delivery throughout the province using an approved delivery service or common carrier. Certain requirements apply to online sale, including proof of age of the recipient and that all sales must be made only to persons located in Saskatchewan.

Ontario Cannabis Retail Industry

The Province of Ontario regulates cannabis activities within its boundaries through the Cannabis Licence Act, 2018 (Ontario) (the “CLA”) and the Cannabis Control Act (Ontario) (the “CCA”). The AGCO has also published the Registrar’s Standards for Cannabis Retail Stores, pursuant to the rule-making authority and power to establish standards and requirements regarding advertising and promotional activities, training related to cannabis, security, and other matters granted to it under the CLA.

The legal age for possession and consumption of cannabis in Ontario is 19. Cannabis smoking or vaping is permitted anywhere that tobacco smoking or e-cigarettes is permitted in the province.

Legislation authorizing private retail sales was not in place in Ontario upon the coming into force of the Cannabis Act on October 17, 2018. Consequently, adult-use cannabis was initially distributed in Ontario exclusively through online sales by government stores controlled by a provincial Company known as the Ontario Cannabis Store (the “OCS”), an affiliate of the Liquor Control Board of Ontario, which had entered into supply agreements with a number of licensed producers. Following the implementation of private retail storefronts, the OCS maintained its monopoly as the exclusive distributor between licensed producers and retailers in the province. Licensed cannabis retail stores in Ontario are only permitted to sell cannabis products obtained from the OCS, cannabis accessories and items that relate in some direct way to cannabis or its use (such as an item that depicts cannabis or its use or is cannabis-themed), but not any food or drink that is not cannabis.

There are two types of licences and one type of authorization under the CLA; (i) Retail Operator Licence; (ii) Cannabis Retail Manager Licence; and (iii) a Retail Store Authorization. A cannabis retail store may only open once a Retail Store

Authorization is received in respect of that specific location. Only applicants for or holders of a Retail Operator Licence may apply for a Retail Store Authorization. In addition, any individual, other than the holder of the Retail Operator Licence, acting in a management function within a cannabis retail store (e.g., supervising employees, overseeing sales, managing compliance issues) must obtain a Cannabis Retail Manager Licence. Each holder of a Retail Operator Licence is permitted to have up to 150 stores (and 150 Retail Store Authorizations in respect of such stores).

Certain eligibility criteria must be met with respect to each licence and authorization. Retail Store Authorizations will not be issued for proposed locations that are within prescribed distances from schools or for locations within municipalities that have opted out of having cannabis stores located within their boundaries prior to January 22, 2019. The AGCO can also refuse an applicant if it is not satisfied that the applicant will exercise sufficient control (directly or indirectly) over its retail business, including over the premises, equipment and facilities.

On February 7, 2022, the AGCO announced new updates to the Registrar’s Standards for Cannabis Retail Stores regarding more detailed prohibitions around retailers accepting or requesting inducements from licensed producers, which came into effect on June 30, 2022. More specifically, the AGCO prohibits “material inducements” from a licensed producer to a retailer for the purpose of increasing the sale of a particular type of cannabis and included further guidance on specific prohibited activities.

Additional limits are imposed under the CCA’s general regulation on licensed producers. A corporation or other non-individual entity is not eligible to be issued a Retail Operator Licence if more than 25% of the entity is owned or controlled, directly or indirectly, by one or more licensed producers or their affiliates (as defined under the CCA’s general regulation). Licensed producers themselves are permitted to apply to licence one cannabis retail store, but the store must be located at their production site.

In November 2020, in response to the COVID-19 pandemic, the Registrar’s Standards for Cannabis Retail Stores were temporarily amended to allow cannabis retail stores to complete sales through curbside pick-up and delivery services. On October 7, 2021 the Ontario government announced proposed amendments to the CCA and CLA that would allow authorized cannabis retailers to provide curbside pick-up and delivery services on a permanent basis. Such amendments came into force on March 15, 2022.

British Columbia Cannabis Retail Industry

The Province of British Columbia regulates cannabis activities within its boundaries through the Cannabis Control and Licensing Act (British Columbia) (the “CCLA”) and the Cannabis Distribution Act (British Columbia) (the “CDA”). In addition, the LCRB has provided guidance to the industry, including through the B.C. Cannabis Private Retail Licensing Guide, the BC Handbook, and the Marketing Terms and Conditions Handbook, all of which are regularly updated.

The CCLA and the Cannabis Licensing Regulation (the “CLR”) regulate the possession, sale, promotion, supply and production of adult-use cannabis within British Columbia and provides the scheme for licensing and certain rules for the retailing of cannabis, including inducements. Three classes of licences are established pursuant to this legislative regime: the Cannabis Retail Store Licence, which authorizes the sale of adult-use cannabis through a private retail store; the Producer Retail Store Licence, which authorizes a licensed producer to sell adult-use cannabis at a location that is adjacent or proximate to the federally-licensed area; and the Marketing Licence, which authorizes the licence holder to promote cannabis for the purpose of selling it.

The CCLA prohibits: (a) consumption of cannabis on school properties and in vehicles; (b) smoking and vaping cannabis anywhere that tobacco smoking and vaping are prohibited, in addition to playgrounds, sports fields, skate parks, and other places where children commonly gather; (c) public intoxication; (d) the sale of adult-use cannabis to an intoxicated person; (e) minors under the age of 19 from possessing, consuming, purchasing or attempting to purchase cannabis; and (f) vertical arrangements with licensed producers including exclusivity agreements and payments to promote, induce or further the sale of a particular class or brand of cannabis. The Lieutenant Governor in Council may also make regulations, including with respect to marketing, advertisement and promotion of cannabis or sponsorship involving advertising or promoting of cannabis or a licensee.

Under the CCLA and CDA, adult-use cannabis may be sold by both private and government‐owned retailers pursuant to licences to be awarded by the LCRB. The BCLDB is the exclusive wholesaler responsible for distribution of cannabis products in British Columbia.

With the exception of the Producer Retail Store Licence, the CCLA prohibits the LCRB from issuing a licence to a person closely associated with a licensed producer such that they are likely to promote the sale of such licensed producer’s cannabis products. The BC Handbook indicates that a cannabis retailer may not be permitted to sell a licensed producer’s products if either the retailer and licensed producer are impermissibly financially interconnected (by ownership, voting interest or otherwise). Relationships that present such risks must be disclosed and the LCRB must be satisfied that the retailer is not likely to promote the sale of cannabis of the licensed producer to the exclusion of others.

No maximum limit or target for the number of cannabis retail store licences to be issued has been set in British Columbia; however, the CLR prohibits the LCRB from issuing a license to an applicant if it would result in the applicant or a group of related persons holding more than 8 retail store licences.

No provincial requirements have been established for the location of cannabis retail stores. The LCRB defers to municipalities to set restrictions on the location of cannabis retail stores in their communities through land use by-laws.

The BC Handbook sets out detailed requirements for cannabis retail store licensees, including: (a) prohibitions on (i) associations with, use of the name of or joint advertising with another business, other than another licensed adult-use cannabis store – the BC Handbook specifically sets out restrictions on names that: (1) use the words “pharmacy”, “apothecary” or “dispensary” (in a traditional or non-traditional spelling); (2) have graphics associated with a pharmacy (e.g. green cross); and (3) include language that encourages intoxication; (ii) customer loyalty programs; and (iii) in-store games or entertainment; and (b) restrictions on gift card programs. Although online sales of cannabis were initially not permitted, in August 2020 the provincial government amended the CCLA and its regulations to permit the sale of cannabis products online for pickup in store. Furthermore, beginning on July 15, 2021 the provincial government enacted further amendments to allow cannabis retailers to offer limited cannabis delivery services, provided appropriate identification and age verification procedures are complied with at the point of delivery.

The BC Handbook prohibits licensed producers or marketers from buying shelf space, offering weight discounts or other discounted product in exchange for marketing benefits. Cannabis retail stores must carry and make available to consumers a representative selection of brands of cannabis from a variety of suppliers that are not associated with or connected with each other. Cannabis retail stores are prohibited from selling snacks, tobacco or other items not related to cannabis.

Potential retailers are required to receive municipal government approval before the LCRB will issue a cannabis retail licence. Each municipality is responsible for implementing their own land use, development and business licensing by-laws, and the status of such efforts varies by municipality.

Vertically integrated competitors

Certain competitors in the retail cannabis industry are also licensed producers that are able to produce the products sold at retail stores. Such companies are generally well capitalized and have an established operating history in Canada and may have significant scale and international operations. At the time of this AIF, vertically integrated companies are able to compete directly with the Company and its franchise partners in the Alberta, Manitoba and Saskatchewan markets. However, they are subject to regulatory operating restrictions in the major markets of British Columbia and Ontario that are likely to significantly limit their ability to compete directly with the Company and its franchise partners in those jurisdictions.

Existing retailers

These competitors generally have an existing business with some kind of retail footprint (in liquor sales, cannabis accessories sales, or otherwise) and have already entered or are potentially entering the private retail cannabis market as a growth opportunity. These competitors may also be well capitalized with established retail operations in Canada.

Government retailers

The Company and its franchise partners also face competition from government wholesalers that sell directly to consumers online such as the OCS in Ontario. In British Columbia, the Company’s franchise partners face additional direct competition from the government in the form of government-owned retail stores.

Illegal market

The Company and its franchise partners face significant competition from persons continuing to operate in the illegal cannabis market in Canada. Management believes that until there is sufficient private retail coverage, methods of engaging potential customers and types of products legally available to consumers, competition from the illicit market will remain significant.

Market Consolidation

It is anticipated that as the retail cannabis industry matures, competitors in the market will consolidate or acquire smaller operators to capitalize on cost synergies and increase their market share. To date, several of the Company’s competitors have increased their retail cannabis store counts and market share through consolidations or acquisitions, or are in the process of consolidating or making acquisitions.

Intangible Properties

The Company aims to be the most knowledgeable and trusted source of adult-use cannabis by offering a premium consumer experience and quality curated cannabis products. To achieve that, the Company focuses on associating its brand with high quality product selections and a customer-first experiences. The Company recognizes the importance of its retail brand on its success and its competitiveness in the retail cannabis industry, and the need to protect and enhance its value. In an effort to protect and expand its brand, the Company has applied for, or has received, Canadian trademark protections for certain of its marks. The Company has also applied for United States trademark protections for certain of its marks.

Seasonality

To date, the retail cannabis store network has experienced marginal seasonality, with sales increasing in the summer months from May to August, as well as during the month of December.

Economic Dependence

The Company is not substantially dependent on any individual retail cannabis store, licence, or lease, but the maintenance of our licences and authorizations issued by provincial regulators, generally, is critical to the success of our retail business.

Cannabis Operations

Summary

SNDL currently produces and markets cannabis products for the Canadian adult-use market. The Cannabis Act provides provincial, territorial and municipal governments with the authority to prescribe regulations regarding retail and distribution of adult-use cannabis. As such, the distribution model for adult-use cannabis differs from province to province. Some provinces have government-run retailers, while others have government-licensed private retailers, and some have a combination of the two. All of the Company’s sales are conducted according to the applicable provincial and territorial legislation and through applicable local agencies. The Company has established supply agreements with ten Canadian provinces.

The Company’s primary focus in the cannabis operations segment has been on producing and distributing premium products and brands (flower, pre-rolls and vapes). Upon receiving a licence from Health Canada to sell cannabis oil products, the Company began the sale and distribution of cannabis vape products in December 2019.

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of edibles, vapes and oils. With enhanced procurement and manufacturing capabilities and plans to continue evolving toward a cost-effective cultivation and manufacturing operation, the cannabis operations segment is a key enabler of SNDL's vertical integration strategy.

SNDL’s cannabis brand portfolio includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette and intends to introduce new products under these brands as it expands its brand portfolio.

SNDL’s operations cultivate cannabis in approximately 380,000 square feet of total space in Atholville. SNDL’s extraction and manufacturing operations include 84,506 square feet of total space in British Columbia and 25,500 square feet of total space in Ontario. SNDL is headquartered in Calgary, Alberta, with cannabis processing operations in Kelowna, British Columbia, Bolton, Ontario and Atholville, New Brunswick.

Cultivation Operations, Production and Services

SNDL’s industry-leading, purpose-built grow rooms at the Atholville Facility enable the Company to produce large yields of high potency cannabis reliably and at scale for bulk volumes. The individual room-based cultivation format provides SNDL with several advantages compared to greenhouse grow methods. This includes optimized and customizable environments for each strain, efficient scaling of production capacity, and predictable yields of flower-to-trim ratio of 75%/25%. The Company’s indoor grow allows for reduced dependency on chemical pest control methods and reduced risk of impairment due to mold or mildew. The cultivation site design incorporates one-piece-flow of product to maximize workflow efficiencies and gross margin.

The facility in Kelowna, British Columbia offers state of the art cannabis manufacturing for a variety of products. The Company leverages its extensive knowledge and experience with cannabis extraction as one of the first large scale producers to create high quality extracts and isolates which are always evolving with market trends. At the Kelowna facility, one building manufactures cannabis products using leading automated and semi-automated solutions from dried flower, preroll, vapourizers, as well as concentrates while the other building focuses on automated edible manufacturing, specifically gummies and chocolates.

A dedicated beverage production facility operates out of Bolton, Ontario with a fully automated solution in place for both standard format cans as well as PET bottles.

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. The Company’s management is comprised of individuals with extensive experience and expertise in areas including, but not limited to, cultivation of cannabis, consumer packaged goods, product development, strategy, analytical testing and legal and regulatory compliance.

Specialized skills and knowledge are important to the Company’s success as it continues to evolve with the industry and grow its brands, and we continue to build on the skills and knowledge required within our organization to meet our goals.

Competitive conditions

The Company’s cannabis operations face enhanced competition from others who are licensed under the Cannabis Act and the various provincial and territorial regulatory regimes to participate in the adult-use cannabis industry. The Cannabis Act and the various provincial and territorial legislation have established licensing regimes for the cultivation, production, processing, testing, packaging, labelling, delivery, transportation, distribution, sale, possession and disposal or destruction of cannabis for adult use.

Subject to certain restrictions set out in the Cannabis Act and provincial and territorial legislation, adults in all provinces except Manitoba and Quebec are permitted to cultivate, propagate, harvest and distribute up to four cannabis plants per household.

We expect that competition in the adult-use cannabis market and other cannabis markets in which we expect to participate will become more intense as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, we will require a continued high level of investment in research and development, marketing, sales and client support.

We also face competition from the illicit cannabis market. Illegal dispensaries and ‘black market’ operations and participants, despite not having a valid licence under the Cannabis Regulations (Canada) (the “Cannabis Regulations”), command a significant percentage of the total market for cannabis and cannabis products in Canada.

In addition, the legal landscape for medical and adult-use cannabis is changing internationally. An increasing number of jurisdictions globally are passing laws that allow for the production and distribution of medical and/or adult-use cannabis. Increased international competition, including competition from suppliers in other countries who may be able to produce at lower cost, and limitations placed on us by Canadian or other regulations, might lower the demand for our products on a global scale.

Regulatory Framework

Background to the Cannabis Act and Regulations

On October 17, 2018, the Cannabis Act, together with its accompanying regulations, including the Cannabis Regulations and the Industrial Hemp Regulations (the “IHR”) and collectively with the Cannabis Regulations (the “Regulations”) came into force. The Regulations, among other things, outline the rules for the legal cultivation, processing, research, testing, distribution, sale, importation and exportation of cannabis in Canada, including the various classes of licences that can be granted, and set standards for cannabis products. Prior to the Cannabis Act and the Cannabis Regulations coming into force, only the sale of medical cannabis was legal. Such sales of medical cannabis were regulated under the Access to Cannabis for Medical Purposes Regulations (Canada) (the “ACMPR”).

The Cannabis Act and the Regulations establish a licensing and permitting scheme for the cultivation, processing, importation, exportation, testing, transportation, sale, possession and disposal of cannabis both for medical and non-medical use (i.e. adult recreational use). This scheme replaced the ACMPR for purposes of the medical cannabis regime. The Cannabis Act allows for the import and export of cannabis only for medical or scientific purposes. Import and export permits are applied for and received on a case-by-case basis.

On October 17, 2019, the Cannabis Act and Cannabis Regulations were amended to, among other things, allow for the production, distribution and sale of cannabis extracts, cannabis topicals and edible cannabis in addition to the other previously permitted product categories. The Cannabis Regulations set out certain requirements for the sale of cannabis products, including limiting the delta-9-tetrahydrocannabinol (“THC”) content and size of certain product forms.

Pursuant to the regulatory framework, each province and territory in Canada is required to establish their own laws governing the distribution, sale and consumption of cannabis and cannabis accessory products within the province or territory. See “—Provincial and Territorial Regulatory Framework for Adult-Use Cannabis” below.

On June 19, 2021, Health Canada pre-published the proposed changes “Amendments to the Cannabis Regulations (Flavours in Cannabis Extracts)” in the Canada Gazette, Part I with a 75-day public comment period. Health Canada has outlined that the proposed restrictions will align with the proposed Order Amending Schedules 2 and 3 to the Tobacco and Vaping Products Act (Flavours) and the proposed Standards for Vaping Products' Sensory Attributes Regulations. There has been no further announcement or publication regarding the 2021 consultation on proposed changes.

On September 22, 2022, Health Canada initiated the Cannabis Act legislative review which was required three years after legalization under section 151.1 of the Cannabis Act. An Expert Panel was appointed to undertake an evidence-based review of the Act and provide advice to the Minister of Health and the Minister of Mental Health and Addictions on progress towards achieving the Act's objectives. The Panel’s final report is due to be tabled in both Houses of Parliament in March 2024.

On March 24, 2023, the Department of Health published a Notice of Intent — Consultation on potential amendments to the Cannabis Regulations. This consultation was open for a 60-day public comment period which closed on May 24, 2023. The proposed amendments are expected to be published through the Canada Gazette, Part I in spring 2024 with a 30-day public comment period.

Given that the Cannabis Act and the Regulations were only recently enacted and are still developing, the impact of the regulatory framework on our business is uncertain. See “Risk Factors—Risks Related to Cannabis Regulation and Legal Proceedings”. Given that cannabis for adult use only recently became legal in Canada, the industry and the regulations governing the industry are rapidly developing. If the industry and regulations develop in ways that differ from our expectations, our business and results of operations may be adversely impacted. Over the past five years of legal adult-use cannabis in Canada, regulatory predictability is limited and there has been a high level of uncertainty regarding regulatory interpretation, decisions and enforcement related to licence holders under the Cannabis Act.

Adult-Use Cannabis

The Cannabis Act provides a licensing and permitting scheme for the cultivation, processing, research, testing, distribution, sale, importation and exportation of cannabis for non-medicinal use (i.e., adult use), that were implemented by regulations promulgated under the Cannabis Act.

In particular, among other things, the Cannabis Act:

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Restricts the amounts of cannabis that individuals can possess and distribute, public consumption and use, and prohibits the sale of cannabis unless authorized by the Cannabis Act.
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Permits individuals who are 18 years of age or older to cultivate, propagate, and harvest up to and including four cannabis plants in their dwelling-house, propagated from a seed or plant material authorized by the Cannabis Act.
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Restricts (but does not strictly prohibit) the promotion and display of cannabis, cannabis accessories and services related to cannabinoids to consumers, including restrictions on branding and a prohibition on false or misleading promotion, sponsorships, endorsements and testimonials.
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Permits the informational promotion of cannabis by entities licensed to produce, sell or distribute cannabis in specified circumstances to individuals 18 years and older.

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Introduces packaging and labelling requirements for cannabis and cannabis accessories and prohibits the sale of cannabis or cannabis accessories that could be appealing to young persons.
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Provides the designated minister with the power to recall any cannabis or class of cannabis on reasonable grounds that such a recall is necessary to protect public health or public safety.
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Permits the establishment of a national cannabis tracking system.
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Provides powers to inspectors for the purpose of administering and enforcing the Cannabis Act and a system for administrative monetary penalties.

Cannabis for Medical Purposes

Effective October 17, 2018, the Cannabis Act and the Cannabis Regulations replaced the ACMPR as the governing regulations in respect of the production, sale and distribution of medical cannabis and related oil products in Canada. Transitional provisions of the Cannabis Act provide that every licence to produce and sell cannabis issued under the ACMPR that was in force immediately before the day on which the Cannabis Act came into force was deemed to be a licence issued under the Cannabis Act, and that such licence will continue in force until it is revoked or expires.

Part 14 of the Cannabis Regulations set out the regime for medical cannabis following legalization, which was initially substantively the same as the ACMPR with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system. The Cannabis Regulations have since further evolved in certain ways as the Canadian medical cannabis industry has matured. Patients who have the authorization of their healthcare provider continue to have access to cannabis under the Cannabis Act and Cannabis Regulations, either purchased directly from a federally licensed entity under the Cannabis Act and the Cannabis Regulations, or by registering to produce a limited amount of cannabis for their own medical purposes or designating someone to produce cannabis for them in the manner prescribed.

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licences:

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licence for cultivation;
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licence for processing;
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licence for analytical testing;
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licence for sale for medical purposes;
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licence for research; and
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a cannabis drug licence.

The Cannabis Regulations also create sub-classes for cultivation licences (standard cultivation, micro-cultivation and nursery) and processing licences (standard processing and micro-processing). Different licences, and each sub-class therein, carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each licence category and each sub-class. Producers holding production and sales licences under the ACMPR were transferred to similar licences under the Cannabis Act. Licences issued under the Cannabis Regulations have associated expiry dates and are subject to renewal requirements.

The Cannabis Regulations permit licence holders to conduct activities only at the site and building set out in the licence (except for destruction, antimicrobial treatment and distribution) and no licensed activities can take place in a “dwelling-house”. The holder of a licence must not produce, test, store, package or label cannabis outdoors, except for obtaining cannabis by cultivating, propagating or harvesting it.

The IHR promulgated under the Cannabis Act came into force on October 17, 2018. The regulatory scheme for industrial hemp remained largely the same; however, the IHR permit the sale of hemp plants to licensed cannabis producers, the use of additional parts of the hemp plant and licensing requirements have been eased in accordance with the low risk posed by industrial hemp. The IHR define “industrial hemp” as cannabis plants whose leaves and flowering heads do not contain more than 0.3% THC. As of May 8, 2019, Health Canada required that new applicants for cannabis licences under the Cannabis Act have a fully built site that meets all requirements of the Cannabis Regulations at the time of their application.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying “key positions”, such as directors, officers, individuals who exercise, or are in a position to exercise, direct control over the corporation licensee, and individuals identified by the Canadian Federal Minister of Health (the “Minister of Health”), must hold a valid security clearance issued by the Minister of Health. Under the Cannabis Regulations, the Minister of Health may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. Individuals who have histories of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry. However, grant of security clearance to such individuals is at the discretion of the Minister of Health and such applications will be reviewed on a case-by-case basis.

As at December 31, 2023, all of our directors and executive officers have obtained security clearance from Health Canada. Failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations. See “Risk Factors—Risks Related to Our Employees, Partners and Third Parties—Our success is dependent on our ability to attract or retain key personnel”.

Cannabis Tracking System

Under the Cannabis Act, the Minister of Health is authorized to establish and maintain a national cannabis tracking system. The purpose of this system is to track cannabis throughout the supply chain, to help prevent cannabis from being diverted to an illicit market or activity and to help prevent illicit cannabis from being a source of supply of cannabis in the legal market. Pursuant to the Ministry of Health’s Cannabis Tracking System Order, holders of a federal licence for cultivation, a licence for processing or a licence for sale for medical purposes that authorizes the possession of cannabis, must report monthly to the Minister of Health with specific information about their authorized activities with cannabis (e.g. cannabis inventory quantities), in the form and manner specified by the Minister of Health. The order also provides for monthly reporting by provincial bodies and provincially authorized private retailers of certain information in the form and manner specified by the Minister of Health.

Cannabis Products

The Cannabis Regulations set out the requirements for the sale of cannabis products at the retail level, including the THC content and serving size of cannabis products and cannabis products containing cannabidiol (“CBD”). As of October 17, 2019, the Cannabis Act and the Cannabis Regulations permit the sale, subject to certain transitional periods, of only dried cannabis, fresh cannabis, edible cannabis, cannabis extracts, cannabis topicals, cannabis plants and cannabis plant seeds, each as defined in the Cannabis Act.

Prior to the coming-into-effect of the amended forms of the Cannabis Act and Cannabis Regulations, which occurred on October 17, 2019, the Cannabis Act only permitted the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants and cannabis plant seeds. The amended forms of the Cannabis Act and Cannabis Regulations (i) remove cannabis oil from the list of permitted classes of cannabis products and (ii) authorize and regulate the production and sale of edible cannabis, cannabis extracts and cannabis topicals.

The amended forms of the Cannabis Act and Cannabis Regulations introduced restrictions on product composition specific to each of edible cannabis, cannabis extracts and cannabis topicals, including specific THC limits. Examples of other class-specific restrictions include:

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Edible cannabis: must be shelf stable; only food and food additives will be allowed to be used as ingredients in edible cannabis and the use of food additives will need to be in accordance with the limits and purposes that are prescribed for foods; must not have caffeine added, however the use of ingredients containing naturally occurring caffeine will be permitted in edible cannabis products provided that the total amount of caffeine in each immediate container does not exceed 30 milligrams; must not contain alcohol in excess of 0.5% w/w; must not contain anything that would cause the sale of the edible cannabis, if it was a food regulated under the Food and Drugs Act (Canada), to be prohibited and must not be fortified with vitamins or mineral nutrients.
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Cannabis extracts: must not contain ingredients that are sugars, sweeteners or sweetening agents, nor any ingredient listed on Column 1 of Schedule 2 to the Tobacco and Vaping Products Act (Canada) (which is a list of ingredients that are prohibited in vaping products) except if those ingredients and their levels are naturally occurring in an ingredient used to produce the extract.

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Cannabis topicals: must not contain anything that may cause injury to the health of the consumer when the product is used as intended or in a reasonably foreseeable way.

As is the case for cannabis oil, a processing licence is required in order to legally produce edible cannabis, cannabis extracts and cannabis topicals. Though a processing licence is required in order to package and label all types of cannabis products for sale to consumers. Holders of processing licences issued prior to October 17, 2019, were required to amend their processing licences before they could begin manufacturing products constituting edible cannabis, cannabis extracts or cannabis topicals. The Cannabis Regulations require the filing of a notice with Health Canada at least 60 days before releasing a new cannabis product to the market. As a result, mid-December 2019, was the earliest date that any products constituting edible cannabis, cannabis extracts or cannabis topicals could be made available for sale to consumers.

In addition, if a holder of a processing licence chooses to process edible cannabis and food products on the same site, then the production, packaging, labelling, and storage of cannabis and the production, packaging, and labelling of food products must be conducted in distinctly separate portions of the holder’s licensed facility. All cannabis production is required to occur in a sufficiently separate area from any food production.

On March 3, 2023, Health Canada published a guidance document on the classification of edible cannabis, specifically intended to differentiate cannabis extracts from edible cannabis. Edible cannabis is subject to additional regulatory restriction limiting the quantity of THC per package to 10 mg. Correct classification of ingestible cannabis products is necessary to maintain controls intended to prevent accidental or overconsumption.

On December 5, 2023, Health Canada published a guidance document on cannabis products with intoxicating cannabinoids other than delta-9-THC, recommending that licence holders voluntarily impose the regulatory controls applicable to delta-9-THC to a list of potentially intoxicating cannabinoids. As of the date of this AIF, there are no regulatory requirements related to cannabinoids other than delta-9-THC.

Packaging, Labeling and Advertising

The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products. These requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth. The Cannabis Regulations require all cannabis products to be packaged in a manner that is tamper-proof and child resistant.

Limits are also imposed on the use of colors, graphics, and other special characteristics of packaging. For example, all-over packaging wraps must be clear, and the interior surface and exterior surface of any container in which a cannabis product is packaged must be one uniform color. Cannabis package labels must include specific information, such as (i) product source information, including brand name, the class of cannabis and the name, phone number and email of the licensed processor or cultivator, (ii) mandatory warnings, including rotating health warning messages on Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content. Amendments to the Cannabis Regulations effective as of October 17, 2019, impose additional packaging and labelling requirements for all classes of cannabis.

Promotion of cannabis is strictly regulated in Canada. Specifically, the Cannabis Act prohibits the promotion of cannabis, cannabis accessories or any services related to cannabis, unless such promotion is authorized under the Cannabis Act. Therefore, the Company may only advertise or promote its products in compliance with the provisions of the Cannabis Act. For example, promotion is largely restricted to be implemented in a limited number of prescribed manners (e.g., at the point of sale) and is subject to prescribed conditions set out in the Cannabis Act and the Cannabis Regulations. Also, among other restrictions, the Cannabis Act prohibits testimonials and endorsements, lifestyle branding, depictions of a person, character or animal, whether real or fictional, and promotion that is appealing to young persons.

Import and Export Permits for Medical or Scientific Purposes

Pursuant to the Cannabis Act, import and export licences and permits will only be issued for medical or scientific purposes, or for industrial hemp. The Cannabis Regulations set out the process by which a licence holder may apply for an import or export permit for medical or scientific purposes. A permit must be obtained for each shipment of cannabis. An application for an import or export permit must contain specific information including the name and address of the holder, licence number and specifics of the particular shipment including the intended use of the cannabis and specific shipment details. The Cannabis Regulations contain reporting requirements in respect of the import and export of cannabis in reliance on a permit issued under the Cannabis Regulations. Patients who have the authorization of their healthcare provider continue to have access to medical cannabis, either purchased directly from a federally licensed producer, or by registering to produce a limited amount of cannabis for their own medical purposes, or designating someone to produce cannabis for them.

Provincial and Territorial Regulatory Framework for Adult-Use Cannabis

Pursuant to the regulatory framework, each province and territory in Canada is responsible for establishing its own laws governing the distribution, sale and consumption of adult-use cannabis and cannabis accessory products within the province or territory. As a result, provincial and territorial governments may choose to set lower maximum permitted quantities for individuals and higher age requirements. Currently, each of the Canadian provincial and territorial jurisdictions has established a minimum age of 19 years old for the consumption of adult-use cannabis, except for Québec and Alberta, where the minimum age is 21 and 18, respectively.

Retail-distribution models vary nationwide from one province and territory to another. All Canadian provinces and territories have implemented mechanisms for the distribution and sale of cannabis for adult-use purposes within their jurisdictions. Quebec, Nova Scotia and Prince Edward Island have adopted government-run models for retail and distribution. Ontario, British Columbia, Manitoba, New Brunswick and Newfoundland have adopted hybrid models, with some aspects, including stores, distribution and/or online retail being government-run, (subject to certain exceptions for private online sales), while allowing for private retail. Alberta and Saskatchewan have implemented private retail systems. Yukon, Northwest Territories and Nunavut have adopted a model that resembles their government-run liquor distribution model. See “Description of the Business—Cannabis Retail Operations—Regulatory Framework”. As the laws continue to evolve, and the distribution models mature, there is no assurance that provincial and territorial legislation enacted for the purpose of regulating adult-use cannabis will remain the same or otherwise continue to allow, or be conducive to, our business model. Differences and changes in provincial and territorial regulatory frameworks could result in, among other things, increased compliance and supply costs.

Municipal and regional governments may also choose to impose additional requirements and regulations on the sale of adult-use cannabis, adding further uncertainty and risk to our business. Municipal by-laws may restrict the number of adult-use cannabis retail outlets that are permitted in a certain geographical area, or restrict the geographical locations wherein such retail outlets may be opened. See “Risk Factors—Risks Related to Cannabis Regulation and Legal Proceedings—Any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.”

As of the date of this AIF, we believe we are in compliance in all material respects with the Cannabis Act and the Regulations, and all other applicable Canadian federal and provincial laws and regulatory requirements relating to cannabis. In addition, our directors, officers and certain other key employees are subject to security regulations due to the nature of our industry, which may make it more difficult for us to attract, develop and retain talent. See “Risk Factors—Risks Related to Our Employees, Partners and Third Parties—Our success is dependent on our ability to attract or retain key personnel”.

Components

In the cultivation process, obtaining seeds for growing cannabis must be done in accordance with the Cannabis Act. Seeds can be obtained from Health Canada, imported from a jurisdiction for medical purposes, or acquired from another licence holder. An authorization from Health Canada may be required to conduct such a transaction depending on its nature.

Intangible Properties

The ownership, licensing and protection of trademarks and other intellectual property rights are significant aspects of our future success. Currently we rely on trade secrets, trademarks, technical know-how and proprietary information. We protect our intellectual property by seeking and obtaining registered protection where possible, developing and implementing standard operating procedures to protect trade secrets, trademarks, technical know-how and proprietary information and entering into agreements with parties that have access to our inventions, trade secrets, technical know-how and proprietary information, such as our partners, collaborators, employees and consultants, to protect confidentiality and ownership. We also seek to preserve the integrity and confidentiality of our inventions, trade secrets, trademarks, technical know-how and proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Economic Dependence

The Company’s supply contracts with the various Canadian provinces are a critical element of the Company’s current revenues. If any larger Canadian provinces change the material terms of such agreement or otherwise alter the supply arrangement with the Company, such a change may have a material adverse effect on the Company’s revenue. See “Risk Factors—Risks Related to Cannabis Operations Segment—We currently sell, and expect to continue to sell, a significant share of our product to provincial governments through supply contracts that may not generate orders as expected or which may not be renewed”.

Investment and Financial Services Operations

Summary

The Company’s investment and financial services operations include the deployment of capital to investment opportunities targeting the global cannabis industry.

The Company invests in cannabis related equity instruments that are traded on public stock exchanges such as the Toronto Stock Exchange or Nasdaq. The Company may also deploy capital to cannabis-related debt and hybrid instruments targeting Canadian cannabis companies. In addition, the SunStream joint venture, in which the Company has an interest, provides financing and other financial services that target the global cannabis industry.

The Company’s investment committee is responsible for evaluating investment opportunities encompassing cannabis-related equity instruments that are traded on public stock exchanges and cannabis-related debt and hybrid instruments targeting the Canadian cannabis industry.

SunStream

On March 15, 2021, the Company and SAF Group announced they had entered into an agreement to form a 50/50 joint venture through a new corporation, SunStream. SunStream is a private company which provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities.

On September 22, 2023, the Company announced the formation of SunStream USA. SunStream USA is anticipated to be a U.S. platform, with one or more independent third-party investors, which will be independently managed and governed. SunStream or its designee, subject to regulatory and listing exchange approval, is vetting an opportunity to own non-voting and non-participating exchangeable securities in SunStream USA, which would include the right to exchange such securities into common equity or equity-like securities in the future if certain conditions are met.

In the United States, SunStream has provided lending services to cannabis businesses in the form of secured debt and hybrid debt and derivative instruments. SNDL, through its involvement in the SunStream joint venture, is classified as having indirect ancillary involvement in the U.S. marijuana industry as referenced in CSA Staff Notice 51-352, which states that ancillary involvement arises when an issuer provides goods and/or services not limited to financing, branding, recipes, leasing, consulting or administrative services to third parties who are directly involved in the U.S. marijuana industry.

Cannabis (or, as referred to in the United States, marijuana) is illegal under U.S. federal law and the enforcement of relevant U.S. laws poses a significant risk to the results of our operations and financial results. For further information about the risks related to U.S. federal laws and regulations with respect to SunStream’s operations, see “Risk Factors—Risks related to our investments—Cannabis remains illegal under U.S. federal law. Strict enforcement of federal laws regarding cannabis is a significant risk that would likely result in SunStream’s inability to execute its business plan and may subject us to significant civil or criminal liability and other adverse consequences”. The risk of federal enforcement and other risks associated with the Company’s business are described in “Risk Factors”.

The Company’s involvement in SunStream could have an undetermined impact on the Company’s ability to access both public and private capital.

The Company’s balance sheet exposure is limited to its equity-investment in SunStream of $538.3 million at December 31, 2023, and its share of profit of equity-accounted investees of $6.8 million for the year ended December 31, 2023.

Legal advice has been obtained by SunStream and the Company regarding applicable U.S. federal and state law in relation to SunStream’s business.

The Company is not aware of any of the businesses of recipients of SunStream services being in non-compliance with applicable licensing requirements and the regulatory framework enacted by the U.S. states in which they operate.

SunStream’s investment committee, which includes SNDL’s Chief Executive Officer, is responsible for evaluating investment and financing opportunities encompassing secured debt, hybrid securities and distressed debt and equity targeting the global cannabis industry.

Specialized Skill and Knowledge

All aspects of the Company’s investments require specialized skills and knowledge. The Company’s investment committee and SunStream’s investment committee are comprised of individuals with extensive experience and expertise in areas including, but not limited to, deal sourcing, investment management, client management, reporting and operational requirements, and cannabis operations.

Specialized skills and knowledge are important to the Company’s success as it continues to evolve its investments, and we continue to build on the skills and knowledge required within our organization to meet our financial goals.

Competitive Conditions

Since 2019, the equity capital availability to the Canadian cannabis sector has become increasingly selective and largely unobtainable for smaller licensed producers. This provides a significant opportunity to strategically invest in and consolidate smaller licensed producers with premium offerings and/or scalable intellectual property to attractive valuations.

Historically, many of the larger licensed producers were able to obtain asset-backed bank credit facilities secured by their cultivation assets. However, the slower than expected ramp up of Canadian national sales caused the banks to significantly reduce their exposure through 2019 and 2020. Bank appetite remains tepid at best for the largest licensed producers and current outstanding credit facilities generally have burdensome covenant packages despite many borrowers having net-cash positions.

The global legal cannabis market is expected to grow substantially over the next few years as public sentiment continues to drive legalization worldwide. Market growth will require an immense amount of capital at a time when regulatory hurdles have sidelined many traditional sources of capital, such as banks and private equity. This has created opportunities to generate attractive risk adjusted returns for investors in Canada, the United States and internationally.

Foreign Operations

The investments segment is dependent upon foreign operations as the majority of the investments through the SunStream joint venture are outside of Canada.

Investing

Policy and Objectives

General – The overall objective of the Company’s investment policy is to protect or enhance funds flow and shareholder value consistent with the Company’s business plan. The policy applies to the investment of all cash, short-term and long-term financial assets of the Company.

Return on Investment – The Company’s investment activities shall be constructed with the objective of attaining a rate of return while meeting the above objectives.

Capital Preservation – Preservation of capital is a primary objective of the Company’s investment activities. Investments shall be undertaken in a manner that seeks to ensure the preservation of capital, while managing market risk, credit risk and interest rate risk.

Liquidity – Investments shall remain sufficiently liquid in order to meet all reasonably anticipated operating capital requirements.

Standard of Care – Investments shall be made with judgement and care, under circumstances then prevailing, which persons of prudence, discretion and intelligence would exercise.

Ethics and Conflicts of Interest – Officers and employees involved with the investment process shall refrain from personal business activity that could conflict with proper execution and management of the investment program or impair their ability to make impartial investment decisions. Any such personal business activity shall require proper disclosures to the chief executive officer and chief financial officer and to the audit committee in case of a material investment.

Permitted Investment Activities

The following types of investment activities are expressly permitted subject to board of director approved investment activities and limits under which an investment activity may be conducted:

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Investments in cash
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Equity investments
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Debt investments
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Investments in shares, warrants or other equities, convertible debt securities, derivatives, swaps, options or futures
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Other investments, subject to board approval

Investments are made in accordance with all applicable laws, including U.S. laws, and SNDL’s applicable stock exchange rules.

Employees

As of December 31, 2023, the Company and its subsidiaries collectively employed 2,516 employees.

Bankruptcy and similar procedures

On March 6, 2023, Green Roads, Inc., (“Green Roads”) being an indirect wholly-owned subsidiary of the Company, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Florida (Fort Lauderdale). The case is pending as In re Green Roads, Inc., Chapter 11 Case No. 23-11738-SMG. As of the date of this AIF, the proceedings remain ongoing and the Company anticipates that the proceedings will be completed during the third quarter of 2024.

Green Roads operations acquired as part of the Valens Transaction were classified as held for sale and discontinued operations. A successful bid of US$3.1 million was accepted and the sale was approved at a court hearing on May 10, 2023. The disposition of Green Roads closed on May 31, 2023.

Reorganizations

On December 20, 2022, the Company and Nova announced that they had entered into the Implementation Agreement pursuant to which the Company and Nova agreed to implement a strategic transaction in the Canadian retail cannabis industry, being the Nova Transaction (see “—Three-Year History—2023—Nova Strategic Partnership” and “—Interests of Management and Others in Material Transactions—Nova Strategic Partnership”). The Nova Transaction, if completed, would have involved the reorganization of the Company’s retail cannabis business. The Company and Nova mutually terminated the Implementation Agreement on November 30, 2023.

Social or Environmental policies

The Company has not implemented any social or environmental policies that are fundamental to its operations.

risk factors

Risk Factors Summary

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described in this section, together with all the other information in the Company’s publicly filed documents, before making a decision to invest in our common shares. If any of these risks actually occur, our business, financial condition and financial performance would likely be materially adversely affected. In such case, the trading price of our common shares would likely decline, and you may lose part or all of your investment. Below is a non-exhaustive summary of the risks we face:

Risks related to our financial position and accounting

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We have a history of net losses, and we may not achieve or maintain profitability in the future.
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We have in the past, and may in the future, record significant impairments or write-downs of our assets.
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We have a material weakness in our internal control over financial reporting and our management may not be able to successfully implement adequate internal control over financial reporting or disclosure controls and procedures.
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We face the volatility of wholesale price of cannabis and inflation risk in the liquor and cannabis markets which impacts our production.
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The valuation of our biological assets is subject to certain assumptions and estimates.
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We may be subject to credit risk.
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We have implemented, and continue to implement, business optimization initiatives, which may negatively impact our control environment and distract from our operation of the business and may not be successful.
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Fluctuations in the exchange rate of the Canadian dollar against the U.S. dollar could harm our results of operations.

Risks related to Cannabis regulation and legal proceedings

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The industry in which we operate and the regulations governing it continue to develop, and if they develop or change in ways that differ from our expectations or ways that are adverse to us, our business and results of operations may be adversely impacted.
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We are dependent upon regulatory approvals and licences for our ability to grow, process, package, store and sell cannabis and other products derived therefrom as well as to own and operate cannabis retail stores through which we and our franchisees sell cannabis products, and these regulatory approvals are subject to ongoing compliance requirements, reporting obligations and fixed terms requiring renewal.
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Any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.
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Trade of cannabis for non-medical purposes within Canada may be restricted by the Canadian Free Trade Agreement.
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Our business is or may become subject to a variety of laws related to controlled substances and money laundering, the application of which to our business is unsettled and still developing and which could subject us to claims or otherwise harm our business.
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If we are not able to comply with all safety, health and environmental regulations applicable to our operations and the industries in which we operate, we may be held liable for any breaches of those regulations.
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We are, and may become, subject to litigation, regulatory or agency proceedings, investigations and audits.
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The Company faces cyber-security and similar risks, which could result in the disclosure, theft, or loss of confidential or other proprietary information, including intellectual property, damage to the Company’s brand and reputation, legal exposure and financial losses. The Company must also comply with a variety of data privacy regulations and failure to comply with such regulations may affect the Company’s financial performance.
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The Canadian excise duty framework may affect profitability.
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We are constrained by law in our ability to market our cannabis products in Canada.

Risks related to cannabis operations segment

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We face competition from the illegal cannabis market.
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We currently sell, and expect to continue to sell, a significant share of our product to provincial governments through supply contracts that may not generate orders as expected or which may not be renewed.
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We experience significant customer concentration, with a limited number of customers accounting for a significant portion of our revenues.

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We must be nimble and innovative in the adopting recent developments in the Canadian cannabis industry and market.
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Any failure on our or our retail store suppliers’ part to comply with supplier standards established by provincial or territorial distributors could prevent us from accessing certain markets in Canada.
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We, or the cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer or investor perception.
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We may be subject to additional risks if we expand our cannabis operations internationally.

Risks related to cannabis retail operations segment and franchise operations

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We face risks associated with our franchise business model.
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Our success in the cannabis retail market is dependent, in part, on our ability to attract and retain an adequate retail consumer base.
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There is no guarantee that our cannabis retail locations will remain successful and attractive to consumers.
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We may lease unlicensed premises for potential cannabis retail stores with no guarantee of generating earnings.
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Our retail business is dependent on the supply of cannabis products from third-party licensed producers.
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We may not be able to find additional franchisees who meet our desired criteria, and even if we do, they may ultimately be unable to open franchise locations.
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We face risks imposed by franchise regulation.

Risks related to our cannabis cultivation operations

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We are dependent upon a limited number of facilities that are integral to our cannabis cultivation and production business.
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We are subject to risks inherent in an agricultural business, including the risk of crop failure.
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Significant interruptions in our access to certain key inputs such as labour, raw materials, electricity, water and other utilities may impair our growing operations and materially affect our business.
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Failure in our quality control systems may adversely impact our sales volume, market share and profitability.
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We may not be able to store or transport our cannabis products to customers in a safe, timely and cost-efficient manner, and we may experience breaches of security at our facilities or loss as a result of theft of our products.

Risks related to our liquor retail business

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A decline in the consumption of alcoholic beverage products could materially adversely affect our business, financial condition and results of operations.
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Changes in government regulations, in particular changes which decrease the cost of competition or expand liquor sales licenses to grocery and convenience stores, could have a material adverse effect on the Company’s business, financial condition and results of operations.
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We are within a very competitive beverage alcohol industry.
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Unfavourable publicity or poor consumer perception of the Company’s liquor retail brands could have a material adverse effect on the Company’s business, financial condition and results of operations.
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If a significant number of the Company’s retail liquor licences were revoked or not renewed, or if the Company failed to secure new retail liquor licences, there could be a material adverse effect on its business, financial condition, liquidity and results of operations.
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Delays or interruptions in the supply of liquor to the Company’s retail locations, or spoilage or shrinkage of the Company’s inventory, could have a material adverse effect on the Company’s business, financial condition and results of operations.
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There is no guarantee that our liquor retail locations will remain successful and attractive to consumers.

Risks related to our markets and industries

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We intend to continue to focus primarily on the premium segment of the adult-use cannabis market, which may not be sustainable, or in which we may not be able to develop or maintain a brand that attracts or retains customers.
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The legal cannabis market is a relatively new industry. As a result, the size of our target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.
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The adult-use cannabis market in Canada has experienced, and may in the future experience, supply and demand fluctuations.
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We may be unsuccessful in competing in the overall legal adult-use cannabis market in Canada.
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Consumer preferences may change, and we may be unsuccessful in acquiring or retaining consumers and keeping pace with changing market developments.
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We face difficulties with forecasting the cannabis market.
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We may not be successful in maintaining consumers’ brand recognition and loyalty to our products or retail stores.
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The vape market is a new market that is still evolving and is subject to significant uncertainty, including as a result of negative press and regulatory scrutiny of vape products in the United States.

Risks related to our products

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There has been limited study on the health effects of cannabis and cannabis products, including vaping products, and future clinical research studies may lead to conclusions that dispute or conflict with our understanding and belief regarding the benefits, viability, safety, efficacy, dosing and social acceptance of such products.
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Our products may be subject to recalls or returns for a variety of reasons, which could require us to expend significant management and capital resources.
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We may be subject to product liability claims or regulatory action if our products are alleged to have caused significant loss, injury or death, which is exacerbated by the fact that cannabis use may increase the risk of certain serious health conditions.

Risks related to our employees, partners and third parties

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We may seek to enter into extraction agreements, supply agreements, co-packing agreements, joint ventures, licensing arrangements or other relationships, or expand the scope of currently existing relationships, with third parties that we believe will have a beneficial impact on us, and there are risks that such strategic alliances or expansions of our currently existing relationships may not enhance our business in the desired manner.
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Our contracts with other licensed producers may expose us to additional costs and negatively impact our results of operations.
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Usage of third-party transportation services can impact our financial performance.
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Our success is dependent on our ability to attract or retain key personnel.
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Directors and certain key employees of a licensed producer must obtain and maintain a security clearance from Health Canada. There is no assurance that any of our existing directors or employees who presently or may in the future require a security clearance will be able to obtain or renew such clearances in a timely manner or at all, or that new personnel who require a security clearance will be able to obtain one.
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We rely on third-party distributors to distribute our products, and those distributors may not perform their obligations.
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Third parties with whom we do business may perceive themselves as being exposed to reputational risk as a result of their relationship with us.

Risks related to our investments

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We may make investments into equity or debt securities of other companies, or provide credit to other companies, and we may not obtain the anticipated level of return on such investments, or any return at all.
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Our joint venture interest in SunStream is subject to certain risks associated with the conduct of joint ventures.
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We may not realize all or any of the anticipated returns on our joint venture interest in SunStream, or any return at all.
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Cannabis remains illegal under U.S. federal law. Strict enforcement of federal laws regarding cannabis is a significant risk that would likely result in SunStream’s inability to execute its business plan, and may subject us to significant civil or criminal liability and other adverse consequences.
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We are subject to the risk of possibly becoming an investment company under the Investment Company Act.

Risks related to our acquisitions

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We may not be able to successfully identify and execute future acquisitions or dispositions or to successfully manage the impacts of such transactions on our operations.
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We face integration and liability risks in connection with our acquisition strategy, some of which may be unforeseen by us.
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Our inability to manage growth effectively could have an adverse effect on our business and financial results.

Risks related to our jurisdiction of incorporation and foreign private issuer status

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We are incorporated in the Province of Alberta and enforcement of actions may be difficult.
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We are a foreign private issuer and intend to take advantage of less frequent and detailed reporting obligations.
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We may in the future lose our foreign private issuer status.

General risks

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Our business and financial results could be adversely affected by a number of global conditions which are outside our control.
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We may not be able to obtain adequate insurance coverage in respect of the risks we and our business face, the premiums for such insurance may not continue to be commercially justifiable or there may be coverage limitations and other exclusions which may result in such insurance not being sufficient to cover potential liabilities that we face.
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We may be subject to risks related to the protection and enforcement of our intellectual property rights, or intellectual property we licence from others, and may become subject to allegations that we or our licensors are in violation of intellectual property rights of third parties.
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We may be subject to risks related to our information technology systems, including the risk that we may be the subject of a cyberattack.

Risks related to our common shares

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The price of our common shares in public markets has experienced and may in the future experience extreme volatility and you may lose some or all of your investment in our common shares as a result.
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The risk that you fail to resell our common shares at a price greater than you paid for them and lose some or all of your investment as a result will be further exacerbated if our shares experience a “short squeeze” and you purchase shares during a short squeeze.
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We may sell a substantial number of our common shares in the public market at any time. Such sales or the perception that they may occur could cause the market price of our common shares to drop significantly, even if our business is doing well.
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Holders of our common shares may be subject to dilution resulting from future offerings of securities, the conversion or exercise, as applicable, of our outstanding warrants and the issuance of equity-based compensation by us.

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If we fail to meet applicable listing requirements, Nasdaq may delist our common shares from trading, in which case the liquidity and market price of our common shares could decline.
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Any equity securities we issue will be subordinate to our future indebtedness, if any, and any common shares we issue will be subordinate to any preferred shares we issue.
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Ownership of our common shares may be considered unlawful in some jurisdictions and holders of our common shares may consequently be subject to liability in such jurisdictions.
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If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our share price and trading volume could decline.
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Our articles permit us to issue an unlimited number of common shares without additional shareholder approval.
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It is not anticipated that any regular dividends will be paid to holders of our common shares for the foreseeable future.
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Our by-laws, and certain Canadian legislation, contain provisions that may have the effect of delaying or preventing a change in control.
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Our by-laws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit investors’ ability to obtain a favorable judicial forum for disputes with us.
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The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our common shares.
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There is a significant risk that we may be treated as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.
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The New Warrants, the 2020 Series A Warrants and the New Investor Warrants have certain terms which may impede a takeover or similar transaction, which, under certain circumstances, could reduce the market price of our common shares.

Risks Related to Our Financial Position and Accounting

We have a history of net losses, and we may not achieve or maintain profitability in the future.

We were incorporated in 2006 and started selling cannabis in 2018 after the federal legalization of adult-use cannabis in Canada. In 2021, we expanded into corporate-owned and franchised cannabis retail with the acquisition of Inner Spirit, as well as created a new investments segment focused on our activities in the deployment of capital to strategic initiatives. In 2022, we expanded into liquor retail with the acquisition of Alcanna. We have yet to generate an annual profit. We generated a net loss from continuing operations before income tax of $172.0 million and $379.8 million, for the fiscal years ended December 31, 2023 and 2022, respectively, and had negative operating cash flows for each of these periods. Our accumulated deficit as of December 31, 2023 was $1.3 billion. Although we have implemented business optimization initiatives, we will continue to expend significant funds to fund capital investments, expand our marketing and sales operations, expand our cannabis and liquor retail networks, fund strategic investments and acquisitions and maintain our growing and production capacity. We also incur significant legal, accounting, reporting and other expenses associated with being a public company. We may not achieve or maintain profitability.

Our efforts to grow our business may be more costly than we expect and we may not generate enough revenue to offset our operating expenses. We have incurred, and may in the future incur, significant losses for a number of reasons, including as a result of unforeseen expenses, difficulties, complications and delays in obtaining governmental licences, failure to secure and profitably operate corporate-owned retail stores, failure to expand our franchised store network, failure to realize expected benefits of strategic investments and acquisitions and the other factors and risks described in this AIF. The amount of any future losses will depend, in part, on our ability to generate revenue on the one hand and any increases in our expenses on the other hand. If we continue to incur losses in the future, the net losses and negative cash flows incurred to date, together with any such future losses, will have an adverse effect on our shareholders’ equity and working capital. Because of the numerous risks and uncertainties associated with our business and industry, we are unable to accurately predict when, or if, we will be able to achieve profitability. Even if we achieve profitability at some point in the future, we may not be able to sustain profitability in subsequent periods. If we are unable to achieve and sustain profitability, the market price of our common shares may significantly decrease and our ability to raise capital, expand our business or continue our operations may be impaired. A decline in the value of our common shares may also cause you to lose all or part of your investment.

The Company may require additional financing and unless and until we achieve profitability, we will be required to finance our losses with issuances of equity or debt. Recently, we financed our liquidity needs primarily with issuances of equity and equity-linked securities, but our ability to do so in the future will depend on future market conditions, which are beyond our control and may be adversely affected by factors which include, but are not limited to, macroeconomic conditions (including rising interest rates and inflation), volatility, wars and other armed conflicts, geopolitical tensions, pandemics, and other factors. The inability to raise additional capital when required and on terms acceptable to us could have a material adverse impact on our business, financial condition and results of operations, including a delay or indefinite postponement of current business objectives or liquidation of the Company. If additional funds are raised through issuances of equity or equity-linked securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of our common shares. In addition, any debt financing secured in the future could significantly adversely impact our liquidity and result in the imposition of restrictive and financial covenants that could limit future financing and other business and financial activities of the Company.

We have in the past, and may in the future, record significant impairments or write-downs of our assets.

Our cannabis inventory in our cannabis operations and cannabis retail segments has a finite shelf life and is subject to obsolescence, expiration, spoilage, shrinkage, unacceptable quality, contamination or other declines in value prior to wholesale or retail sale. We have in the past, and may in the future, be required to record substantial write-downs or impairments related to loss of value in our cannabis inventory.

In addition, our facilities may be subject to obsolescence, damage, loss of fair market value or other declines in value. For example, in the year ended December 31, 2023, we recorded significant write-downs with respect to the Olds Facility due to the decision to close the Olds Facility and consolidate all cultivation activities at the Atholville Facility.

Lastly, we have in the past recorded and may in the future record impairments to goodwill related to our acquisitions, intellectual property, investments or similar assets. For example, in the year ended December 31, 2023, we recorded an impairment with respect to the goodwill from the Valens Transaction due to changes in circumstances since the date of the acquisition, mainly caused by decreasing estimates related to the cannabis market.

There can be no assurance that we will not be required to record inventory, facility, goodwill, intellectual property, investment or other write-downs in the future. Such write-downs could be substantial and result in a material adverse effect on our business, financial condition and results of operations.

We have a material weakness in our internal control over financial reporting and our management may not be able to successfully implement adequate internal control over financial reporting or disclosure controls and procedures.

In connection with the audit of our consolidated financial statements for the fiscal period ended December 31, 2023, our management and independent auditors concluded that there was a material weakness in our internal control over financial reporting as at December 31, 2023. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was that information technology general controls (“ITGCs”) were not operating effectively to ensure (i) that access to applications and data were adequately restricted to appropriate personnel and (ii) that the activities of individuals with access to modify data were appropriately monitored. Business process controls (automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted.

This material weakness did not result in material misstatements of the consolidated financial statements as of and for the year ended December 31, 2023. This material weakness creates a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis.

Management has implemented and continues to implement measures designed to ensure that control deficiencies are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include:

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continuing to strengthen procedures and controls related to the provisioning of and periodic review of user access to IT systems;
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enhancing the timeliness and precision of executing user access reviews; and
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working with our advisors to continue to assist with process improvements and strengthening of controls over financial systems.

The Company is pursuing remediation of the above material weakness during the 2024 fiscal year.

If we fail to establish and maintain adequate internal controls, including by remediating the aforementioned material weakness, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. As a result, we may be subject to costly litigation and shareholder actions, our access to the capital markets may be limited or adversely affected, our results of operations may be adversely affected and the trading price of our common shares may decline. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list or to other regulatory investigations and civil or criminal sanctions. Furthermore, we may be the subject of negative publicity focusing on the restatement of our previously issued financial results and related matters and may be adversely impacted by negative reactions from our shareholders, creditors, or others with whom we do business. This negative publicity may impact our ability to attract and retain customers, employees and suppliers.

Proper systems of internal control over financial reporting and disclosure controls and procedures are critical to the operation of a public company. However, we do not expect that our internal control over financial reporting or disclosure controls and procedures will prevent all errors and remove all risk of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The valuation of our biological assets is subject to certain assumptions and estimates.

Pursuant to IFRS, we measure the value of our biological assets (consisting of plants in various stages of vegetation) at fair value less costs to sell up to the point of harvest. As market prices are generally not available for biological assets while they are growing, we are required to make assumptions and estimates relating to, among other things, expected harvest yields, selling prices and costs to sell. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual yields, prices, costs, market conditions or other results differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of these future estimated metrics differs from US GAAP. As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

We may be subject to credit risk.

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We have credit risk exposure based on the balance of our cash, accounts receivable, investments, and taxes recoverable. There are no assurances that our counterparties, including parties to whom we extended credit, or customers will meet their contractual obligations to us.

We have implemented, and continue to implement, business optimization initiatives, which may negatively impact our control environment and distract from our operation of the business and may not be successful.

In response to slower than expected regulatory approvals of new retail stores and delays in some cannabis derivative products, in 2020 and 2021, we implemented several cost savings and business optimization initiatives, including the enhancement of facility workflows and processes, realignment of product lines and product formats to areas of stronger demand, workforce optimization and a heightened discipline in cost management. In February 2023, we undertook a rightsizing of cannabis cultivation operations at both the Olds Facility and the Atholville Facility in an effort to focus the facilities on premium brands and products. In October 2023, we announced the consolidation of all cultivation activities to the Atholville Facility, following the centralization of our manufacturing, processing and production operations to

Kelowna, British Columbia. The Company continues to pursue additional business optimization initiatives, including optimization of power usage, streamlining the workforce and improving supply chain efficiency. As part of the leadership team’s focus on improved efficiency, cost management and long-term sustainability, the Company continues to monitor operations to ensure it remains responsive in the current environment.

A variety of factors could cause us not to realize some or all of the expected cost savings, including, among others, delays in the anticipated timing of activities related to our cost savings programs, lack of sustainability in cost savings over time, unexpected costs associated with operating our business, our ability to reduce headcount and our ability to achieve the efficiencies contemplated by the business optimization initiatives. We may be unable to realize all of these cost savings within the expected timeframe, or at all, and we may incur additional or unexpected costs in order to realize them. The magnitude of expected cost savings is based upon a number of assumptions and estimates that are in turn based on our analysis of the various factors which currently, and could in the future, impact our business. These assumptions and estimates are inherently uncertain and subject to significant business, operational, economic and competitive uncertainties and contingencies. Certain of the assumptions relate to business decisions that are subject to change, including, among others, our anticipated business strategies, our marketing strategies, our product development and licensing strategies and our ability to anticipate and react to business trends. Other assumptions relate to risks and uncertainties beyond our control, including, among others, the economic environment in which we operate, cannabis regulation and licensing and other developments in our industry as well as capital markets conditions from time to time. The actual results of implementing the various cost savings initiatives may differ materially from our estimates if any of these assumptions prove incorrect. Moreover, our continued efforts to implement these cost savings may divert management attention from the rest of our business and may preclude us from seeking attractive new products and other opportunities.

Fluctuations in the exchange rate of the Canadian dollar against the U.S. dollar could harm our results of operations.

We may be exposed to fluctuations of the Canadian dollar against the U.S. dollar because we publish our financial statements in Canadian dollars, while a portion of our assets, liabilities, revenues and costs, including, in particular, assets, liabilities, revenues and costs recorded in connection with our joint venture with SunStream, are denominated in U.S. dollars. Fluctuations in the exchange rate of the Canadian dollar against the U.S. dollar may have a material adverse effect on our earnings or assets when translating U.S. dollars into Canadian dollars.

Risks Related to Cannabis Regulation and Legal Proceedings

The cannabis industry and the regulations governing it continue to develop, and if they develop or change in ways that differ from our expectations or ways that are adverse to us, our business and results of operations may be adversely impacted.

Regulations are continuing to be developed for different aspects of the adult-use cannabis industry in Canada. The regulations and market for adult-use cannabis, various cannabis formats and cannabis retail may not develop as we expect or on the timeline that we expect, which could have a material adverse effect on our business and results of operations.

Any adverse changes in regulations, government or judicial interpretation of regulations, or more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities or a revocation of our licences and other permits and authorizations. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing regulatory compliance costs. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

We are dependent upon regulatory approvals and licences for our ability to grow, process, package, store and sell cannabis and other products derived therefrom as well as to own and operate cannabis retail stores through which we and our franchisees sell cannabis products, and these regulatory approvals are subject to ongoing compliance requirements, reporting obligations and fixed terms requiring renewal.

Our Canadian business operations are dependent on licences issued by Health Canada as well as those issued by the various provincial regulators having jurisdiction over the provinces in which we operate licensed cannabis retail stores. Our licence for our Atholville Facility expires on July 12, 2024 and our licences for the acquired Valens facilities expire between November 19, 2026 and March 10, 2028. A holder of a cannabis licence under the Cannabis Act and the Cannabis

Regulations must apply to renew its licence no later than three months prior to the licence expiry date. Following receipt of the renewal application, Health Canada will (i) confirm the security clearance status of all relevant individuals; (ii) confirm the status of fees paid (if applicable) and (iii) confirm the status of licences issued by the Canada Revenue Agency under the Excise Act, 2001 (if applicable). Health Canada may also conduct an inspection to verify compliance or ask the licence holder to provide additional information. A renewed licence with a new expiry date will be issued once Health Canada confirms that all requirements have been met. Cannabis licence holders can apply to renew their licence as soon as four months before the licence expires. In October 2023, Health Canada informed SNDL of a project aimed at levelling the demand for licence renewals, and as such initiated a process for automatic initiation of a renewal amendment. Failure to comply with the requirements of the licences or any failure to renew the licences would have a material adverse impact on us. There can be no guarantee that Health Canada will renew our licences, or that such renewals will occur in a timely fashion or on terms similar to our existing licences or otherwise acceptable to us. Any new facilities or the expansion of our business at existing facilities requires the approval of Health Canada, and there is no guarantee that Health Canada will grant such approvals. Health Canada requires new applicants for cannabis licences under the Cannabis Act to have a fully built site that meets all the requirements of the Cannabis Regulations at the time of their application, as well as satisfying other application criteria. Further, according to Health Canada, it will not substantively review our licence applications until the facilities associated with such licence applications are fully constructed and meet all the requirements of the Cannabis Regulations. Any delay in renewing or granting a licence, revocation of an existing licence, refusal to grant a licence or change in the terms of licence could materially adversely impact our expected future operations. As of January 23, 2024, Health Canada has reduced the submission requirements for cannabis cultivation, processing and sale for medical purposes licences, no longer requiring visual evidence or identification of visual monitoring devices and intrusion detection systems on site plans and floor plans.

Our ability to continue operating our cannabis cultivation and retail cannabis business is dependent on the good standing of various licences, permits and authorizations from time to time possessed by us and adherence to all regulatory requirements related to such activities. We will incur ongoing costs and obligations related to regulatory compliance, and any failure to comply with the terms of such licences, permits or authorizations, or to renew the licences, permits and authorizations after their expiry dates, could have a material adverse effect on our business, financial results and operations. There can be no assurance that applicable regulators will extend or renew the applicable licences, permits and authorizations, or if extended or renewed, that they will be extended or renewed on the same or similar terms. In the event that the applicable regulators do not extend or renew the applicable licences, permits and authorizations, or should they renew the applicable licences, permits or authorizations on different terms, any such event or occurrence could have a material adverse effect on our business, financial results and operations.

In our retail cannabis segment, our retail licences, permits and authorizations are specific to individual cannabis retail store locations. As our retail business continues to grow, any expansion to or update of our currently operating cannabis retail stores, or the introduction of new cannabis retail stores, will require the approval of the applicable cannabis regulator. There can be no guarantee that the applicable regulator will approve any such expansions and/or renovations, which could have a material adverse effect on our business, results of operations and financial results.

Any failure on our part to comply with applicable regulations could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.

Our business activities are heavily regulated in all jurisdictions where we do business. Our operations are subject to various laws, regulations and guidelines by governmental authorities, including Health Canada, relating to the cultivation, processing, manufacture, marketing, management, distribution, transportation, storage, wholesale and retail sale, packaging, labelling, pricing and disposal of cannabis and cannabis products, as well as the wholesale and retail sale of alcoholic products. In addition, we are subject to laws and regulations relating to employee health and safety, insurance coverage and the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services.

Health Canada inspectors routinely assess our production facilities for compliance with applicable regulatory requirements. In addition, we have in the past, and in the future may, self-report violations of regulatory requirements to Health Canada and other regulators. Any failure by us to comply with the applicable regulatory requirements could:

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require extensive changes to our operations;
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result in regulatory or agency proceedings or investigations;

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result in the revocation of our licences, permits and authorizations and increased compliance costs;
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result in damage awards, civil or criminal fines or penalties;
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result in restrictions on our operations;
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result in a ministerial order to recall products from the market;
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result in Health Canada or other regulators destroying, seizing or placing a hold on our inventory;
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harm our reputation; or
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give rise to material liabilities.

Further, our employees or other agents may, without our knowledge and despite our efforts, policies and procedures, engage in prohibited conduct under applicable regulatory requirements for which we may be held responsible.

There can be no assurance that any future regulatory or agency proceedings, investigations or audits will not result in substantial costs, a diversion of management’s attention and resources or other adverse consequences to our business. The Company cannot predict the impact of changes in compliance measures implemented by Health Canada.

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all necessary regulatory approvals for the cultivation, processing, production, storage, distribution, transportation, wholesale and retail sale, import and export, as applicable, of our products. Any failure to comply with the regulatory requirements applicable to our operations may lead to possible sanctions, including:

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the revocation or imposition of additional conditions on licences, permits and authorizations to operate our business;
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the suspension or expulsion from a particular market or jurisdiction or of our key personnel;
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the imposition of additional or more stringent inspection, testing and reporting requirements;
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product recalls or seizures; and
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the imposition of fines and censures.

Trade of cannabis for non-medical purposes within Canada may be restricted by the Canadian Free Trade Agreement.

We have entered into supply agreements with the AGLC, the OCS, the BCLDB, the MLL, the SLGA, the New Brunswick Liquor Corporation (the “ANBL”), the Nova Scotia Liquor Corporation (the “NSLC”), the PEI Cannabis Management Corporation (the “PEICMC”), the Société québécoise du cannabis (the “SQDC”) and the Newfoundland Labrador Liquor Corporation (the “NLC”) (collectively, the “Provincial Buyers”) for the supply of adult-use cannabis and cannabis derivative products. We have also been cleared by the SLGA to supply cannabis to retail and wholesale permit holders in Saskatchewan. The Canadian Free Trade Agreement, which generally reduces or eliminates the barriers to the free movement of persons, goods, services, and investments within Canada, specifically excludes cannabis for non-medical purposes from its scope and instead leaves the intra-Canadian movement of non-medical cannabis to future negotiations among the provinces and territories. There is a risk that the outcome of the negotiations will result in the interprovincial and inter-territorial trade of cannabis for non-medical purposes in Canada being entirely restricted or subject to conditions that will negatively impact our ability to sell cannabis in provinces and territories in which we do not have cultivation and production facilities, including those in which we have already executed agreements or been approved to supply cannabis to retailers.

Our business is or may become subject to a variety of laws related to controlled substances and money laundering, the application of which to our business is unsettled and still developing and which could subject us to claims or otherwise harm our business.

In the United States, despite cannabis having been legalized for medical use or adult use in a number of states, cannabis and cannabis products, other than hemp and certain hemp-derived products, such as CBD, continue to be categorized at the federal level as a Schedule I controlled substance under the U.S. Controlled Substances Act (“CSA”), and subject to the U.S. Controlled Substances Import and Export Act, as amended (“CSIEA”). We are or may become subject to various other U.S. federal laws and regulations, including as result of the listing of our common shares on the Nasdaq and lending and providing other financial services to cannabis companies engaging in the adult-use cannabis business in the United States

(whether directly or through SunStream). Violations of any U.S. federal laws or regulations, including the CSA and CSIEA, to which we may be found to be subject, whether intentionally or inadvertently, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including disgorgement of profits, cessation of business activities or divestitures. Further, the status of cannabis as a Schedule I controlled substance may cause us, and our business, to be negatively perceived by prospective U.S. investors or other parties, or who may have reputational or other concerns about dealings with a cannabis grower even if it is not distributing any products in the United States, which may limit our ability to access capital in private or public capital markets. For further information about the risks related to U.S. federal laws and regulations with respect to SunStream’s operations, see “—Risks related to our investments—Cannabis remains illegal under U.S. federal law. Strict enforcement of federal laws regarding cannabis is a significant risk that would likely result in SunStream’s inability to execute its business plan and may subject us to significant civil or criminal liability and other adverse consequences.”

We also are, or may become, subject to a variety of laws and regulations in Canada, the United States and elsewhere that prohibit money laundering, including the Proceeds of Crime and Terrorist Financing Act (Canada), the U.S. Money Laundering Control Act, as amended, and the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by governmental authorities in Canada, the United States or any other jurisdiction in which we may in the future have business operations or to which we export or may export in the future. Although we believe that none of our activities implicate any applicable money laundering statutes, in the event that any of our business activities, any dividends or distributions therefrom, or any profits or revenue accruing thereby are found to be proceeds of crime under one or more of the statutes described above or any other applicable legislation, any persons, including investors, found to be aiding and abetting us in such violations could be subject to criminal or civil liability. Any violations of these laws, or allegations of such violations, could disrupt our operations, significantly distract management and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

If we are not able to comply with all safety, health and environmental regulations applicable to our operations and the industries in which we operate, we may be held liable for any breaches of those regulations.

Safety, health and environmental laws and regulations affect nearly all aspects of our operations, including product development, working conditions, waste disposal, emission controls, the maintenance of air and water quality standards and land reclamation, and, with respect to environmental laws and regulations, impose limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with safety, health and environmental laws and regulations can require significant expenditures, and failure to comply with such safety, health and environmental laws and regulations may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, the imposition of clean-up costs resulting from contaminated properties, the imposition of damages and the loss of or refusal of governmental authorities to issue permits or licences to us. Exposure to these liabilities may arise in connection with our existing operations, our historical operations and operations that may in the future be closed or sold to third parties. We could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death. There can be no assurance that we will at all times be in compliance with all safety, health and environmental laws and regulations notwithstanding our attempts to comply with such laws and regulations.

Changes in applicable safety, health and environmental standards may impose stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We are not able to determine the specific impact that future changes in safety, health and environmental laws and regulations may have on our industry, operations or activities and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental laws and regulations. Further changes in safety, health and environmental laws and regulations, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits in relation thereto, may require increased compliance expenditures by us.

We are, and may become, subject to litigation, regulatory or agency proceedings, investigations and audits.

We are, and may in the future become, subject to litigation, regulatory or agency proceedings, investigations and audits from time to time, some of which may adversely affect our business. Should any litigation, regulatory or agency proceeding, investigation or audit in which we become involved be determined against us, such a decision could, among other impacts, adversely affect our ability to continue operating without more onerous restrictions or at all, adversely affect our financial condition and results of operations, harm our reputation, or reduce the value or market price for the common shares. Even if we are involved in litigation, regulatory or agency proceedings, investigations and audits and are ultimately successful, they can require the redirection of significant resources and may also create a negative perception of our brand.

While we intend to defend ourselves vigorously in all pending and future legal proceedings, we may settle certain matters for strategic reasons, as a part of a resolution of other matters or in order to avoid potentially worse consequences arising from inherently uncertain judicial or administrative processes. Moreover, regardless of the merits of our defenses, if we are unable to resolve certain legal proceedings or regulatory actions, indirect consequences arising from unproven allegations or appealable regulatory findings may have adverse consequences to us. The outcome of any litigation, regulatory or agency proceedings investigations and audits is inherently uncertain. Unfavorable rulings, judgements or settlement terms could have a material adverse impact on our business, liquidity and results of operations.

The Company faces cyber-security and similar risks, which could result in the disclosure, theft, or loss of confidential or other proprietary information, including intellectual property, damage to the Company’s brand and reputation, legal exposure and financial losses. The Company must also comply with a variety of data privacy regulations and failure to comply with such regulations may affect the Company’s financial performance.

We collect, process, maintain and use data, including sensitive personal information on individuals, available to us through online activities and other customer interactions with our business. Our current and future marketing programs may depend on our ability to collect, maintain and use this information, and our ability to do so is subject to evolving laws and enforcement trends in Canada and other jurisdictions. There are a number of laws protecting the confidentiality of certain information and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronic Documents Act (Canada) (“PIPEDA”), and similar laws in other jurisdictions, protect medical records and other personal information by limiting the use and the disclosure of that information to the minimum level reasonably necessary to accomplish the intended purpose. We collect and store personal information about our customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through a procedural or process failure, an IT malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated through employee collusion or negligence or through deliberate cyberattack. Moreover, if we are found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of personal information, including as a result of data theft and privacy breaches, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities and harm our reputation.

Certain of our marketing practices rely upon e-mail, social media and other means of digital communication to communicate with consumers on our behalf. We may face risk if our use of e-mail, social media or other means of digital communication is found to violate applicable laws. We post our privacy policy and practices concerning the use and disclosure of user data on our website. Any failure by us to comply with our posted privacy policy, anti-spam legislation or other privacy-related laws and regulations could result in proceedings which could potentially harm our business. In addition, as data privacy and marketing laws change, we may incur additional costs to ensure we remain in compliance. If applicable data privacy and marketing laws become more restrictive at the international, federal, provincial or state levels, our compliance costs may increase, our ability to effectively engage customers via personalized marketing may decrease, our investment in our e-commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance burden and our potential reputational harm or liability for security breaches may increase.

Information security risks have increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. The Company’s information technology infrastructure may be vulnerable to such attacks, including through the use of malware, software bugs, computer viruses, ransomware, social engineering, and denial of service. It is possible that such attacks could compromise the Company’s security measures or the security measures of parties with whom the Company does business. Although the Company maintains procedures, internal policies and technological security measures to safeguard such content and information, as well as a cyber-security insurance policy, the Company’s information technology systems, and the information technology systems of our current or future third-party vendors, collaborators, consultants and service providers, could be penetrated by internal or external parties intent on extracting information, corrupting information, stealing intellectual property or trade secrets, or disrupting business processes, and any such policies, measures or insurance may be insufficient to guard prevent or mitigate the impact of cybersecurity incidents. In addition, because the techniques that may be used to circumvent the Company’s safeguards change frequently and may be difficult to detect, the Company may be unable to anticipate any new techniques or implement sufficient preventive security measures. The Company seeks to monitor such attempts and incidents and to prevent their recurrence through modifications to the Company’s internal procedures and information technology infrastructure and provides information security training and compliance programs to its employees on an annual basis, but in some cases preventive action might not be successful. Moreover, the development and maintenance of these security measures may be costly and will require ongoing updates as technologies evolve and techniques to overcome the Company’s security measures become more sophisticated. Any such attack or unauthorized access could result in a disruption of the Company’s operations, the theft, unauthorized use or publication of confidential or proprietary information of the Company or its customers, employees, suppliers, business partners or other third parties, a reduction of the revenues the Company is able to generate from its operations, damage to the Company’s brand and reputation, a loss of confidence in the security of the Company’s business, and significant legal and financial exposure, each of which could potentially have an adverse effect on the Company’s business.

The Canadian excise duty framework may affect profitability.

The federal and provincial or territorial legislation and regulatory regimes for cannabis products include excise duties payable by licensed cannabis producers on adult-use cannabis products, in addition to goods and services tax or harmonized sales tax in certain provinces and territories. We currently hold licences issued by the Canada Revenue Agency (“CRA”) required to comply with this excise framework. The rate of the excise duties for cannabis products varies by province and territory. Any significant increase in the rate of excise duties on cannabis products in the future and any restrictive interpretations by the CRA or the courts of the regulatory-like restrictions contained in the Excise Act, 2001 (Canada) (which may be different than those contained in the Cannabis Act) could reduce consumer demands for cannabis products and adversely impact the adult-use cannabis industry and market in general. In addition, any increase in the rate of excise duties on cannabis products in the future could reduce our margins and profitability in the event that we could not or chose not to pass along such increases to consumers.

We are constrained by law in our ability to market our cannabis products in Canada.

The development of our business and operating results may be hindered by applicable restrictions on production, sales and marketing activities imposed on us and other licensed producers and cannabis retailers. All products we distribute into the Canadian adult-use market are subject to restrictions with respect to product formats, product packaging and labelling. In addition, the Cannabis Act regulates our marketing activities, including prohibitions on testimonials and endorsements, lifestyle branding, and promotion that is appealing to young persons. Each Canadian province and territory has also enacted regulatory regimes for the distribution and sale of cannabis for adult-use purposes within its jurisdiction. As such, our portfolio of brands, products and services must be specifically tailored, and our marketing activities carefully structured, to comply with individual provincial and territorial rules and regulations. These restrictions may preclude us from establishing our branding, achieving pricing differentiation, effectively marketing our cannabis products or competing for market share, and may impose costs on us that cannot be absorbed through increased selling prices for our cannabis products.

Risks Related to Cannabis Operations Segment

We face competition from the illegal cannabis market.

We face competition from the illegal dispensaries that are unlicensed and unregulated, and otherwise from illegal market participants, who sell cannabis and cannabis products, including products with higher concentrations of active ingredients, use flavors or other additives that we are prohibited from using, or engage in distribution, advertising and promotion activities in which we are not permitted to engage, use delivery methods that we are prohibited from offering to individuals in Canada, sell products at lower prices, brand products more explicitly, or sell at lower prices. As these illegal market participants do not comply with the regulations governing the cannabis industry, their operations may also have significantly lower costs. The perpetuation of the illegal market for cannabis may have a material adverse effect on our business, results of operations, as well as the perception of cannabis use.

We currently sell, and expect to continue to sell, a significant share of our product to provincial governments through supply contracts that may not generate orders as expected or which may not be renewed.

Under the terms of our production licences issued pursuant to the Cannabis Act, we are restricted as to whom we can sell our cannabis products. We currently derive, and expect to continue to derive a significant portion of our revenues from supply agreements with Canadian provincial and territorial governments, including the AGLC, the OCS, the BCLDB, the MLL, the SLGA, the ANBL, the NSLC, the PEICMC, the SQDC and the NLC.

Our provincial or territorial supply agreements do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from us and allow the purchaser broad latitude to return product to us. As a result, the amount of cannabis that the Provincial Buyers may purchase under our supply agreements, or its price, may deviate significantly from our expectations. In addition, our results of operations could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the Provincial Buyers and any other future government purchasers as well as the return of unsold products. If any of the Provincial Buyers decides to purchase lower volumes of products from us (or return more products) than we expect, charges “slotting fees” in connection with carrying our products, charges additional taxes, insists on a price that is lower than we expect, alters its purchasing patterns at any time with no or limited notice, decides not to continue or begin to purchase our cannabis products at all or does not renew its agreement with us on similar terms or other terms acceptable to us, our results of operations could be materially adversely affected. We have in the past, and may in the future, offer price discounts and other promotions to the Provincial Buyers to promote the movement of slower selling products or as the result of price compression in the market. We also record return provisions in our financial statements based on the estimated likelihood of having additional slow-moving and aged product returned. If we underestimate the magnitude of such return provisions, our results of operation would be negatively affected. In addition, if the legal distributions channels in Canada for cannabis do not continue to develop in accordance with our expectations, either because of delays in the opening of dispensaries or otherwise, our results of operations would be materially adversely affected.

We experience significant customer concentration, with a limited number of customers accounting for a significant portion of our revenues.

Our top five customers in the cannabis operations segment accounted for 83% for the year ended December 31, 2023. Of these customers, two customers have each accounted for more than 10% of our revenues for such period. Inherent risks exist when a large percentage of total revenues is concentrated with a limited number of customers.

It is not possible for us to predict the future level of demand for our products that will be generated by these customers or the future demand for the products of these customers in the consumer marketplace. In addition, revenues from these large customers may fluctuate from time to time based on market demand for our products among consumers, the level which may be affected by market conditions or other factors, some of which may be outside of our control. Further, our contracts with these large customers do not contain purchase commitments or otherwise obligate the purchasers to buy a minimum or fixed volume of products from us (and allow these customers to return products to us for a variety of reasons). If any of our major customers experience declining or delayed sales of our products to consumers due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our products, reduce the volume of products we supply to such customers, we could lose the customer or have a substantial amount of product returned to us. Additionally, if any of our large customers were to suffer financial instability, they could refuse or delay payment of outstanding receivables. Any such development may have a material adverse effect on our business, results of operations and financial condition.

We must be nimble and innovative in the adopting recent developments in the Canadian cannabis industry and market.

As a licence holder authorized to process, formulate and manufacture cannabinoid-based products, we are operating our business in a relatively new industry and market, and our success in the cannabis market will depend in part on our ability to attract and retain customers, develop and maintain commercial relationships with Canadian and international cannabis brands and develop innovative products. In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, we will need to make significant investments in our business strategy. These investments include the procurement of raw material, equipment relating to the distillation, extraction and formulation of cannabis products, site improvements and research and development projects. We expect that competitors will undertake similar investments to compete with us. Competitive conditions, consumer preferences, customer requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause our future efforts to develop our business to be unsuccessful or to have undesired consequences for it. As a result, we may not be successful in our efforts to attract customers, leverage our commercial partnerships or to develop new cannabis products and produce and distribute these cannabis products, or these activities may require significantly more resources than we currently anticipates in order to be successful.

Any failure on our or our retail store suppliers’ part to comply with supplier standards established by provincial or territorial distributors could prevent us from accessing certain markets in Canada.

Government-run provincial and territorial distributors in Canada require suppliers to meet certain service and business standards, and routinely assess their suppliers for compliance with these standards. For example, our current supply agreement with the AGLC permits the AGLC to inspect and test our products for compliance with a rigorous set of criteria, including packaging, labelling, timing and stated quality test results. We use third parties to extract THC, CBD, and other cannabinoids for use in various product offerings, including for use in our vape products, edibles and beverages. Any failure by us or our third-party suppliers to comply with such standards could result in our being disqualified as a supplier and could lead to the termination or cessation of orders under existing or future supply contracts. If any of the foregoing events were to occur, our business, financial condition and results of operations could be materially adversely impacted.

We, or the cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer or investor perception.

We believe that the cannabis industry is highly dependent upon positive consumer and investor perception regarding the benefits, safety, efficacy and quality of cannabis and cannabis products. Such categories of products have previously been commonly associated with various other narcotics, violence and criminal activities, and there is a risk that our business might attract negative publicity. Perception of the cannabis industry and cannabis products, currently and in the future, may be significantly influenced by scientific research or findings, regulatory investigations or proceedings, litigation, political statements, media attention and other publicity (whether or not accurate or with merit) both in Canada and in other countries relating to the benefits and risks of consuming cannabis or cannabis products, including unexpected safety or efficacy concerns or the activities of industry participants. There can be no assurance that future scientific research, findings, regulatory investigations or proceedings, litigation, political statements, media attention or other research findings or publicity will be favorable to cannabis or cannabis products. There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medical purposes. As such, there are inherent risks associated with using the Company’s cannabis and derivative products. Adverse future scientific research reports, findings, regulatory investigations or proceedings, and political statements, that are, or litigation, media attention or other publicity that is, perceived as less favorable than, or that questions, earlier research reports, findings or publicity (whether or not accurate or with merit) could result in a significant reduction in the demand for cannabis or cannabis products. Further, adverse publicity reports or other media attention regarding consumption of cannabis being associated with physical or mental illness or other negative effects or events, the safety, efficacy and quality of cannabis or cannabis products generally, as well as our current or future products and facilities, could adversely affect us. Adverse publicity could arise even if the adverse effects associated with cannabis use resulted from consumers’ failure to use such products legally, appropriately or as directed.

There is also a risk that the actions of other companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and, thereby, negatively impact our reputation. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in Canada and elsewhere in regard to our activities and the cannabis industry in general, whether true or not. The legal restrictions with respect to labelling and marketing cannabis may exacerbate these risks by increasing the influence of social media users and prohibiting us from effectively responding to negative publicity.

We do not ultimately have direct control over how we or the cannabis industry is perceived by others. Reputational issues may result in decreased investor confidence, declines in our stock price, litigation, difficulty in obtaining financing, increased challenges in developing and maintaining community relations and may otherwise present an impediment to our overall ability to advance our business strategy and grow our business.

We may be subject to additional risks if we expand our cannabis operations internationally.

In 2022, in partnership with IM Cannabis Corp., we began exporting dried cannabis flower to Israel. We may in the future further expand our cannabis operations internationally, including to the United States, by importing or exporting cannabis products, and establishing cultivation operations in other jurisdictions where legally permitted. Pursuant to the Cannabis Act, only industrial hemp or cannabis used for medical or scientific purposes may currently be imported into or exported from Canada. Any such import or export requires a permit. In the future, we may seek additional permits to import or export cannabis and cannabis products. If we do not receive the required permits or receive licences with limitations that we do not expect, or are unable to renew any required permits or licences, our ability to import and export cannabis and cannabis products could be materially adversely affected.

Our continued ability to operate and/or sell in foreign jurisdictions will be dependent on our ability to obtain and comply with the necessary regulatory licences and requirements. Additional government licences may be required in the future in connection with our operations, in addition to other known and unknown permits and approvals which may be required, including with respect to our Canadian and other foreign operations. To the extent such permits and approvals are required and not obtained, we may be prevented from operating or expanding our business.

As a result of any continued international expansion, we may become exposed to various levels of political, economic, legal, regulatory and other risks and uncertainties associated with operating in or exporting to foreign jurisdictions. These risks and uncertainties include changes in the laws, regulations and policies governing the production, sale, branding, marketing, and use of cannabis and cannabis-based products; political instability; currency controls; fluctuations in currency exchange rates and rates of inflation; price, export and import controls including potential tariffs; land and water restrictions; government policies awarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction; changes in taxation laws, regulations and policies; restrictions on foreign exchange and repatriation; changing political conditions and governmental regulations relating to foreign investment and the cannabis business more generally.

Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on our international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals or the inability to grow our business in these jurisdictions. Complying with the varying laws of the jurisdictions in which we may choose to expand can be time-consuming, expensive and divert management attention from the rest of our business.

Risks Related to Cannabis Retail Operations Segment and Franchise Operations

We face risks associated with our franchise business model.

We receive a significant portion of our cannabis retail revenue in the form of franchise royalty payments. Failure to collect payments due to us from our franchisees, due to their inability to make timely payments, disputes with us or otherwise, could have a material adverse effect on our results of operations and financial condition. Our franchisees operate franchised retail locations independently, and as such are subject to many factors beyond our control, all of which could adversely affect such franchisees’ ability to make timely royalty payments to us.

As a result, the success of our retail business and results of operations is significantly dependent upon the success of our franchisees’ retail cannabis stores and their cooperation with us. Our franchisees' stores may be adversely affected by: declining economic conditions; increased competition in the retail cannabis market; changes in consumer preferences; demographic trends; changes in consumer sentiments towards the use of cannabis products; decreases in consumers’ discretionary income; consumers' willingness to accept product price increases; adverse weather conditions; our reputation, the strength of the Spiritleaf brand and consumer perception of our market position and offerings in terms of quality, price, value and service; consumers' experiences in our retail cannabis stores; and other risk factors related to the operation of cannabis retail stores discussed in this AIF, to the extent they apply to such franchisees.

Our franchisees may also be susceptible to increases in certain key operating expenses that are either wholly or partially beyond our control, including: labour costs, including wages, workers' compensation, minimum wage requirements, health care and other benefits expenses; rent expenses and construction, remodeling, maintenance and other costs under leases; compliance costs as a result of changes in legal, regulatory or industry standards; energy, water and other utility costs; insurance costs; information technology and other logistical costs; and expenses associated with legal proceedings, if any.

Our success also relies on the willingness and ability of our independent franchisees to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, value/promotional and capital-intensive reinvestment plans. The ability of franchisees to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general, by their or our creditworthiness or by banks’ lending practices. If our franchisees are unwilling or unable to invest in major initiatives or are unable to obtain financing at commercially reasonable rates, or at all, our future growth and results of operations could be adversely affected.

In addition, franchise retail cannabis stores are subject to various laws, regulations and guidelines relating to the management, packaging/labelling, advertising, sale, transportation, storage and disposal of cannabis, and our franchisees may not comply with such laws, regulations and guidelines, which may adversely affect the franchisee’s ability to operate profitably, without incrementally onerous restrictions or at all, and which may therefore limit the franchisee’s ability to make timely and full payments to us. In addition, franchisees’ failure to comply, which we may be unable to prevent, may harm our brand, which could have a material adverse effect on the reputation, profitability and operations of our entire corporate-owned and franchised cannabis retail network.

Our ownership mix also affects our results and financial condition. The decision to own or to operate under franchise agreements is driven by many factors whose interrelationship is complex. The benefits of a franchised structure depend on various factors including whether we have effectively selected franchisees, licensees and/or affiliates that meet our rigorous standards, whether we are able to successfully integrate them into our structure and whether their performance and the resulting ownership mix supports our brand and financial objectives.

Our success in the cannabis retail market is dependent, in part, on our ability to attract and retain an adequate retail consumer base.

Our success in the cannabis retail market depends, in part, on our ability to attract and retain consumers and to establish an adequate consumer base. There are many factors which could impact our ability to attract and retain retail consumers, including but not limited to the ability to continually source a sufficient selection of desirable products, the successful implementation of consumer-acquisition plans, the ability to profitably maintain price points attractive to consumers, the ability to secure leases and open retail stores in locations convenient to consumers, the ability to select a sufficient number of qualified franchisees and such franchisees’ ability to effectively manage retail locations, and the continued growth in the aggregate number of consumers. A failure to acquire and retain consumers could have a material adverse effect on our business, operating results and financial condition.

There is no guarantee that our cannabis retail locations will remain successful and attractive to consumers.

The success of our cannabis retail stores is significantly influenced by the location of each store. There can be no assurance that current locations will continue to be attractive, or that additional locations can be identified and secured, especially as cannabis consumption and related consumer behaviour patterns change. It is possible that the current locations of our cannabis retail stores may cease to be competitive and face declining revenues and profitability in the future as a result of various factors, including the opening of stores by competitors, economic conditions and consumption patterns in the neighbourhoods these locations serve and other reasons. There is also no assurance that future store locations will produce the same results as existing locations. To the extent that we enter into long-term leases for our store locations, our ability to respond in a timely manner to changes in the economic, consumer or retail environment at any location may be limited.

We may lease unlicensed premises for potential cannabis retail stores with no guarantee of generating earnings.

We may enter into lease agreements for locations which do not yet have the required permits or licence to sell cannabis products at the time of entry into the lease. In the event we are unable to obtain applicable licences, permits and authorizations to sell cannabis products at such locations in compliance with applicable law, but are unable to terminate the lease or sub-lease the premises, we will be liable for payments on the lease, but may have no or limited revenues from which to make such payments, which could have a material adverse effect on our business, financial conditions and operating results.

Our retail business is dependent on the supply of cannabis products from third-party licensed producers.

Cannabis retailers are dependent on the supply of cannabis products from licensed producers. There can be no assurance that there will be a sufficient supply of cannabis of acceptable quality and at an acceptable price available to us to purchase in order to operate our cannabis retail business or satisfy all of the consumers’ demands. Licensed producers’ growing operations are dependent on a number of key inputs and their related costs, including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact licensed producers and, in turn, could have a material adverse effect on our business, results of operations and financial results. Any inability of licensed producers to provide us with sufficient supply of cannabis at acceptable prices as a result of factors that include, but are not limited to, the risks described in this AIF that are applicable to our cannabis operations, could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to find additional franchisees who meet our desired criteria, and even if we do, they may ultimately be unable to open franchise locations.

The opening of additional franchise retail cannabis stores depends, in part, upon the availability of prospective franchisees who meet our desired criteria. We may not be able to identify, recruit or contract with suitable franchisees in our target markets on a timely basis or at all. In addition, our potential franchisees may not ultimately be able to access or effectively utilize the financial or management resources that they need to open the stores contemplated by their agreements with us, they may elect to cease store development for personal or other reasons beyond our control, or they may ultimately not be permitted to open a store due to limits on the number of licences available for retail locations in a particular province or municipality or other regulatory or business reasons. If we are unable to recruit suitable franchisees or if franchisees are unable or unwilling to open new stores as planned, our growth may be slower than anticipated, or cease, which could materially adversely affect our ability to increase our revenue and materially adversely affect our business, financial condition and results of operations.

We face risks imposed by franchise regulation.

Our cannabis retail franchise business is subject, in part, to provincial franchise requirements, provincial laws regulating the offer and sale of franchises in Canada through the provision of franchise disclosure documents to potential franchisees containing certain mandatory disclosures, and various provincial laws regulating the franchise relationship. There can be no assurance that we will maintain compliance with such laws at all times, and non-compliance could adversely impact our fundraising activities and thereby reduce anticipated royalty income, which in turn could materially adversely affect our business, financial condition and results of operations.

Certain provinces of Canada in which we have granted or may grant franchises have franchise statutes and regulations. These franchise laws require a disclosure document or statement of a material change to be issued to prospective franchisees containing prescribed information. Failure to comply with these statutes can result in a prospective franchisee having the right to rescind the associated franchise agreement, without penalty or obligation, for up to 60 days after receipt of the disclosure document, if the franchisor failed to provide the disclosure document or statement of material change within the time period prescribed or if the contents did not meet the requirements set out in the relevant legislation, or for a period of up to two years after entering into the associated franchise agreement if the franchisor failed to provide the disclosure document. In addition, if a franchisee suffers a loss because of a misrepresentation contained in the disclosure document or in a statement of a material change or as a result of the franchisor failing to comply with the disclosure requirements, a franchisee has a right of action for damages. These rights are in addition to any other rights a franchisee may have at law.

Risks Related to Our Cannabis Cultivation Operations

We are dependent upon a limited number of facilities that are integral to our cannabis cultivation and production business.

As of the date of this AIF, all our cultivation and production activities are conducted at our Atholville Facility and Kelowna facilities, and our licences issued under the Cannabis Act are specific to those facilities. We approach biomass sourcing with consistent and opportunistic purchasing strategies with select strategic partners to provide stable large volume biomass for value, core and premium products. Disruptions at, or adverse changes or developments affecting, our facilities or the facilities of our strategic partners, including municipal rezoning, facility design errors, environmental pollution, equipment or process failures, production errors, disease or infestation of our crops, fires, breakdowns of our sewage system, explosions, power failures, natural disasters or security failures, have had and could in the future have negative impacts on our production, the quality of our products, our reputation in the market and our financial results – any one of which could materially adversely impact our business. In addition, any failure to comply with regulatory requirements under the Cannabis Act could result in the suspension or termination of our Health Canada licences and could have an adverse impact on our ability to renew such licences.

We are subject to risks inherent in an agricultural business, including the risk of crop failure.

The cultivation of cannabis is an agricultural process. As such, our business is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, fire, plant diseases and similar agricultural risks. Although we currently grow our products indoors under climate-controlled conditions, there can be no assurance that natural elements, such as extreme weather, insects and plant diseases, will not partially or completely disrupt our production activities or have an adverse effect on our business. Cannabis plants can be vulnerable to various pathogens including bacteria, fungi, viruses and other miscellaneous pathogens. We have had to dispose of crops in the past due to pathogens. Such instances often lead to reduced crop quality, stunted growth or death of the plant. Moreover, cannabis, including hemp, is “phytoremediative”, meaning that it may extract toxins or other undesirable chemicals or compounds from the ground in which it is planted. Various regulatory agencies have established maximum limits for pathogens, toxins, chemicals and other compounds that may be present in agricultural materials. In addition, we have experienced, and may in the future experience, production issues at our facilities, including poor crop yields, harvests of products with THC concentration that is too low to meet product specifications, fires, floods and contamination of our product by foreign objects. As a result of the foregoing, our products may not be suitable for commercial sale or may be returned to us by our customers, and we may have to destroy the affected portions of our crops.

Significant interruptions in our access to certain key inputs such as labour, raw materials, electricity, water and other utilities may impair our growing operations and materially affect our business.

Our production business is dependent on a number of key inputs and their related costs, including raw materials, supplies and equipment related to our operations, as well as electricity, water and other utilities. Any significant interruption, price increase or negative change in the availability or economics of the supply chain for key inputs and, in particular, rising or volatile energy costs could curtail or preclude our ability to continue production and may have a material adverse impact on our business and results of operations. While we believe we have met all milestones and have made applications for all subsidies, there is no assurance that subsidies will continue or that our outstanding applications will be approved. In addition, our operations could be significantly affected by a prolonged power outage. Furthermore, our cultivation operations require a significant amount of electricity as a result it may be difficult for us to locate areas to construct additional cultivation operations as we grow.

Our ability to compete and grow cannabis is dependent on us having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that we will be successful in maintaining our required supply of labour, equipment, parts and components.

Our headquarters is in Alberta, a province whose economy has historically relied heavily on the oil and gas industry. During periods of strong oil and gas industry conditions, we may face increased competition for employees, which could harm our ability to attract and retain employees or increase our compensation costs.

Failure in our quality control systems may adversely impact our sales volume, market share and profitability.

The quality and safety of our products are critical to the success of our business and operations. As such, it is imperative that our (and our service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines, among other factors. Although we strive to ensure that we and all of our service providers have implemented and adhere to high caliber quality control systems, we or our service providers could experience a significant failure or deterioration of such quality control systems. If, as a result of a failure in our (or our service providers’) quality control systems, contamination of, or damage to, our inventory or packaged products occurs, we may incur significant costs in replacing, destroying or repurposing such inventory, providing replacement products to our customers or recalling such products. We may be unable to meet customer demand and may lose customers who have to purchase alternative brands or products. In addition, consumers may lose confidence in our products whether affected or not and our brand may be materially damaged. A loss of sales volume from a contamination event may occur, and such a loss may affect our ability to supply our current customers and to recapture their business in the event they are forced to switch products or brands, even if on a temporary basis. We may also be subject to legal action as a result of a contamination, which could result in negative publicity and negatively impact our results of operations. During this time, our competitors may benefit from an increased market share that could be difficult and costly to regain.

We may not be able to store or transport our cannabis products to customers in a safe, timely and cost-efficient manner, and we may experience breaches of security at our facilities or loss as a result of theft of our products.

Because of the nature of our products and the limited legal channels for distribution, as well as the concentration of inventory in our facilities (including our licensed cannabis retail stores), we are subject to a heightened risk of theft of our product and other security breaches.

Canadian adult-use distribution rules take various forms on a jurisdiction-by-jurisdiction basis and often require us to employ third parties to deliver our products to central government sites and from such sites to our cannabis retail stores. Any prolonged disruption of third-party transportation services could have a material adverse effect on our sales volumes or our end users’ satisfaction with our products. Rising costs associated with third-party transportation services used by us to ship our products may also adversely impact our profitability.

The security of our products during transportation to and from our facilities is of the utmost concern. A breach of security at one of our facilities, or during transport or delivery, could result in the significant loss of product as well as customers and reputational damage and may expose us to additional liability, including regulatory fines, litigation or increased expenses relating to the resolution and future prevention of similar events. Any failure to take steps necessary to ensure the safekeeping of our cannabis could also have an impact on our ability to continue operating under our existing licences, to renew or receive amendments to our existing licences or to receive required new licences.

Risks Related to Our Liquor Retail Business

A decline in the consumption of alcoholic beverage products could materially adversely affect our business, financial condition and results of operations.

Our Company relies on consumers’ demand for the alcoholic beverage products it sells in its liquor stores. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies, scientific studies and government guidelines about recommended consumption, and changes in leisure, dining and beverage consumption patterns. Even if overall liquor consumption does not decline, shifts in consumer preferences from alcoholic beverage products that are more profitable (for example, high-end wine or the Company’s preferred label products) to those that are less profitable (for example, domestic beer), could materially adversely affect the Company’s business, financial condition, liquidity and results of operations.

A decline in consumption of alcohol generally or of one or more alcoholic beverage product categories could occur in the future due to a variety of factors, including:

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a general decline in economic or geopolitical conditions and/or decline in discretionary consumer income;
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increased public concern about the health consequences of consuming alcoholic beverage products;
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a decline in the consumption of alcoholic beverage products in on-premise establishments, resulting in a decline in alcohol beverage products purchased by such establishments on a “cash and carry” basis;
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consumers favoring alcohol consumption at bars and restaurants instead of purchasing liquor for consumption at home;
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consumer dietary preferences favouring lighter, lower calorie beverages such as diet soft drinks, sports drinks and water products;
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consumer shopping preferences favouring online shopping, resulting in less foot traffic in shopping centres where the Company’s retail liquor stores are located;
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the increased activity of anti-alcohol consumption groups;
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a decline in the consumption of alcoholic beverage products as a result of consumers substituting legalized adult-use cannabis or other similar products in lieu of alcoholic beverage products;
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increased federal, provincial and/or foreign excise or other taxes on alcoholic beverage products that increase product prices for the consumer and possible restrictions on alcoholic beverage advertising and marketing;
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increased regulation placing restrictions on the purchase or consumption of alcoholic beverage products or increasing prices due to the imposition of duties or excise tax or changes to international trade agreements or tariffs;
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inflation; and
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wars, pandemics, weather and natural or man-made disasters.

Changes in government regulations, in particular changes which decrease the cost of competition or expand liquor sales licenses to grocery and convenience stores, could have a material adverse effect on our business, financial condition and results of operations.

We operate in the highly regulated retail liquor industry in the Provinces of Alberta and British Columbia and have obtained licenses to begin operations in Saskatchewan. Our business, operations or licensing of liquor stores may be adversely affected by: (i) new legislation, regulations, rules or bylaws; (ii) changes and court challenges to existing legislation, regulations, rules or bylaws; (iii) new interpretations of existing legislation, regulations, rules or bylaws; or (iv) decisions of the AGLC, the LCRB, the SLGA or other governmental authorities (including federal, provincial, municipal, or other local governments or agencies) or applicable courts. Such regulatory changes, interpretations or decisions could increase the cost of operating our liquor retail business, limit the marketing, sales and other activities in which we are permitted to engage, limit the number and types of retail locations we can operate, or require us to cease operations altogether.

In addition to the foregoing, as a result of the Province of British Columbia’s 2021 renewal of the moratorium on granting new liquor licences for the next ten years (in effect until July 1, 2032), new liquor stores cannot be opened in the province except pursuant to an existing license purchased from another liquor retailer. Growing our liquor retail network in the Province of British Columbia would, accordingly, require the purchase of existing licences from other retailers, which may not be available on acceptable terms or at all, which may limit our ability to profitably expand in this market, resulting a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.

The private retail distribution of alcoholic beverages in the Provinces of Alberta, British Columbia and Saskatchewan is both competitive and fragmented. Competition exists mainly on a local basis with the main competitive factors being location, convenience, price and service. Changes in the regulatory regime in a particular jurisdiction, for example to allow the licensing of more retail locations or reduce costs for new entrants in the industry, may increase competition that could materially adversely affect our business, financial condition, liquidity and results of operations.

In the Province of Alberta, we compete with local single store operators, other local and regional chain operators, and liquor stores associated with national and regional grocery store chains. The current regulatory regime in Alberta limits certain of the potential competitive advantages of large-scale retailers by, among other things, requiring liquor stores to be operated as a separate business, prohibiting the sale of liquor in stores selling other goods and by requiring all retailers to pay the same wholesale price and a uniform “postage stamp” delivery charge. Some municipalities have enacted zoning restrictions that limit the number of liquor store locations by establishing minimum distances of liquor stores to schools, religious establishments, playgrounds, and other areas. The Cities of Edmonton and Calgary have also enacted a “mature neighborhood overlay”, requiring a minimum distance separation between two liquor stores of 500 meters (subject to certain “grandfathering” exceptions) in certain areas of the city. These zoning requirements limit the amount of competitors and competition in general in these municipalities and if they were to be relaxed or eliminated, this could adversely affect our business, financial condition, liquidity and results of operations.

In the Province of British Columbia, we compete with government owned and operated liquor stores, local independent stores and wine stores. A retail liquor store is not permitted to be relocated anywhere within 1.0 kilometers of an existing retail liquor store, or the site of an application to licence a new retail liquor store (subject to certain “grandfathering” exceptions). This arrangement limits the number of competitors who are able to enter into the market. Wine is permitted to be sold inside retail grocery stores in British Columbia as long as the grocery store obtains or owns a licence and complies with the current licensing requirements (including the 1.0 kilometer separation requirements to another liquor store). Prior to July 8, 2019, only BC VQA wines were permitted to be sold in grocery stores; however, in order to comply with the United-States-Mexico-Canada Agreement, the Province of British Columbia now allows imported wine to be sold on grocery store shelves.

In addition, competition with new entrants in the liquor retail industry in the Province of British Columbia is reduced as a result of the above-described moratorium on granting new liquor retail licences. Should such moratorium be lifted, competition in the British Columbian liquor retail industry could increase. If the moratorium remains and our competitors are able to purchase existing liquor retail licences on acceptable terms while we are not able to do so, we may face increased competition, lower market share or similar adverse competitive consequences, all of which could result in a material adverse effect on its business, financial condition, liquidity, results of operations and prospects.

In the province of Saskatchewan, we compete with other non-government owned and operated liquor retailers. The number of liquor retail store permits are restricted based on population, requiring municipalities to have a minimum population of 500 to be eligible for a retail store permit. As permits become available either through sale or population growth, the SLGA may initiate a bid process to auction the available permits. Should this population cap be lifted, competition in the Saskatchewan liquor retail industry could increase. If the cap remains and our competitors are able to successfully acquire new liquor permits though the bidding process and we are not able to do so, we may face increased competition, lower market share, or similar adverse competitive consequences, all of which could result in a material adverse effect on its business, financial condition, liquidity, results of operations and prospects.

Any future changes to the British Columbia, Alberta or Saskatchewan regulatory regimes may have a significant impact on the level of competition and the value of licences in such provinces, and therefore could materially adversely affect business, financial condition, liquidity and results of operations.

We are operating within a very competitive beverage alcohol industry.

The Canadian and international beverage alcohol industry is extremely competitive. Competitors may take actions to establish and sustain a competitive advantage through advertising and promotion and pricing strategies to maintain market share, which may negatively affect our sales, revenues and profitability. SNDL constantly monitors the market and adjusts its own advertising, promotion and pricing strategies as appropriate. Competitors may also affect our ability to attract and retain high-quality employees.

Unfavourable publicity or poor consumer perception of our liquor retail brands could have a material adverse effect on our business, financial condition and results of operations.

Success in the highly competitive retail liquor industry is dependent upon consumer perception of a number of factors, including the accessibility, affordability and safety of a company's retail liquor stores. Our reputation, and consequently our brands, may be negatively affected by various factors, several of which may be outside of our control, including, but not limited to, our ability to maintain prices for our products despite any increases in costs, the quality and safety of alcohol products supplied to us and the success of our branding, marketing and advertising efforts. In addition, thefts and robberies of retail liquor stores in Alberta have become a publicized issue that may deter customers from shopping at our stores. There can be no assurance that our efforts to maintain the physical security and safety of our retail locations will be successful, or that future media attention or publicity regarding this issue, and other consumer perceptions, will be favourable to our retail liquor business. Any unfavourable publicity or consumer perceptions could materially adversely affect our business, financial condition, liquidity and results of operations.

If a significant number of our retail liquor licences were revoked or not renewed, or if we failed to secure new retail liquor licences, there could be a material adverse effect on our business, financial condition, liquidity and results of operations.

All of our Alberta liquor retail stores are operated pursuant to licences issued by the AGLC, which must be renewed annually. Similar to the process in Alberta, the Company’s liquor retail store in British Columbia is operated pursuant to a licence issued by the LCRB, which must be renewed annually. The AGLC and the LCRB have discretion in the granting or revocation of a licence to operate a liquor store. If a significant number of the Company's licences were revoked or not reissued, if their terms were modified in a manner materially adverse to the Company, or if new licences for any network expansion are not granted in a timely manner, on favorable terms or at all, it could materially adversely affect our business, financial condition, liquidity and results of operations.

Delays or interruptions in the supply of liquor to our retail locations, or spoilage or shrinkage of our inventory, could have a material adverse effect on our business, financial condition and results of operations.

We depend upon a limited number of distributors for a substantial majority of our products. Specifically, liquor store operators in Alberta are dependent on the Connect Logistics Service warehouse and Brewers Distributor Ltd. for the substantial majority of their products. In British Columbia, liquor store operators are dependent on the BCLDB for the majority of their products. Any significant disruptions in the operations of these distributors, as a result of, for example, a labour disturbance, lack of product supply, pandemics or epidemics, natural disasters or severe weather events, road or other transportation link closures, acts of crime, war or terrorism, or for any other reason, and a resulting interruption, delay or reduction in supply could materially adversely affect our business, financial condition, liquidity and results of operations.

In addition, once our supply enters our inventory, it may be subject to spoilage, breakage or shrinkage. Spoilage, breakage or shrinkage of inventory at levels materially greater than what we plan or budget for could have a material adverse effect on our business, financial condition, liquidity and results of operations.

There is no guarantee that our liquor retail locations will remain successful and attractive to consumers.

The success of our liquor retail stores is significantly influenced by the location of each store. There can be no assurance that current locations will continue to be attractive, or that additional locations can be located and secured, as demographic patterns change. It is possible that the current locations or economic conditions where our liquor retail stores are located could deteriorate in the future as a result of various factors, including the opening of stores by competitors, and that this could result in reduced sales in those locations. There is also no assurance that future store locations will produce the same results as existing locations. To the extent that we enter into long-term leases for our store locations, our ability to respond in a timely manner to changes in the demographic or retail environment at any location may be limited.

Risks Related to our Markets and Industries

We intend to continue to focus primarily on the premium segment of the adult-use cannabis market, which may not be sustainable, or in which we may not be able to develop or maintain a brand that attracts or retains customers.

We focus primarily on users of cannabis in the Canadian adult-use cannabis market who are looking for premium products; however, such a market may not be sustainable. We may not be able to achieve or maintain attractive margins and our ability to achieve our near term or long-term business objectives would be materially adversely affected. Further, we may not be successful in creating and maintaining consumer perceptions of the value of our premium products. The promotion of cannabis is strictly regulated in Canada. For example, promotion is largely restricted to the place of sale and subject to prescribed conditions set out in the Cannabis Act and the Cannabis Regulations. Among other restrictions, the Cannabis Act prohibits testimonials and endorsements, lifestyle branding and promotion that is appealing to minors. Such restrictions on advertising, marketing and the use of logos and brand names, and other restrictions on advertising imposed by Canadian federal or provincial laws or regulations, or similar regulations imposed in other jurisdictions, may prevent us from creating and maintaining consumer perceptions in the value of our premium products and establishing ourselves as premium producers. If we cannot successfully enter into or compete in the premium market, we may face significant challenges in gaining or maintaining a market share in Canada or in other cannabis markets in which we intend to operate, or we may be forced to sell our products at a lower price, which may materially adversely affect our results of operations.

Our success depends, in part, on our ability to attract and retain customers who in turn sell to ultimate consumers of cannabis and cannabis-related products. To do this, we are dependent upon, among other things, continually producing desirable and effective products and the continued growth in the aggregate number of adult-use cannabis consumers. We have made significant investments in enhancing our brand to attract consumers. Subject to the applicable legal restrictions, we expect to continue to make significant investments to promote our current and new products to consumers. Such campaigns can be expensive and may not result in increased sales. If we are unable to attract new consumers or retain existing consumers and customers, we may not be able to increase our sales or sustain our business.

Our business model, including our ability to successfully target the premium segment of the adult-use cannabis market and maintain our brand, is also dependent on being able to grow at scale different strains of cannabis with consistent yields and THC-levels by strain. To the extent we are unable to do so, or we are unable to achieve desired THC-levels, our ability to achieve our near term or long-term business objectives would be materially adversely affected.

The legal cannabis market is a relatively new industry. As a result, the size of our target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

Because the cannabis industry is in a nascent stage, there is a continuing lack of information about the total addressable market as well as comparable companies available for potential investors to review in deciding whether to invest in us. In addition, the development of the legal cannabis market is dependent on Health Canada and other regulators approving licences for retail stores and other distribution channels in a timely fashion. Any delays in such approvals or other regulatory developmrents may impact our market and price estimates, which may make it difficult to develop reliable expectations and assumptions. Accordingly, investors should rely on their own estimates regarding the potential size, economics and risks of the cannabis market in deciding whether to invest in our common shares. We have not generated net earnings since our inception and there can be no assurance that we will do so in the future. There can be no assurance that our growth estimates are accurate or that the cannabis market will be large enough for our business to be profitable or to grow as projected.

Although we are committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets or products, if any, will be commercially viable or successfully produced and marketed. We must rely largely on our own market research to forecast sales and design products as detailed forecasts and consumer research are not generally obtainable from reliable third-party sources in Canada and in other international jurisdictions.

In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management’s expectations and assumptions. We could also be subject to other events or circumstances that adversely affect the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets.

The adult-use cannabis market in Canada has experienced, and may in the future experience, supply and demand fluctuations.

Following legalization, there was a shortfall in supply in the Canadian adult-use cannabis market leading to increased prices, increases in out-of-stocks and consumers opting to buy cannabis on the illicit market. We and other licensed producers responded by increasing capacity. The increase in production combined with slower than expected retail store growth resulted in over-supply in 2020, a trend that has continued into 2021. As inventory levels became greater than consumer demand, we have had to, and may in the future have to, engage in sale of excess inventory at discounted prices or offer promotional pricing to move older product, which could significantly impair operating results and our brand image. Conversely, if we underestimate demand for our products, we may experience inventory shortages, which might delay shipments to customers, reduce revenue, negatively impact customer relationships and diminish brand loyalty. For example, we have experienced shortages and out-of-stocks in our vape products due to supply constraints. In addition, demand for cannabis and cannabis products is dependent on a number of social, political and economic factors that are beyond our control, including the novelty of legalization, which may wear off. A material decline in the economic conditions affecting consumers can cause a reduction in disposable income for the average consumer, change consumption patterns and result in a reduction in spending on cannabis products or a switch to other products obtained through illicit channels. There can be no assurance that market demand for cannabis will continue to be sufficient to support our current or future production levels or that we will be able to generate sufficient revenue to be profitable.

We may be unsuccessful in competing in the overall legal adult-use cannabis market in Canada.

Our Canadian adult-use business faces enhanced competition from others who are licensed under the Cannabis Act and the various provincial and territorial regulatory regimes to participate in the adult-use cannabis industry. The Cannabis Act and the various provincial and territorial legislation have established licensing regimes for the cultivation, production, processing, testing, packaging, labelling, delivery, transportation, distribution, sale, possession and disposal of cannabis for adult use.

Subject to certain restrictions set out in the Cannabis Act, adults are permitted to cultivate, propagate, harvest and distribute up to four cannabis plants per household. If a significant number of individuals take advantage of the ability to cultivate and use their own cannabis, our success in the adult-use business may be limited and may not fulfill our expectations.

As of March 12, 2024, there were approximately 982 active holders of federal commercial licences issued under the Cannabis Act by Health Canada. Certain of these competitors have longer operating histories and significantly greater financial, production, marketing, research and development and technical and human resources than we do. Some of these competitors have become public companies in the United States or Canada, giving them the ability to raise significant amounts of capital quickly or use their publicly traded equity securities to conduct acquisitions. In addition, like us, many other competitors have established retail locations. As a result, our competitors may be able to bring more and better products to market more quickly than us. Our commercial opportunity in the adult-use market could be reduced or eliminated if our competitors produce and commercialize products for the adult-use market that, among other things, are safer, more effective, more convenient, better quality or less expensive than the products that we produce, have greater sales, marketing and distribution support than our products, enjoy enhanced timing of market introduction and perceived effectiveness advantages over our products and receive more favorable publicity than our products. If our adult-use cannabis products do not achieve an adequate level of acceptance by the adult-use cannabis market, or if our retail stores do not achieve and sustain adequate customer bases, we may not generate sufficient revenue from these operations, and our adult-use cannabis business may not become profitable. We expect that competition in the adult-use cannabis market will become more intense as current and future competitors begin to offer an increasing number of diversified products. As competition increases, we may experience additional downward price pressure on our cannabis products, loss of market share and increased marketing costs. To remain competitive, we will require a continued high level of investment in marketing, sales and client support, and we may not have sufficient resources to maintain such efforts.

We also face competition from the illicit cannabis market. Illegal dispensaries and ‘black market’ operations and participants, despite not having a valid licence under the Cannabis Regulations, command a significant percentage of the total market for cannabis and cannabis products in Canada and may be able to (i) offer products with higher concentrations of active ingredients, including THC, than permitted by the Cannabis Act and Cannabis Regulations or offered in the legal market, (ii) use delivery methods, that licensed producers are prohibited from offering to individuals in Canada, (iii) brand products more explicitly, (iv) sell products at lower prices and (v) market and distribute products in ways not permissible by law. As these illicit market participants do not comply with the regulations governing the cannabis industry in Canada, their operations may also have significantly lower costs.

In addition, the legal landscape for medical and adult-use cannabis is changing internationally. An increasing number of jurisdictions globally are passing laws that allow for the production and distribution of medical or adult-use cannabis. Increased international competition, including competition from suppliers in other countries who may be able to produce at lower cost, and limitations placed on us by Canadian or other regulations, might lower the demand for our products on a global scale.

Consumer preferences may change, and we may be unsuccessful in acquiring or retaining consumers and keeping pace with changing market developments.

As a result of changing consumer preferences, many consumer products attain financial success for a limited period of time. Even if our products find success at retail, there can be no assurance that such products will continue to be profitable. Our success will be significantly dependent upon our ability to develop and carry new and improved product lines and adapt to consumer preferences. Even if we are successful in introducing new products or developing our current product offerings, a failure to gain consumer acceptance or to update products and our product offerings could cause a decline in our products’ or our retail stores’ popularity and impair our brands. In addition, we may be required to invest significant capital in the creation of new product lines, strains, brands, marketing campaigns, packaging and other product features, none of which are guaranteed to be successful. Failure to introduce new features and product lines and to achieve and sustain market acceptance could result in us being unable to satisfy consumer preferences and generate revenue.

The legal cannabis industry is in its early stages of development, and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to spend significant amounts of capital in order to successfully develop and generate revenues from the new products we introduce. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time and resources. We may not be successful in developing effective and safe new products, anticipating shifts in social trends and consumer demands, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business and results of operations.

In addition, the patterns of cannabis consumption in Canada may shift over time due to a variety of factors, including changes in demographics, social trends, public health policies and other leisure or consumption behaviors. If consumer preferences for our products or cannabis products move away from our products or cannabis products in general, or if we are unable to anticipate and respond effectively to shifts in consumer behaviors, we may be adversely affected.

We face difficulties with forecasting the cannabis market.

We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. A failure in our ability to forecast demand for our products could have a material adverse effect on our business, results of operations and financial condition.

We may not be successful in maintaining consumers’ brand recognition and loyalty to our products or retail stores.

Our continued success depends in part on our ability to continue to differentiate our brand names and maintain similarly high levels of recognition with target consumers.

Our ability to build and maintain brand recognition and loyalty is limited by current and potential future regulations that restrict our packaging, advertising and other branding efforts, making it more difficult to appeal to consumers or to leverage our brands. For example, the Canadian federal regulatory regime requires plain packaging on cannabis products and prohibits testimonials, lifestyle branding and packaging that is appealing to youth. These and similar limitations could have a material adverse impact on our business, financial condition and results of operations, as they make it more difficult to establish and retain brand recognition and customer loyalty.

Furthermore, even if we are able to continue to distinguish our products and retail stores, there can be no assurance that the sales, marketing, retail and distribution efforts of our competitors will not be successful in persuading consumers of our products and retail stores to switch to their products or retail stores. Some of our competitors have greater access to resources than we do, which better positions them to conduct market research in relation to branding strategies or costly marketing campaigns. Any loss of consumer brand recognition or loyalty to our products and offerings or our inability to effectively brand our products and offerings in a recognizable way, whether as a result of regulation or otherwise, will have a material effect on our ability to continue to sell products and maintain our market share, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The vape market is a new market that is still evolving and is subject to significant uncertainty, including as a result of negative press and regulatory scrutiny of vape products in the United States.

We sell vape products in Canada. In Canada, vape products are regulated under the Cannabis Act and associated regulations, and such regulations were drafted prior to reports of vaping-related deaths and illnesses in the United States. As a result, Health Canada or the individual provinces may amend or further review the rules governing vape products and restrict or prohibit sales of such products. For example, the AGLC delayed the legalization of vaping products in Alberta and, currently, cannabis products exceeding 30% THC concentration on a per weight basis are illegal in Quebec. On June 19, 2021 Health Canada published proposed changes to restrict the production, sale, promotion, packaging, or labelling of inhaled cannabis extracts with certain flavours, other than the flavour of cannabis. No indication regarding timing of implementation of the proposed changes have been given, though it is noted that this initiative remains included in the 2023-2025 Forward Regulatory Plan and is linked to the proposed Order Amending Schedules 2 and 3 to the Tobacco and Vaping Products Act (Flavours) and the proposed Standards for Vaping Products' Sensory Attributes Regulations. There can be no assurance that we will be able to meet any additional compliance requirements or regulatory restrictions or remain competitive in the face of unexpected changes in market conditions.

There is a limited history and volume of research on the health effects of vaping, electronic cigarettes and other similar products. If the medical community were to determine that vaping or the use of any of the related products caused or posed a risk of long-term health risks, market demand for these products and their use could materially decline. Such a determination could expose us to litigation and result in increased regulation. Furthermore, vaping products sold on the illicit market that contain harmful chemicals or other ingredients may adversely impact the demand for such products in the legal market and create the perception that such products were dangerous. In addition, regulators may prohibit the sale of vaping products all together or severely restrict their use. A decline in the market demand for our vaping products, product liability claims, and increased regulation could have a material adverse effect on our business.

Risks Related to Our Products

There has been limited study on the health effects of cannabis and cannabis products, including vaping products, and future clinical research studies may lead to conclusions that dispute or conflict with our understanding and belief regarding the benefits, viability, safety, efficacy, dosing and social acceptance of such products.

Research in Canada, the United States and internationally regarding the benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids, such as CBD and THC, remains in relatively early stages. Few clinical trials on the benefits and risks of cannabis or isolated cannabinoids have been conducted.

Future research and clinical trials may draw opposing conclusions to statements contained in the articles, reports and studies currently favored, or could reach different or negative conclusions regarding the benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medical or adult-use cannabis, which could adversely affect social acceptance of cannabis and the demand for our cannabis products.

Our products may be subject to recalls or returns for a variety of reasons, which could require us to expend significant management and capital resources.

Manufacturers and distributors of consumer goods products are sometimes subject to the recall or return of their products for a variety of reasons, including public health and public safety risks, product defects, such as contamination, adulteration, unintended harmful side effects or interactions with other substances, packaging safety, inadequate or inaccurate labelling disclosure or expiry. Although we have detailed procedures in place for testing our finished products, we have in the past undertaken, and may in the future undertake, product recalls and there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid product returns, recalls, regulatory action or lawsuits, whether frivolous or otherwise. If any of the products produced by us are recalled in the future due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. In addition, from time to time, we have had customers return our products alleging, among other things, contamination and failure to meet designated specifications as well as a result of the age of slow-moving products. As a result of any such recall or return, we may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall or return may require significant management attention, expose us to liabilities or damage our reputation and goodwill or that of our products or brands.

Additionally, product recalls and returns may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Any product recall affecting the cannabis industry more broadly, whether or not involving us, could also lead consumers to lose confidence in the safety and security of such products, including products sold by us.

We may be subject to product liability claims or regulatory action if our products are alleged to have caused significant loss, injury or death, which is exacerbated by the fact that cannabis use may increase the risk of certain serious health conditions.

As a manufacturer and distributor of products which are ingested or otherwise consumed by humans, we face the risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused loss, injury or death. We may be subject to these types of claims due to allegations that our products or the products we have sold caused or contributed to injury, illness or death, made false, misleading or impermissible claims, failed to include adequate labelling and instructions for use or failed to include adequate warnings concerning possible side effects or interactions with other substances. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could also occur. In addition, the manufacture, sale and distribution of cannabis products, like the manufacture, sale and distribution of any ingested or consumable product, involves a risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We may in the future have to recall certain of our cannabis products as a result of potential contamination and quality assurance concerns. A product liability claim or regulatory action against us could result in increased costs and could adversely affect our reputation and goodwill with our consumers. There can be no assurance that we will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in us becoming subject to significant liabilities that are uninsured and also could adversely affect our commercial arrangements with third parties.

Risks Related to Our Employees, Partners and Third Parties

We may seek to enter into extraction agreements, co-packing agreements, joint ventures, licensing arrangements or other relationships, or expand the scope of currently existing relationships, with third parties that we believe will have a beneficial impact on us, and there are risks that such strategic alliances or expansions of our currently existing relationships may not enhance our business in the desired manner.

We currently have, and may expand the scope of, and may in the future enter into, extraction agreements, supply agreement, co-packing agreements, tolling services, joint ventures, licensing arrangements or other relationships with third parties that we believe will complement or augment our existing business and create additional revenue streams, including leasing any unused or excess facility space to other licensed producers. Our ability to complete additional arrangements is dependent upon, and may be limited by, among other things, the availability of suitable candidates and capital. In addition, such third-party arrangements could present unforeseen integration obstacles or costs, may not enhance our business and may involve risks that could adversely affect us, including the investment of significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such relationships. Future third-party arrangements could result in the incurrence of debt, costs and contingent liabilities, cross-contamination, damage to our products or facilities and harm to our brand, and there can be no assurance that such future arrangements will achieve, or that our existing arrangements will continue to achieve, the expected benefits to our business or that we will be able to consummate future arrangements on satisfactory terms, or at all.

Our contracts with other licensed producers may expose us to additional costs and negatively impact our results of operations.

We derive a portion of our revenue from sales of cannabis flower and trim to other licensed producers in Canada. Our supply contracts with these other licensed producers contain provisions governing, among other things, the quality and THC-content of the cannabis supplied and the manner, time and place of such delivery. We have in the past experienced issues with such supply agreements, including legal disputes with respect to performance of such supply agreements. Issues with our contracts, including disagreements with our counterparties and any resulting publicity, and failure to comply with such agreements may have a material adverse impact on our results of operation and business. In addition, we are exposed to the credit risk of the licensed producers to which we sell. If any of our licensed producer-customers were to suffer financial difficulty, including bankruptcy, our business and liquidity may be materially adversely affected.

Usage of third-party transportation services can impact our financial performance.

In order for our customers to receive their product, we must rely on third-party transportation services. This can cause logistical problems with and delays in patients, government entities and private retailers obtaining their orders and cannot be directly controlled us. Any delay, theft, misappropriation or non-compliance with applicable laws by third party transportation services may adversely affect our financial performance.

Our success is dependent on our ability to attract or retain key personnel.

Our success is largely dependent on the performance of our management team and certain key employees, in particular our Chief Executive Officer, Zachary George and other members of our senior management team, as well as our ability to continue to attract, develop, motivate and retain highly qualified and skilled employees. Consequently, the loss of any of those individuals may have a substantial effect on our future success or failure. We do not currently maintain key-person insurance on the lives of any of our key employees. Experienced personnel in the cannabis industry, or personnel with other industry experience transferrable to the cannabis industry, are in high demand and competition for their talents is intense. As a result, we have incurred, and may incur in the future, significant costs to attract and retain employees. Although we have entered into employment agreements with all members of our senior management team, certain terms of those agreements may not be enforceable and, in any event, these agreements do not ensure the continued service of these individuals. Additionally, former employees may file lawsuits against us, which may be expensive to defend and could potentially result in adverse judgements against us. Any of the foregoing may materially and adversely affect our business, results of operations and liquidity.

Directors and certain key employees of a licensed producer must obtain and maintain a security clearance from Health Canada. There is no assurance that any of our existing directors or employees who presently or may in the future require a security clearance will be able to obtain or renew such clearances in a timely manner or at all, or that new personnel who require a security clearance will be able to obtain one.

Each director and certain key employees of a company that hold a licence for cultivation, processing or sale under the Cannabis Regulations is subject to the requirement to obtain and maintain a security clearance from Health Canada. Certain additional key personnel are also required to obtain and maintain a security clearance. Under the Cannabis Regulations, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. As of December 31, 2023, all of our directors and executive officers have obtained security clearance from Health Canada. There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances in a timely manner or at all, or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations or loss of our licences. In addition, if an individual in a key operational position leaves us, and we are unable to find a suitable replacement who is able to obtain a security clearance required by the Cannabis Act in a timely manner, or at all, we may not be able to conduct our operations at planned production volume levels or at all. Furthermore, the Cannabis Regulations require us to designate a qualified individual in charge who is responsible for supervising transactions with cannabis, which individual must meet certain educational and security clearance requirements. Moreover, depending on the activity, under current regulations, a qualified person in charge or an individual with security clearance must be physically present in a space where other individuals are conducting activities with cannabis. If our current designated qualified person in charge fails to maintain his security clearance, or if our current designated qualified person in charge leaves us and we are unable to find a suitable replacement who meets these requirements, we may no longer be able to conduct activities with respect to the cultivation, production or sale of cannabis.

We rely on third-party distributors to distribute our products, and those distributors may not perform their obligations.

We rely on third-party distributors, including provincial regulatory boards and private retailers to distribute our products, other than through our retail stores, and may in the future rely on other third parties, to distribute and sell our products to consumers. If these distributors do not successfully carry out their contractual duties, if there is a delay or interruption in the distribution of our products or if these third parties damage our products, it could negatively impact our revenue from product sales. Furthermore, any damage to our products, such as product spoilage, could expose us to potential product liability, damage our reputation and the reputation of our brands or otherwise harm our business and results of operations.

Third parties with whom we do business may perceive themselves as being exposed to reputational risk as a result of their relationship with us.

The parties with whom we do business, or would like to do business, may perceive that they are exposed to reputational risk as a result of our business activities relating to cannabis, which could hinder our ability to establish or maintain business relationships or raise capital. These perceptions relating to the cannabis industry may interfere with our relationship with service providers in Canada and other countries.

Risks Related to Our Investments

We may make investments into equity or debt securities of other companies, or provide credit to other companies, and we may not obtain the anticipated level of return on such investments, or any return at all.

We have made in the past, and intend in the future, to make investments into the equity or debt securities of other companies, including by subscribing to such companies’ common shares, preferred shares, convertible debt or other securities. We may also provide revolving or non-revolving credit facilities or other types of loans to other companies.

Any such investment will be subject to liquidity, market value, credit, interest rate, reinvestment and certain other risks, which will be increased if we invest in securities or instruments which are not investment grade assets. The companies that we invested into in the past have had, and companies we may invest into in the future may have, poor financial performance, liquidity and results of operations and high levels of leverage. These risks may be further increased to the extent that we invest into companies that are distressed or bankrupt, or into new, small companies with limited operating histories. Liquidity risks will be especially high if we invest in companies that are not publicly traded, the shares of which would be subject to legal and other restrictions on resale and which would otherwise be less liquid than publicly traded securities.

Non-investment grade assets are considered speculative in nature and, if such assets represent debt securities or credit instruments, they may become a defaulted obligation for a variety of reasons. If such debt securities or credit instruments become subject to either substantial workout negotiations or restructuring, this may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of principal, and a substantial change in the terms, conditions and covenants of such instruments. Such negotiations or restructuring may be quite extensive and protracted over time, which may detract the attention of our management from other matters and result in substantial uncertainty with respect to the ultimate recovery on the instrument. In the event of default, the liquidity of our investments may be limited, and to the extent that they are sold, it is highly unlikely that the proceeds from such sale will be equal to the amount of unpaid principal and interest thereon.

The fact that any debt securities or credit instruments may be secured does not guarantee that we will receive principal and interest payments according to their terms, or that we will be able to collect on such securities or instruments should we be forced to enforce our remedies. There is also a risk that the assets securing the securities or instruments may decrease in value over time, carry liabilities for which we may be responsible should we take possession of collateral, be impossible to transfer to us as a result of applicable laws and regulations (particularly in the case of cannabis-related assets), be difficult to appraise or liquidate and may fluctuate in value based upon the success of the borrowers’ business and market conditions, including as a result of the inability of such borrowers to raise additional capital or otherwise as a result of deterioration of its financial condition and prospects.

Credit we extend to other companies may contain provisions that allow loans we have made to be prepaid. In some cases, the prepayment of a loan may reduce our achievable yield if the capital returned cannot be invested in transactions with equal or greater expected yields, which could have a material adverse effect on our business, financial condition and results of operations.

If we invest in equity securities of other companies, such companies may never declare dividends, or may declare dividends in amounts insufficient to generate a return on our investment. As such, our only means to earn a return on our investment may be to sell the securities for a greater price than we paid for them, and there can be no assurance that we would be able to do so. The price of such securities may be volatile, and will be dependent on the business, financial position, results of operations and prospects of the company in which we invested, which would be beyond our control as we do not anticipate becoming a controlling shareholder in any such company, as well as factors beyond our control or the control of the company in which we invested, including, but not limited to, performance of the financial markets generally, investor perception of the company and its industry, and speculation about such company in the media, investor community or on the internet. The price of such securities will in all cases be subject to the risks similar to those facing our common shares and risks applicable to the business and securities of the company in which we may invest. Recent developments and volatility throughout the North American cannabis industry, including declines in prices of shares of cannabis companies, challenging access to capital, and mergers and acquisitions activity has in the past, and may in the future, adversely impact the value of our direct cannabis-related investments, as well as SunStream’s credit portfolio. In the event of liquidation of a company in which we invested, any interest we have in the company’s equity may be subordinate to the interests of holders of debt and preferred shares of the company, if any, and as a result, we may lose our entire investment in the event of liquidation. If the company in whose equity securities we invest is private or ceases to trade on a stock exchange by virtue of de-listing following inability to comply with requirements of such stock exchange or otherwise, the liquidity of our investment in equity securities may become limited or cease to exist, causing the value of our investment to decline or be eliminated. All the foregoing could cause us to fail to realize the expected or any return on our investment in equity securities of another company.

If any of our investments provide for the payment of a royalty to us, then part of the value of our investment will be dependent on the ability of the company in which we invested to effectively maintain and grow sales of the products subject to such royalty. Such company’s ability to do so will be subject to the risks applicable to its business and there can be no assurance that such company will achieve the revenue targets required to trigger royalty payments in the near-term or at all. Should the company be unable to maintain or grow sales of its products, we may not be able to realize all or any anticipated revenues from any royalty arrangements.

Any investment we make will be subject to the risks applicable to the business, securities and operations of the company in which we invested, which, if such company is public, will be disclosed in the company’s filings with securities regulators in the applicable jurisdiction. You should read the disclosure of any such risks in the company’s filings to assess the risk profile to which our investments may be subject.

In some circumstances, particularly in connection with an investment in distressed or bankrupt companies, we may be required to bear certain extraordinary expenses, including legal, accounting, valuation and transaction expenses, in order to protect or recover our investments.

Any of the foregoing could cause us not to realize all or any of the anticipated benefits of our investments and may result in our taking an impairment charge related to such investments, which may materially adversely affect our financial position, results of operations and prospects. All of our investment decisions will be subject to our discretion, and you will not be able to influence investment decisions with which you might disagree.

Our joint venture interest in SunStream is subject to certain risks associated with the conduct of joint ventures.

Our joint venture interest in SunStream is subject to the risks normally associated with the conduct of joint ventures, including: (i) disagreement with SAF Group about the strategy, financing or operations of SunStream; (ii) that SAF Group may not comply with the underlying agreements governing the joint venture and may fail to meet its obligations thereunder; (iii) that SAF Group may at any time have economic or business interests or goals that are, or become, inconsistent with our interests or goals; (iv) the possibility that SAF Group may become insolvent; and (v) the possibility of litigation with SAF Group.

We may not realize all or any of the anticipated returns on our joint venture interest in SunStream, or any return at all.

SunStream is intended to leverage our strategic, financial and operational partnership with SAF Group to target asymmetrically enhanced risk-return opportunities in the cannabis industry to provide exposure to a portfolio of financial services and instruments. The profitability of SunStream, and, therefore, the return we realize on our investment in it, is dependent on SunStream’s ability to effectively execute its business strategy, which is subject to risks affecting its planned business, which include, but are not limited to: economic recessions or downturns and global economic, political and market conditions (including as a result of global cross-border conflicts that arise); volatility, disruption and instability of the capital markets generally and the cannabis industry in particular; changes in interest rates; competition for business opportunities; the qualities of SunStream’s investment advisor’s investment expertise and the ability of such advisor to deploy its expertise in the financial services process and maintain referral and other relationships that generate business opportunities; regulations applicable to SunStream (and any adverse changes therein) and the regulations applicable to SunStream’s portfolio; and the ability of SunStream to generate returns on its business ventures, which include, but are not limited to, such other risks as are described under this section.

Cannabis remains illegal under U.S. federal law. Strict enforcement of federal laws regarding cannabis is a significant risk that would likely result in SunStream’s inability to execute its business plan, and may subject us to significant civil or criminal liability and other adverse consequences.

In the United States, despite cannabis having been legalized for medical use or adult use in a number of states, cannabis and cannabis products, other than hemp and certain hemp-derived products, such as CBD, continue to be categorized at the federal level as a Schedule I controlled substance under the CSA. The U.S. Supreme Court has ruled that the federal government has the authority to regulate and criminalize the sale, possession and use of cannabis, even for individual medical purposes, regardless of whether it is legal under state law. The U.S. government has not enforced the CSA or related federal laws related to cannabis against companies complying with state cannabis law and their vendors for over seven years, but there can be no assurance that this will continue. Accordingly, there can be no assurance that the portfolio companies to which SunStream provided financial services will not be prosecuted under the CSA or other federal laws for their cannabis-related activities. If SunStream’s portfolio companies were so prosecuted, it would have a material adverse effect on our business, financial condition and operations as a result of our interest in SunStream. There is also no assurance that third party service providers with whom we work could suspend or withdraw services due to SunStream’s involvement in the U.S. cannabis industry, which could have a material adverse effect on our business, financial condition and operations.

Moreover, individuals and entities may violate federal law if they aid and abet another in violating the CSA, or conspire with another to violate the law, and violating the CSA is a predicate for certain other crimes, including money laundering laws and the Racketeer Influenced and Corrupt Organizations Act. To the extent that any of SunStream’s portfolio companies are found to violate the CSA, there can be no assurance that SunStream and/or SNDL would not be found to be in violation of the CSA, money laundering, racketeering or similar laws for financing such companies. If SunStream and/or SNDL are found to violate such laws, it could lead to arrests, criminal charges, forfeiture of property, significant fines and penalties, disgorgement of profits, administrative sanctions, criminal convictions and cessation of business activities, as well as civil liabilities arising from proceedings initiated by either the U.S. government or private citizens, all of which would materially adversely affect our business, financial condition, results of operations and reputation.

We are subject to the risk of possibly becoming an investment company under the U.S. Investment Company Act.

To the extent we hold or acquire equity or debt securities of other companies, or were to be viewed as holding ourselves out or conducting our affairs so as to become an investment company, we run the risk of inadvertently becoming an “investment company” under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), which may require us to register as an investment company under the Investment Company Act. Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.

As a company primarily engaged in the businesses of (i) retailing wines, beers and spirits; (ii) operating and supporting corporate owned and franchised retail cannabis stores in Canadian jurisdictions where the private sale of adult-use cannabis is permitted; (iii) producing, distributing, and selling cannabis in Canada; (iv) deploying capital to direct and indirect financing opportunities and partnerships throughout the global cannabis industry; and (v) deploying capital to opportunities in the global cannabis industry, we believe that we are not an investment company under the Investment Company Act. Since we do not believe that we can operate our businesses if we were required to register as an investment company under the Investment Company Act, we may structure our transactions accordingly. Specifically, we may avoid otherwise attractive opportunities which may be available to us, or we may avoid otherwise economically desirable transactions. We may also be compelled to dispose of assets at a time and on a basis that may not be advantageous to us.

In addition, adverse developments with respect to our ownership of certain of current or future assets, including significant appreciation or depreciation in the market value of certain publicly traded holdings, could result in us inadvertently becoming an investment company. If we were to become an investment company without registering, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period it was established that we were an unregistered investment company.

Risks Related to our Acquisitions

We may not be able to successfully identify and execute future acquisitions or dispositions or to successfully manage the impacts of such transactions on our operations.

We have in the past, and may in the future, seek strategic acquisitions. Our ability to identify and consummate any future potential acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all. Any such activities may require, among other things, various regulatory approvals, licences and permits and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all. Acquisitions, including our recent acquisition of Valens, may expose us to additional risks including: difficulties in integrating administrative, financial reporting, operational and information systems; difficulties in managing newly acquired operations and improving their operating efficiency; difficulties in maintaining uniform standards, controls, procedures and policies through all our operations; difficulties entering into markets in which we have little or no direct experience; difficulties in retaining key employees of the acquired operations; and disruptions to our ongoing business. In addition, future acquisitions could result in the incurrence of additional debt, costs, and contingent liabilities. In the past, we have incurred substantial goodwill impairments related to prior acquisitions. We may also incur costs for and divert management attention to potential acquisitions that are never consummated. For acquisitions that are consummated, expected synergies may not materialize.

We face integration and liability risks in connection with our acquisition strategy, some of which may be unforeseen by us.

Our acquisitions are completed with the expectation that the successful completion of such acquisition will result in increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the integration of the acquired entity. These anticipated benefits will depend in part on whether the acquired entity’s operations can be integrated in an efficient and effective manner. Management may face challenges incorporating the systems and personnel of an acquired entity, such as Valens, including possible unanticipated liabilities, unanticipated costs, the loss of key employees and commercial relationships, the need to revisit assumptions about future revenues, capital expenditures and operating costs, including synergies, and the need to address unanticipated liabilities. As a result of these factors, it is possible that the synergies expected from the combination of our business and that of an acquired entity will not be realized. In addition, integration efforts require substantial management attention and could detract attention from our day-to-day business.

Despite any diligence we may perform on an acquisition target, we may not fully appreciate, understand or fully anticipate the extent of the risks associated with a target business and the acquisition and integration. Even if we have the benefit of indemnification provisions, escrow funds and/or insurance policies in connection with an acquisition agreement, our exercise of due diligence and risk mitigation strategies may not anticipate or mitigate the full risks of the acquisition and the associated costs. As a result of an acquisition, we will incur the liabilities of the target, including, but not limited to, matters related to litigation, regulation, the environment or otherwise, some or all of which may be unforeseen by us. We may not be able to contain or control the costs associated with unanticipated risks or liabilities, which could materially and adversely affect our business, liquidity, capital resources or results of operations.

The foregoing risks could be exacerbated, and new risks to our company, some or all of which we may be unable to foresee, may arise, if we acquire businesses engaged in other business lines, such as alcohol retail, even if the new business lines are ancillary or related to our current business.

Our inability to manage growth effectively could have an adverse effect on our business and financial results.

We recently experienced significant growth in our operations and employee base as a result of several acquisitions, and we may experience acquisition-related and organic growth in the future. We will need to continue to improve our internal systems to address recent and anticipated growth of our business, which we may not be able to do effectively or on a timely basis in order to meet our current growth targets. Our inability to execute our growth strategy, to ensure the continued adequacy of our current systems or to manage our expansion, workforce capital and other resources effectively could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Risks Related to Our Jurisdiction of Incorporation and foreign private issuer status

We are incorporated in the Province of Alberta and enforcement of actions may be difficult.

We are incorporated under the laws of the Province of Alberta and our head office is located in the Province of Alberta. The majority of our directors and officers named in this AIF are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets and our assets are located outside the United States. Consequently, it may be difficult for investors in the United States to bring an action against such directors or officers or to enforce against those persons or us a judgement obtained in a United States court predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the United States.

We are a foreign private issuer and intend to take advantage of less frequent and detailed reporting obligations.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we are not required to file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we will have more time than U.S. domestic companies after the end of each fiscal year to file our annual report with the SEC and will not be required under the Exchange Act to file quarterly reports with the SEC.

In addition, as a foreign private issuer listed on Nasdaq, we have the option to elect to follow certain “home country” corporate governance practices, instead of the Nasdaq requirements that would otherwise be applicable provided that we disclose the requirements we are electing not to follow and describe the Canadian practices we follow instead. We have elected to follow Canadian practices with regard to certain corporate governance matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

We may in the future lose our foreign private issuer status.

We may in the future lose our foreign private issuer status if a majority of our shares are held in the United States and if: (i) a majority of either our directors or executive officers, considered as separate groups, are either U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. If we are not a foreign private issuer, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on the Nasdaq that are available to foreign private issuers. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer.

General Risks

Our business and financial results could be adversely affected by a number of global conditions which are outside our control.

Certain global conditions which are outside our control, such as economic and geopolitical conditions, acts of violence or war, natural disasters or extreme weather events and global pandemics, could have an adverse effect on our business. There can be no certainty as to the future impact of such events on the economies and industries in which we operate or on our business and we may again experience such impacts in the future, and may also experience, among other things, short- or long-term facility, retail store and other operational disruptions and closures, production delays and reductions, inability to timely obtain and renew any necessary regulatory permits or licences, and adverse impacts on consumer demand for our products, any of which could materially adversely affect our business, financial condition and results of operations.

In addition, economic conditions have created, and may continue to create, volatility, uncertainty and economic disruption. The global economy has entered into a period of inflation, higher interest rates and slower economic growth and some regions may experience a recessionary period and we cannot predict how long such conditions may last or what their ultimate impact may be on our business. Global economic conditions may adversely affect our liquidity and financial condition, increase the cost of borrowing and cause credit to become more limited and less available, limit our ability to access financing or increase our cost of financing to meet liquidity needs, all of which could have a material adverse effect on our business, financial condition, financial performance and cash flows. Changes in the general level of economic activity, such as decreases in consumer spending, could result in pricing pressure on our products and a decrease in demand for our services, which would reduce our revenue. Acts of violence or war, including global cross-border conflicts such as the Russia-Ukraine conflict, may adversely affect worldwide financial markets and could potentially lead to, or exacerbate, an economic recession, which could adversely affect our business, financial performance, financial condition and cash flows.

Further, the risk of cybersecurity incidents has increased in connection with the ongoing Russia-Ukraine conflict. It is possible that these attacks could have collateral effects on critical communications infrastructure and financial institutions globally, which could adversely affect our operations and could increase the frequency and severity of cyber-based attacks against our information technology systems. The proliferation of malware from the conflict into systems unrelated to the conflict, or cyberattacks against companies based in countries that have instituted sanctions against Russia and Belarus, such as Canada, could also adversely affect our results of operations. To the extent the current conflict between Russia and Ukraine adversely affects our business, it may also have the effect of heightening many other risks disclosed in this AIF.

We may not be able to obtain adequate insurance coverage in respect of the risks we and our business face, the premiums for such insurance may not continue to be commercially justifiable or there may be coverage limitations and other exclusions which may result in such insurance not being sufficient to cover potential liabilities that we face.

We currently have insurance coverage, including product liability, business interruption and property insurance, protecting many, but not all, of our assets and operations. Our insurance coverage is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities, including potential litigation and product liability claims, or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, we may be exposed to material uninsured liabilities that could impede our liquidity, profitability or solvency.

We may be subject to risks related to the protection and enforcement of our intellectual property rights, or intellectual property we licence from others, and may become subject to allegations that we or our licensors are in violation of intellectual property rights of third parties.

The ownership, licensing and protection of trademarks and other intellectual property rights are significant aspects of our future success.

It is possible that we will not be able to make non-provisional applications, register, maintain registration for or enforce all of our intellectual property, including trademarks, in all key jurisdictions. The intellectual property registration process can be expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable intellectual property applications at a reasonable cost or in a timely manner or may obtain intellectual property registrations which are invalid. Further, changes in either intellectual property laws or interpretation of intellectual property laws in Canada, and other countries may diminish the value of our intellectual property rights or narrow the scope of our intellectual property protection. As a result, our current or future intellectual property portfolio may not provide us with sufficient rights to protect our business, including our products, processes and brands.

Termination or limitation of the scope of any intellectual property licence may restrict or delay or eliminate our ability to develop and commercialize our products, which could adversely affect our business. We cannot guarantee that any third-party technology we licence will not be unenforceable or licensed to our competitors or used by others. In the future, we may need to obtain licences, renew existing licence agreements in place at such time or otherwise replace existing technology. We are unable to predict whether these licence agreements can be obtained or renewed, or the technology can be replaced on acceptable terms, or at all.

Unauthorized parties may attempt to replicate or otherwise obtain and use our products, brands and technology. Policing the unauthorized use of our current or future trademarks, patents or other intellectual property rights could be difficult, expensive, time consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying the unauthorized use of intellectual property rights is difficult as we may be unable to effectively monitor and evaluate the products being distributed by our competitors, including parties such as unlicensed dispensaries and black-market participants, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of our trademarks or other intellectual property rights or other proprietary know-how, or those we licence from others, or arrangements or agreements seeking to protect the same for our benefit, may be found invalid, unenforceable, anti-competitive or not infringed; may be interpreted narrowly; or could put existing intellectual property applications at risk of not being issued.

In addition, other parties may claim that our products, or those we licence from others, infringe on their intellectual property, including their proprietary or patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources and legal fees, result in injunctions or temporary restraining orders or require the payment of damages. As well, we may need to obtain licences from third parties who allege that we have infringed on their lawful rights. Such licences may not be available on terms acceptable to us, or at all. In addition, we may not be able to obtain or utilize on terms that are favorable to us, or at all, licences or other rights with respect to intellectual property that we do not own. In the event that we licence our intellectual property to a third party, including a third-party manufacturer, such third party could misappropriate our intellectual property or otherwise violate the terms of our licence. If any of the foregoing events were to occur, it could have a material adverse effect on our business, results of operations and financial condition.

We also rely on certain trade secrets, technical know-how and proprietary information that are not protected by patents to maintain our competitive position. Our trade secrets, technical know-how and proprietary information, which are not protected by patents, may become known to or be independently developed by competitors.

We may be subject to risks related to our information technology systems, including the risk that we may be the subject of a cyberattack.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”), services in connection with our operations. Our operations depend, in part, on how well we and our vendors protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism or theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment and IT systems and software, as well as preemptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact us.

We may be subject to cyber security risks or other breaches of IT security intended to obtain unauthorized access to our proprietary information or the information of our customers and consumers, destroy data or disable, degrade, hold for ransom, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our IT could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, including the shutdown of certain of our facilities or retail stores among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violations of privacy and other laws, litigation, regulatory enforcement actions and penalties, indemnity obligations, remediation and restoration costs, increased costs to maintain our systems and other possible liabilities. Cyber-security breaches, ransomware attacks, or failures of our information technology systems could have a material adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.

Risks Related to Our Common Shares

The price of our common shares in public markets has experienced and may in the future experience extreme volatility and you may lose some or all of your investment in our common shares as a result.

The price of our common shares has experienced significant volatility since the time of our listing on the Nasdaq Global Select Market, sometimes in the absence of a recent change in our financial condition or results of operations, such as our earnings, revenues, or other measure of company value, such that increases in our share price have at times been significantly inconsistent with improvement in the actual or expected indicators of the value of the Company.

The market price for our common shares has been and may in the future continue to be extremely volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to us; (iv) the addition or departure of our executive officers and other key personnel; (v) the release or expiration of lock-up or other transfer restrictions on our common shares; (vi) sales or perceived sales, or expectation of future sales, of our common shares or instruments convertible or exercisable for our common shares; (vii) significant dispositions, acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (viii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets; (ix) trading activity by investors which is not motivated by or commensurate with changes in the actual or expected indicators of the value of our Company; (x) speculation in the press, in the investment community, or on the internet, including on online forums and social media, about our Company, our industry or our securities; (xi) anticipated or pending investigations, proceedings, or litigation that involve or affect us, other companies in our industry, or other companies that investors deem comparable to us; and (xii) the occurrence of any other risk identified in the risk factors included in our filings with the Securities and Exchange Commission or the Canadian securities regulators.

Financial markets have experienced significant price and volume fluctuations which have affected the market prices of equity securities of public entities. Companies in the cannabis sector have also experienced extreme volatility in their trading prices. In many cases, these fluctuations, and the effect that they have on market prices, have been unrelated to the operating performance, underlying asset values or prospects of such entities. For example, certain companies, including ours, have recently experienced extreme volatility and increases in share price due to trading activity by retail investors which was motivated primarily by a desire to influence the financial performance of hedge funds, rather than changes in actual or expected value of the companies subject to trading activity. Accordingly, the market price of our common shares may decline rapidly and substantially even if our operating results or prospects have not changed.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed not to be temporary, which may result in impairment losses to us. Furthermore, certain investors may base their investment decisions on considerations of our environmental, governance and social practices of our industry as a whole, and our performance in these areas against such institutions’ respective investment guidelines and criteria. The failure to satisfy such criteria may result in limited or no investment in our common shares by those institutions, which could materially adversely affect the trading price of our common shares. There can be no assurance that continuing fluctuations in the price and volume of equity securities will not occur and affect the trading price of our common shares.

Since we have never paid, and, for the foreseeable future, do not anticipate paying, dividends to holders of our common shares, your only means of receiving any return on an investment in our common shares may be to sell our shares for a price greater than that which you paid for them. Any of the foregoing risks may prevent you from doing so in the foreseeable future or at all, and you may lose some or all of your investment. In addition, there can be no assurance that trading volumes will not decline, perhaps rapidly and substantially, limiting your ability to sell our common shares and make a return on your investment on your desired timeline or at all.

The risk that you fail to resell our common shares at a price greater than you paid for them and lose some or all of your investment as a result will be further exacerbated if our shares experience a “short squeeze” and you purchase shares during a short squeeze.

Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of our common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of such common shares. Those repurchases may, in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This phenomenon is often referred to as a “short squeeze”. A short squeeze could lead to or exacerbate volatile price movements in our common shares that are not directly correlated to the performance or prospects of our Company. Once investors purchase the shares necessary to cover their short position, our share price will likely decline rapidly and substantially relative to its levels during the short squeeze, and may not return to levels at or above those during the short squeeze for a long time or at all. As a result, if you purchase our shares during a short squeeze, you will be at an increased risk of failing to sell our shares at a price greater than what you paid for them and losing some or all of your investment. While we currently have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not in the future be a target of a short squeeze, and you may lose a significant portion or all of your investment if you purchase our shares at a price that is significantly disconnected from the underlying value of our Company.

We may sell a substantial number of our common shares in the public market at any time. Such sales or the perception that they may occur could cause the market price of our common shares to drop significantly, even if our business is doing well.

We have in the past, and may in the future, sell a substantial number of our common shares, or securities convertible or exercisable into our common shares, in the public market at any time, without approval of existing shareholders, which we are not required to obtain under our articles. Such sales, or the perception in the market that they may occur, could reduce the market price of our common shares rapidly and substantially. Accordingly, you may become unable to resell our shares at a price greater than you paid for them for a long time or at all, and may lose some or all of your investment. The foregoing could also impair our ability to raise capital through the sale of additional equity securities.

Holders of our common shares may be subject to dilution resulting from future offerings of securities, the conversion or exercise, as applicable, of our outstanding warrants and the issuance of equity-based compensation by us.

We may raise additional funds in the future pursuant to a registration statement or otherwise, by issuing common shares, or securities exercisable or convertible into common shares, including preferred shares, warrants, rights or units comprising two or more of the foregoing securities. Holders of our common shares do not have pre-emptive rights in connection with such further issuances. Our board of directors has the discretion to determine if an issuance of securities is warranted, the price at which such issuance is effected and the other terms of any such future issuance. In addition, additional common shares may be issued by us in connection with the exercise of options and exchange of restricted share units (“RSUs”) and deferred share units (“DSUs”) granted by us or as part of an employee compensation plan or agreement, as well as in connection with warrants we previously issued to certain investors, which are subject to customary anti-dilution protections and certain other adjustments contained in such instruments. Such additional equity issuances have in the past, and could in the future, depending on the price at which such securities are issued, substantially dilute the interests of the holders of our common shares.

If we fail to meet applicable listing requirements, Nasdaq may delist our common shares from trading, in which case the liquidity and market price of our common shares could decline.

Our common shares are listed on the Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other requirements including, without limitation, a requirement that our closing bid price be at least US$1.00 per share. We were first notified by the Listing Qualifications Department of the Nasdaq that the closing bid price of our common shares did not meet the minimum bid price of US$1.00 per share on May 12, 2020. Subsequent to this notification, we transferred our listing from the Nasdaq Global Select Market to the Nasdaq Capital Market in order to take advantage of an additional period of time to comply with the minimum bid price requirement, and regained compliance with the requirement on February 12, 2021.

On August 9, 2021, we were again notified by the Listing Qualifications Department of the Nasdaq that the closing bid price of our common shares for the last 30 consecutive business days from June 25, 2021 to August 6, 2021 did not meet the minimum bid price of US$1.00 per share as set forth in the minimum bid requirement. At that time, we had until February 7, 2022, to regain compliance with the minimum bid requirement. On February 8, 2022, we received a 180-day extension to regain compliance with the minimum bid requirement. As a result, we had until August 8, 2022 to regain compliance with the minimum bid requirement. On July 25, 2022, immediately following the shareholder approval, the board of directors determined to affect a share consolidation on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The share consolidation took effect on July 25, 2022, and the common shares began trading on Nasdaq on a post-consolidation basis beginning on July 26, 2022.

On August 9, 2022, we were notified by Nasdaq that we had regained compliance with the minimum bid requirement as the bid price for our common shares closed at or above US$1.00 per share for the 10 consecutive business days between July 26, 2022 and August 8, 2022.

If we fail to maintain compliance with the minimum bid price rule or fail to maintain compliance with any other applicable Nasdaq continued listing requirements, Nasdaq may determine to delist our common stock, at which time our common stock would be quoted on the over-the-counter markets. If we fail to comply with the applicable listing standards and Nasdaq delists our common shares, we and our shareholders could face significant material adverse consequences, including:

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a limited availability of market quotations for our common shares;
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reduced liquidity for our common shares;
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a determination that our common shares are “penny stock”, which would require brokers trading in our common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common shares;
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a limited amount of news about us and analyst coverage of us; and
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a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

We cannot assure you that we will be able to maintain compliance with the continued listing standards of Nasdaq in the future.

Any equity securities we issue will be subordinate to our future indebtedness, if any, and any common shares we issue will be subordinate to any preferred shares we issue.

Common shares are equity interests in our Company and do not constitute indebtedness. As such, our common shares will rank junior to our future indebtedness, if any, and other non-equity claims on our Company with respect to assets available to satisfy claims on our Company, including in a liquidation of our Company. Additionally, our board of directors is authorized to issue series of preferred shares without any action on the part of shareholders of our common shares. Holders of our common shares are subject to the prior dividend, liquidation preferences, terms of redemption, conversion rights and voting rights, if any, of any holders of our preferred shares or depositary shares representing such preferred shares then outstanding.

Ownership of our common shares may be considered unlawful in some jurisdictions and holders of our common shares may consequently be subject to liability in such jurisdictions.

Cannabis-related financial transactions, including investment in the securities of cannabis companies and receipt of any associated benefits, such as dividends, are currently subject to anti-money laundering and a variety of other laws that vary by jurisdiction, many of which are unsettled and still developing. While the interpretations of these laws are unclear, in some jurisdictions, financial benefit directly or indirectly arising from conduct that would be considered unlawful in such jurisdiction may be viewed to be within the purview of these laws, and persons receiving any such benefit, including investors in an applicable jurisdiction, may be subject to liability under such laws. Each prospective investor should therefore contact his, her or its own legal advisor regarding the ownership of our common shares and any related potential liability.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our share price and trading volume could decline.

The trading market for our common shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

Our articles permit us to issue an unlimited number of common shares without additional shareholder approval.

Our articles permit the issuance of an unlimited number of common shares, and shareholders will have no pre-emptive rights in connection with such further issuance. Additional issuances of our securities may involve the issuance of a significant number of common shares at prices less than the current market price for the common shares. Issuances of substantial numbers of common shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our common shares. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to security holders.

It is not anticipated that any regular dividends will be paid to holders of our common shares for the foreseeable future.

No dividends on our common shares have been paid to date. We anticipate that, for the foreseeable future, we will retain future earnings and other cash resources for the operation and development of our business. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our earnings, operating results, financial condition and current and anticipated cash needs. In addition, our ability to pay cash dividends on our common shares is limited by the terms of our financing arrangements. As a result, investors may not receive any return on an investment in our common shares unless they are able to sell their shares for a price greater than that which such investors paid for them.

Our by-laws, and certain Canadian legislation, contain provisions that may have the effect of delaying or preventing a change in control.

Certain provisions of our by-laws, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our common shares. For instance, our by-laws contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings. A non-Canadian must file an application for review with the minister responsible for the Investment Canada Act (Canada) and obtain approval of the minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act (Canada), where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations either under the laws of Canada or Alberta, or in our articles on the rights of non-Canadians to hold or vote our common shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders.

Our by-laws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit investors’ ability to obtain a favorable judicial forum for disputes with us.

We have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the Alberta Court of Queen’s Bench of the Province of Alberta, Canada and appellate Courts therefrom (or, failing such Court, any other “court” as defined in the ABCA, having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the ABCA or our restated articles or by-laws; or (4) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the ABCA), provided that the by-law does not apply to any action brought to enforce any liability or duty created by the Exchange Act or the Securities Act, including the respective rules and regulations promulgated thereunder, or any other claim under U.S. securities law for which the United States federal or state courts have exclusive jurisdiction. Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Alberta and to service of process on their counsel in any foreign action initiated in violation of our by-law. Therefore, it may not be possible for securityholders to litigate any action relating to the foregoing matters outside of the Province of Alberta.

Our forum selection by-law seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. While forum selection clauses in corporate charters and by-laws are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, they are untested in Canada. It is possible that the validity of our forum selection by-law could be challenged and that a court could rule that such by-law is inapplicable or unenforceable. If a court were to find our forum selection by-law inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our common shares.

We require and hold various government licences to operate our business, which would not necessarily continue to apply to an acquiror of our business following a change of control. In addition, our directors, officers and certain other personnel are required to obtain, and maintain, security clearances from Health Canada. These licensing and security clearance requirements could impede a merger, amalgamation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer for our common shares, which, under certain circumstances, could reduce the market price of our common shares.

There is a significant risk that we may be treated as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, there is a significant risk that we may be treated as a passive foreign investment company (“PFIC”) for the taxable year ending December 31, 2023, and we can make no assurances in this regard with respect to the current taxable year or any future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets, from time to time. Specifically, for any taxable year, we will be classified as a PFIC for U.S. federal income tax purposes if either: (i) 75% or more of our gross income in that taxable year is passive income, or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income is at least 50%. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions, but does not include active business gains arising from the sale of certain commodities. The calculation of the value of our assets is expected to be based, in part, on the quarterly market value of our shares, which is subject to change.

If we are or were to become a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. investors. For example, if we are a PFIC, U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. If we are a PFIC in 2023 or any other tax year in which a U.S. investor owns common shares, the U.S. federal income tax consequences to a U.S. investor of the purchase of common shares and the acquisition, ownership, and disposition of common shares will depend on whether such U.S. investor makes a “qualified electing fund” or “QEF” election under Section 1295 of the

Internal Revenue Code of 1986, as amended (the “Code” and such election, a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to common shares. U.S. investors should consult their tax advisor concerning the U.S. federal income tax consequences of holding and disposing shares of a PFIC, including the possibility of making any election that may be available under the PFIC rules which may mitigate the adverse U.S. federal income tax consequences of holding shares of a PFIC.

The New Warrants, the 2020 Series A Warrants and the New Investor Warrants have certain terms which may impede a takeover or similar transaction, which, under certain circumstances, could reduce the market price of our common shares.

The outstanding warrants issued pursuant to a securities purchase agreement, dated June 5, 2020 (the “New Investor Warrants”), the Series A warrants issued in connection with a unit offering on August 18, 2020 (the “2020 Series A Warrants”) and the warrants issued pursuant to the warrant exercise agreement dated February 19, 2021 (the “New Warrants”) prohibit us from engaging in Fundamental Transactions (as defined in such instruments), including specified transactions related to Change of Control (as defined in such instruments), unless the successor entity assumes all of our obligations under such instruments under a written agreement in form and substance satisfactory to, and approved by, the holder thereof. These restrictions could impede a merger, amalgamation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer for our common shares, which, under certain circumstances, could reduce the market price of our common shares.

DIVIDENDS AND DISTRIBUTIONS

We have never paid dividends on our common shares. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. As such, we do not intend to declare or pay cash dividends on our common shares in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our earnings, operating results, financial condition and current and anticipated cash needs. Our future ability to pay cash dividends on our common shares may be limited by the terms of any then-outstanding debt or preferred securities.

DESCRIPTION OF CAPITAL STRUCTURE

GENERAL DESCRIPTION

The Company is authorized to issue an unlimited number of common shares, no par value, and an unlimited number of preferred shares, issuable in series. The following is a description of the rights, privileges, restrictions and conditions attaching to the share capital of the Company. As at March 20, 2024, there were 263,083,790 common shares issued and outstanding. There are no preferred shares outstanding.

Common shares

The holders of common shares are entitled to attend and vote at all meetings of the shareholders of the Company. Subject to the rights, privileges, restrictions and conditions attaching to any other class of our shares, the holders of the common shares are entitled to share equally in such of our property as is distributable to the holders of common shares, and to receive notice of and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote. The holders of common shares are entitled to receive any dividend declared by the Company on the common shares, provided that we shall be entitled to declare dividends on any other classes of shares without being obliged to declare dividends on the common shares.

Preferred shares

Each series of preferred shares shall consist of such number of shares and having such designations, rights, privileges, restrictions and conditions as may be determined by our board of directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares. With respect to the payment of dividends and distribution of assets or the return of capital in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the preferred shares are entitled to preference over the common shares.

The issuance of preferred shares and the terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to the holders of the common shares or adversely affect the rights and powers of the holders of the common shares without any further vote or action by the holders of the common shares. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third-party to acquire a majority of our outstanding common shares and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our common shares.

We have no current intention to issue any preferred shares.

MARKET FOR SECURITIES

Trading price and volume

The common shares are listed and posted for trading on the Nasdaq under the symbol “SNDL”. The following sets forth the price range and trading volume of the common shares on the Nasdaq, as reported by the Nasdaq, for the year ended December 31, 2023.

		Price Range
	Volume (000s)	High (US$)	Low (US$)
January	60,775	2.45	2.05
February	74,802	2.48	1.86
March	80,264	1.92	1.45
April	49,141	1.63	1.29
May	71,732	1.98	1.42
June	50,431	1.52	1.25
July	62,334	1.67	1.32
August	105,507	1.90	1.43
September	143,506	2.36	1.72
October	54,464	1.90	1.31
November	57,908	1.61	1.35
December	72,529	1.71	1.40

prior sales

During the year ended December 31, 2023, the Company issued the following securities, which are convertible into common shares but are not listed or quoted on a marketplace:

Date of issuance	Type of security issued	Number of common shares issuable upon exercise	Exercise price per common share
February 1, 2023	Restricted share units	3,263,513	N/A
February 27, 2023	Restricted share units	4,572,979	N/A
March 15, 2023	Deferred share units	153,343	N/A
June 15, 2023	Deferred share units	223,561	N/A
July 27, 2023	Restricted share units	2,265,177	N/A
August 16, 2023	Restricted share units	143,042	N/A
August 31, 2023	Restricted share units	3,333	N/A
September 15, 2023	Deferred share units	126,803	N/A
December 15, 2023	Deferred share units	186,243	N/A
December 31, 2023	Restricted share units	11,184	N/A

The Company inherited 1,317,837 stock options previously awarded by Valens with a weighted average exercise price of US$17.63 in the Valens Transaction.

No simple warrants, performance warrants or stock options were issued during the year ended December 31, 2023.

ESCROWED SECURITIES

As of December 31, 2023 there were 10,227 common shares that remain in escrow from the Valens Transaction.

DIRECTORS AND OFFICERS

NAME, OCCUPATION AND SECURITY HOLDING

The following table sets forth certain information regarding our directors and executive officers as of the date of this AIF. The terms of office of each of our directors expires on the date of the next annual meeting of our shareholders. The business address for our directors and executive officers is c/o SNDL Inc., #300, 919 – 11 Avenue SW, Calgary, Alberta, Canada T2R 1P3.

Name, Province or State and Country of Residence	Age	Position/Title
Zachary George	46	Chief Executive Officer and Director
Connecticut, USA

Alberto Paredero Quiros	51	Chief Financial Officer
Miami, Florida

Ryan Hellard	35	Chief Strategy Officer
British Columbia, Canada

Tyler Robson	35	President, Cannabis
British Columbia, Canada

Tank Vander	46	President, Liquor Retail
Alberta, Canada

Marcie Kiziak	44	President, Cannabis Retail
Alberta, Canada

Matthew Husson	43	General Counsel & Corporate Secretary
Toronto, Ontario

Greg Mills (1)(4)	61	Non-Executive Chairman and Director
Ontario, Canada

Gregory Turnbull (1)(2)(4)	69	Director
Alberta, Canada

Bryan Pinney (1)(2)(3)	71	Director
Alberta, Canada

Lori Ell (1)(2)(3)	57	Director
Alberta, Canada

Frank Krasovec (1)(3)(4)	79	Director
Texas, USA

(1)
Independent director for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “NI 58-101”), of the Canadian Securities Administrators and the Nasdaq Stock Market Rules (the “Nasdaq Rules”).
(2)
Audit committee member.
(3)
Compensation committee member.
(4)
Nominating and corporate governance committee member.

The previous term of the current directors of the Company expired at the conclusion of the annual meeting of the shareholders held on July 27, 2023 (the “2023 Shareholder Meeting”), excluding the new director elected at the 2023 Shareholder Meeting. All of the directors noted above were re-elected, with the exception of Frank Krasovec as a newly elected director, and their terms will expire at the conclusion of the next annual meeting of shareholders.

As of December 31, 2023, the directors and executive officers of the Company, as a group, directly or indirectly, beneficially owned or held control or direction over 1,483,734 common shares representing approximately 0.01% of the issued and outstanding common shares.

Biographical Information Regarding Our Directors and Executive Officers

Zachary George – Chief Executive Officer and Director

Mr. George joined SNDL as director in November 2019 and was appointed Chief Executive Officer in January 2020. Mr. George has spent more than 15 years evaluating catalyst-based investment opportunities across the capital structure of North American companies with a focus on real assets. Mr. George has worked in a management capacity, including as a chief executive officer, with numerous corporate boards to turn around operations, affect corporate action and implement governance policies to maximize shareholder value.

Alberto Paredero Quiros – Chief Financial Officer

Mr. Paredero Quiros joined SNDL as Chief Financial Officer in July 2023. Mr. Paredero Quiros was Senior Vice President Finance and Chief Financial Officer North America of Mondelez International from November 2017 to June 2023 and Vice President Finance and Chief Financial Officer Latin America of Mondelez International from April 2014 to November 2017. Mr. Paredero Quiros has more than 25 years of management experience in the consumer goods and pharmaceutical industries, with demonstrated leadership and financial expertise in world-class global organizations. He has held senior management roles for companies such as Mondelez International Inc., Novartis, Newell Brands Inc., and Procter & Gamble Company, bringing extensive experience in public company reporting, mergers and acquisitions, internal controls and general financial and operational management.

Ryan Hellard – Chief Strategy Officer

Mr. Hellard joined the Company as the Chief Marketing and Product Officer in March 2018 and was appointed Chief Strategy Officer on June 1, 2021. From 2012 and until joining SNDL, he held increasingly senior roles, including as President, at AppColony, an agency that develops marketing strategies and digital solutions for Canadian companies. Mr. Hellard completed a Bachelor of Commerce degree at the University of Calgary.

Tyler Robson – President, Cannabis

Mr. Robson joined the Company as President, Cannabis in January 2023 subsequent to the Valens acquisition. Mr. Robson was Chief Executive Officer of Valens from May 2017 to January 2023. Prior to being appointed Chief Executive Officer in May 2017, Mr. Robson served as Chief Operating Officer. Mr. Robson attended the University of Saskatchewan, graduating with a Bachelor of Science degree.

Tank Vander – President, Liquor Retail

Mr. Vander joined the Company as President, Liquor Retail in April 2022 subsequent to the Alcanna acquisition. Prior to the acquisition of Alcanna, Mr. Vander was President, Liquor Retail at Alcanna from 2020 to 2022. Mr. Vander was Chief Executive Officer of the Canadian Liquor Retailers Alliance Limited Partnership from 2019 to 2020 and Chief Executive Officer of Ace Liquor Corporation from 2013 to 2018.

Marcie Kiziak – President, Cannabis Retail

Mrs. Kiziak joined the Company as President, Cannabis Retail in April 2022 subsequent to the Alcanna acquisition. Prior to the acquisition of Alcanna, Mrs. Kiziak was President, Nova Cannabis from January 2020 to March 2022. Mrs. Kiziak was Senior Vice President, Human Resources at Alcanna from February 2018 to January 2020. Prior to joining Alcanna, Mrs.

Kiziak was a Human Resource Consultant at Compass Management Consulting from July 2017 to February 2018. Mrs. Kiziak holds a Bachelor of Management degree from the University of Lethbridge.

Matthew Husson – General Counsel & Corporate Secretary

Mr. Husson joined the Company as General Counsel & Corporate Secretary in February 2023. Prior to joining the Company, Mr. Husson was General Counsel & Secretary at The Flowr Corporation from September 2021 to February 2023. From October 2020 to July 2021, Mr. Husson was Vice President Legal at The Supreme Cannabis Company, Inc and was formerly the Director of Legal, Corporate Services at The Supreme Cannabis Company, Inc from October 2019 to October 2020. From October 2016 to September 2019, Mr. Husson was Director, Compliance Legal Counsel at the Bank of Nova Scotia (Scotiabank).

Greg Mills – Non-Executive Chairman and Director

Mr. Mills joined our board of directors in June 2019. Mr. Mills has 34 years of experience in capital markets, including 20 years with RBC Dominion Securities Inc. Mr. Mills has extensive leadership experience, having served as managing director of RBC Capital Markets’ Global Equities division and on RBC Capital Markets’ Spending and Global Risk committees. Mr. Mills is currently a director of Frontier Lithium Inc. and was previously a director of RBC USA Holdco Corporation. Mr. Mills holds a Bachelor of Science degree in geology from the University of Windsor.

Gregory Turnbull – Director

Mr. Turnbull joined our board of directors in October 2018. Mr. Turnbull is a former partner in the Calgary office of McCarthy Tétrault LLP. He has worked as a lawyer since 1980, having held a variety of roles with firms including Gowlings LLP, Donahue LLP and MacKimmie Matthews. In addition to being a director of the Company, Mr. Turnbull is a director of Sleeping Giant Capital Corporation. Throughout his career, Mr. Turnbull has served as an officer or director of many other public and private companies. He is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association. He holds a Bachelor of Arts degree (with honors) from Queen’s University and a Bachelor of Law degree from the University of Toronto. He was chair of the board of Alberta Health Services and has also previously been chair of the Calgary Zoo. Mr. Turnbull has extensive experience in corporate governance matters as well a in finance and securities transactions, including public and private share and debt financings, takeover bids, initial public offerings, business combinations and international stock exchange listings.

Bryan D. Pinney – Director

Mr. Pinney joined our board of directors in December 2019. Mr. Pinney was a partner with Deloitte between 2002 and 2015. He served as Calgary Managing Partner from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2010, and Vice-Chair until 2015. Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. Mr. Pinney is currently a Board Member with TransAlta Corporation, serving on their Audit and HR Compensation Committees. He is also the lead Board Director for North American Construction Group Ltd., and a director of one private company. Previously, Mr. Pinney served as Chair of the Board of Governors of Mount Royal University and on numerous other non-profit boards. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

Lori Ell – Director

Ms. Ell joined our board of directors in July 2021. Ms. Ell has over 25 years of broad-based executive experience working with multi-billion dollar, start up, and midmarket companies in diverse industries including food manufacturing and technology. Her most recent position is President of Growing Ideas, a business consulting practice located in Calgary, Alberta. Ms. Ell sits on the advisory board of Tall Grass Ventures. She is a director on two Canadian Federal Departmental Audit Committees – Crown-Indigenous Relations and Northern Affairs Canada and Indigenous Services Canada. Previously, Ms. Ell served as chair of the board of AgJunction Inc., where she previously held interim president and chief executive officer roles. Ms. Ell has also served on a number of other retail and food processing boards. From 2004 to 2012, Ms. Ell was the President of Agristar Inc., an agri-food manufacturing company. Prior thereto, Ms. Ell was Chief Financial Officer for Quortech Solutions Ltd. a technology company. Ms. Ell is a Certified Public Accountant, holds a Bachelor or Management degree and holds an ICD.D designation from the Institute of Corporate Directors.

Frank Krasovec – Director

Mr. Krasovec joined our board of directors in January 2023. Mr. Krasovec is an experienced entrepreneur who has founded companies in multiple industries, including media/telecommunications, promotional products, energy products and services and real estate development and management. Mr. Krasovec is currently the CEO of Norwood Investments, a position he has held for over forty years, and is also co-founder and chairman of DPC Dash which owns and operates approximately 600 Domino’s Pizza stores in China, since inception in 2011. Mr. Krasovec co-founded TopGolf China and Southeast Asia, a golfing and entertainment complex in 2016, and has been a director and on the executive committee since 2019. Mr. Krasovec is also an advisor to Hidden Star, a professionally managed fund that will invest in minority and woman owned businesses. Mr. Krasovec currently serves on the boards of Southwestern University and the Austin Theater Alliance. Mr. Krasovec received his MBA degree from Ohio University in 1966 and his bachelor’s degree in business from Ohio University in 1965.

CEASE TRADE ORDERS

To the knowledge of management of the Company, except as set forth below, no director or executive officer of the Company is, or has been within the past ten (10) years, a director, chief executive officer or chief financial officer of any company (including the Company in respect of which this AIF is being prepared) that:

a)
was subject to an order that was issued while the proposed director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
b)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Gregory Turnbull, a director of the Company, was a director of Sonde Resources Corp. (“Sonde”), a Canada-based diversified global energy company, which filed for bankruptcy on February 2, 2015. Mr. Turnbull resigned as a director of Sonde prior to that on March 27, 2014. Mr. Turnbull resigned as a director of Porto Energy Corp. (“Porto”) on May 30, 2014, following the decision by Porto’s directors and management to wind-down Porto’s operations due to capital constraints. Porto subsequently became subject to cease trade orders for failure to file periodic disclosure.

On April 1, 2022, the Company was granted a management cease trade order (“MCTO”) from its principal regulator, the Alberta Securities Commission. The Company applied for the MCTO due to a then-expected delay in the filing of its audited consolidated financial statements for the year ended December 31, 2021, annual management's discussion and analysis for the same period, annual information form for the same period and management certifications of annual filings beyond the deadline of March 31, 2022 prescribed by Canadian securities laws. The MCTO restricted the then-current Chief Executive Officer and Chief Financial Officer from all trading in securities of the Company until such time as the required filings had been filed by the Company and the MCTO had been lifted. The MCTO did not affect the ability of other shareholders of the Company to trade in securities of the Company.

On April 3, 2023, the Company was granted a MCTO from its principal regulator, the Alberta Securities Commission. The Company applied for the MCTO due to a then-expected delay in the filing of its audited consolidated financial statements for the year ended December 31, 2022, annual management's discussion and analysis for the same period, annual information form for the same period and management certifications of annual filings beyond the deadline of March 31, 2023 prescribed by Canadian securities laws. The MCTO restricted the then-current Chief Executive Officer and Chief Financial Officer from all trading in securities of the Company until such time as the required filings had been filed by the Company and the MCTO had been lifted. The MCTO did not affect the ability of other shareholders of the Company to trade in securities of the Company.

BANKRUPTCIES

To the knowledge of management of the Company, other than as disclosed in this AIF, no director or executive officer of the Company is, or has been within the past ten (10) years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management of the Company, no director or executive officer of the Company is or has, within the ten (10) years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Mr. Turnbull was a director of Sonde, a Canada-based diversified global energy company, which filed for bankruptcy on February 2, 2015. Mr. Turnbull resigned as a director of Sonde prior to that on March 27, 2014. In addition, Mr. Turnbull was a director of Porto and resigned on May 30, 2014, following the decision by Porto’s directors and management to wind down Porto’s operations due to capital constraints.

Mr. Husson was an executive officer of The Flowr Corporation, a Canadian cannabis company, which (together with certain related entities) commenced court-supervised restructuring proceedings under the CCAA on October 20, 2022. On February 2, 2023, The Flowr entities completed a sale of certain assets to Avant Brands K1 Inc. by way of a reverse vesting structure. Mr. Husson departed from The Flowr Corporation in February 2023 and The Flowr Corporation’s CCAA proceedings were terminated by an order of the court dated January 30, 2024.

PENALTIES AND SANCTIONS

To the knowledge of management of the Company, no director or executive officer has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

CONFLICTS OF INTEREST

Certain of the directors and executive officers of the Company are engaged in, and may continue to be engaged in, other business activities from time to time. As a result of these and other activities, certain directors and executive officers of the Company may become subject to conflicts of interest from time to time. The ABCA provides that in the event that any executive officer or director is a party to, or is a director or an executive officer of, or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction, such executive officer or director shall disclose the nature and extent of his or her interest and shall refrain from voting to approve such contract or transaction, unless otherwise provided under the ACBA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As of the date of this AIF, the Company is not aware of any existing or potential material conflicts of interest between the Company (or a subsidiary of the Company) and any director or executive officer of the Company (or a subsidiary of the Company).

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

LEGAL PROCEEDINGS

There are no legal proceedings where the amount involved, exclusive of interest and costs, exceeded 10% of the current assets of the Company nor are there any material regulatory actions to which the Company is or was a party to, or to which any of its respective property is or was the subject of, during the financial year ended December 31, 2023, and to the knowledge of the Company, no such proceedings are contemplated. From time to time, however, the Company may become subject to various claims and legal actions arising in the ordinary course of the Company’s business.

Potential Litigation Proceedings

From time to time, in addition to the litigation proceedings described above, we may become involved in legal proceedings arising in the ordinary course of our business. Such proceedings, certain of which have been threatened against us, could include, among other matters, commercial litigation related to breach of contract claims brought by our customers, suppliers and contractors, as well as litigation related to our securities and litigation related to termination of certain of our employees. The outcome of any litigation is inherently uncertain. Although we believe we have meritorious defenses against all currently threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgements or settlement terms could have a material adverse impact on our business and results of operations.

Regulatory actions

There were no penalties or sanctions imposed against the Company by a court relating to securities legislation, or by a securities regulatory authority, during the financial year ended December 31, 2023, and to the knowledge of the Company, no such penalties or sanctions are contemplated. Further, there are no penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreement before a court relating to securities legislation, or with a securities regulatory authority, during the financial year ended December 31, 2023.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as set out below or described elsewhere in this AIF, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the preceding three fiscal years that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Liquor store lease

A member of key management personnel jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. Subsequent to the Alcanna Transaction and for the period March 31, 2022 to December 31, 2022, the Company paid $117.9 thousand in total rent with respect to this lease. For the year ended December 31, 2023, the Company paid $167.0 thousand in total rent with respect of this lease.

Nova Strategic Partnership

On December 20, 2022, the Company and Nova announced that they had entered into the Implementation Agreement pursuant to which the Company and Nova agreed to complete the Nova Transaction. Our Chief Executive Officer, Zachary George, is also the Chair of the Board of Directors of Nova.

As part of the Nova Transaction, the Company and Nova agreed to complete the following transactions, subject to certain terms and conditions (including receipt of the requisite regulatory approvals and approval of Nova shareholders under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions): (i) the Company would transfer or cause to be transferred its 26 corporate-owned cannabis retail stores to Nova; (ii) Nova would transfer its intellectual property related to the “Value Buds” retail banner to the Company; (iii) the parties and certain of their subsidiaries would enter into a strategic partnership agreement and store level license agreements with respect to the “Spiritleaf”, “Superette”, “Value Buds”, “Sweet Tree” and “Firesale” retail banners to implement certain collaborative retail initiatives; (iv) the parties would amend certain existing governance documents, including their management and administrative services agreement and investor rights agreement; (v) the Company would reduce its equity ownership interest in Nova to approximately 19.9%; and (vi) the parties would replace Nova’s existing credit facility with SNDL with a $15.0 million credit facility, with a $10.0 million “accordion” feature.

On May 5, 2023, Nova’s shareholders approved the completion of the Nova Transaction pursuant to the Implementation Agreement.

On June 1, 2023, SNDL announced that it had amended the terms of the plan of arrangement (the “Original Plan of Arrangement”), and such amended form of the Original Plan of Arrangement being (the “Amended Plan of Arrangement”)

approved by the SNDL shareholders at its annual and special meeting of shareholders held on July 25, 2022, pursuant to which SNDL intended to distribute certain of its Nova common shares to SNDL shareholders.

On November 17, 2023, the Company and Nova announced the mutual decision to terminate the Implementation Agreement concerning the Nova Transaction. The previously planned distribution of Nova common shares to SNDL shareholders in connection with the Nova Transaction, pursuant to the Amended Plan of Arrangement, will not proceed. The Company (as amalgamation successor of Alcanna) and Nova continue to be parties to a management and administrative services agreement, investor rights agreement and collaboration and financial reporting agreement, each dated March 22, 2021. See “Interest of Management and Others in Material Transactions—Nova Material Contracts”.

Nova material contracts

The Company currently provides certain services to Nova pursuant to a management and administrative services agreement dated March 22, 2021, including, among other things, finance, marketing, reporting, legal, human resources and corporate, for an annual fee plus adjustments and expenses. In exchange for such services, the Company receives, among other things, an annual fee of $1.25 million, paid in equal monthly installments and subject to adjustment, as a means of covering the Company’s overhead and accounting costs incurred to render the services.

The Company is also party to an investor rights agreement with Nova dated March 22, 2021 which provides the Company with, among other things, the right to designate nominees to be nominated and, if elected, to serve as members of the board of directors of Nova and certain registration and anti-dilution rights. Such aforementioned nomination rights permit the Company to designate four nominees if it holds an equity ownership percentage of not less than 40% of the outstanding Nova shares. Zachary George currently serves as the Company’s nominee on the Nova board of directors in accordance with such nomination rights.

TRANSFER AGENT AND REGISTRARS

The Canadian transfer agent and registrar for our common shares is Odyssey Trust Company at its principal office in Calgary, Alberta. The United States transfer agent and registrar for our common shares is Equity Stock Transfer, LLC at its principal office in New York, New York.

MATERIAL CONTRACTS

Except for the contracts noted below and contracts entered into in the ordinary course of business, there are no material contracts entered into by the Company during the Company’s fiscal year ended December 31, 2023 or entered into before the fiscal year ended December 31, 2023 and which are still in effect:

1.
the management and administrative services agreement between SNDL (as amalgamation successor of Alcanna) and Nova dated March 22, 2021;
2.
the investor rights agreement between SNDL (as amalgamation successor of Alcanna) and Nova dated March 22, 2021; and
3.
the warrant indenture between SNDL (as adjusted to reflect the acquisition of Valens) and Computershare Trust Company of Canada dated April 5, 2022.

AUDIT COMMITTEE INFORMATION

Audit committee responsibilities

The audit committee of the Board (the “Audit Committee”) supports the Board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of our external auditors, the management of our risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures. Each member is independent and financially literate for the purposes of National Instrument 52-110 – Audit Committees.

A copy of the Audit Committee’s charter is attached to this AIF as Schedule “A”.

Audit, audit-related and non-audit fees

The following table is a summary of the billings by Marcum LLP, as external auditor of the Company, during each of the years ended December 31, 2023 and 2022:

	Fees billed for the fiscal year ended
Services Retained	December 31, 2023	December 31, 2022
Audit fees (1)	$4,143,931	$2,305,624
Audit-related fees (2)	—	33,720
Tax fees (3)	—	—
All other fees	—	—
(1)
“Audit fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
(2)
“Audit-related fees” include fees for assurance and related services by our independent auditor that are reasonably related to the performance of the audit or review of our financial statements other than those included in “Audit Fees”.
(3)
“Tax fees” include fees for all tax services other than those included in “Audit fees” and “Audit-related fees”. This category includes fees for tax compliance, tax advice and tax planning.
(4)
“All other fees” include fees for products and services provided other than those included in “Audit fees”, “Audit-related fees” and “Tax fees”.

INTERESTS OF EXPERTS

Marcum LLP are currently the auditors of the Company and have confirmed with respect to the Company, that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information relating to the Company (including director and officer remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under its equity-based compensation plans) can be viewed under the Company’s profile on SEDAR+ at www.sedarplus.ca or on the Company’s website at www.sndl.com (including in the Company’s most recent information circular related to an annual meeting of shareholders at which directors of the Company are or were to be elected). The information on or accessible through our website is not part of and is not incorporated by reference into this AIF, and the inclusion of our website address in this AIF is only for reference.

Additional financial information is contained in the Company’s financial statements and the related management’s discussion and analysis for the Company’s most recently completed financial year.

We are subject to the periodic disclosure requirements of the Exchange Act and are required to file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC using its EDGAR system.

Taxation

Certain Canadian Federal Income Tax Considerations

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who as beneficial owner acquires, owns, or disposes of common shares of the Company and who, at all relevant times, for purposes of the Tax Act: (a) holds the common shares as capital property; (b) deals at arm’s length with the Company; and (c) is not affiliated with the Company (a “Holder”). Generally, the common shares will be capital property to a Holder unless the Holder holds or uses the common shares or is deemed to hold or use the common shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (a) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules contained in the Tax Act; (b) an interest in which is or would constitute a “tax shelter investment”, as defined in the Tax Act; (c) that is a “specified financial institution”, as defined in the Tax Act; (d) that has made an election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency; (e) that has entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act, with respect to its common shares; (f) that receives dividends on the common shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act; (g) that is exempt from tax under Part I of the Tax Act; or (h) that is a partnership.

Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada and is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of common shares, controlled by a non-resident person (or a group of non-resident persons not dealing with each other at arm’s length) for purposes of the “foreign affiliate dumping” rules, each for purposes of the Tax Act. All such Holders should consult their own tax advisors.

This summary is based on the facts set out in this AIF, the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Canadian Tax Proposals”) and an understanding of the current published administrative policies of the Canada Revenue Agency. This summary assumes that all Canadian Tax Proposals will be enacted in the form proposed, however no assurance can be made that the Canadian Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, other than the Canadian Tax Proposals, does not take into account or anticipate any changes in law or in administrative policy, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or non-Canadian tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder. The income and other tax consequences of acquiring, owning or disposing of common shares will vary depending on a Holder’s particular status and circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to acquiring, holding or disposing of the common shares having regard to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of any dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian exchange rate.

Canadian Holders

The following summary applies to a Holder who, for purposes of the Tax Act, and at all relevant times, is, or is deemed to be, resident in Canada (a “Canadian Holder”). A Canadian Holder whose common shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their common shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Canadian Holders whose common shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Dividends on Common Shares

Dividends received or deemed to be received on the common shares by a Canadian Holder who is an individual (including certain trusts) will be required to be included in computing the Canadian Holder’s income for the taxation year in which such dividends are received and will be subject to the gross-up and dividend tax credit rules of the Tax Act that apply to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as “eligible dividends” (as defined in the Tax Act) in accordance with the Tax Act. There may be limitations on the Company’s ability to designate dividends and deemed dividends as eligible dividends.

Dividends received or deemed to be received on the common shares by a Canadian Holder that is a corporation will be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income for that taxation year, subject to all relevant restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Canadian Holder that is a corporation as proceeds of disposition or a capital gain, rather than a dividend. Canadian Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Canadian Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay an additional tax (refundable in certain circumstances) on dividends received or deemed to be received on common shares to the extent that such dividends are deductible in computing the Canadian Holder’s taxable income.

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as proposed to be defined in the Tax Act pursuant to the legislation tabled in Parliament on November 30, 2023 as Bill C-59) at any time in a taxation year may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” which is defined in the Tax Act to include dividends to the extent that such dividends are not deductible in computing the Canadian Holder’s taxable income for the taxation year. Canadian Holders should consult their own tax advisors in this regard.

Dispositions of Common Shares

Generally, on the disposition or deemed disposition of common shares by a Canadian Holder, the Canadian Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition in respect of such common shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common shares to the Canadian Holder immediately before the disposition or deemed disposition. Such capital gain (or capital loss) will be subject to the tax treatment described under “Taxation of Capital Gains and Capital Losses”.

The adjusted cost base to the Canadian Holder of a common share will be determined at any particular time by averaging the cost of such common share with the adjusted cost base of the other common shares owned by the Canadian Holder as capital property at that time and by making certain other adjustments required under the Tax Act.

Taxation of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain (a “taxable capital gain” (as defined in the Tax Act)), realized by a Canadian Holder on a disposition of common shares in a taxation year must be included in computing such Canadian Holder’s income for that year, and one-half of any capital loss (an “allowable capital loss” (as defined in the Tax Act)), realized by a Canadian Holder on a disposition of common shares in a taxation year must generally be deducted from any taxable capital gains realized by the Canadian Holder in the year, subject to and in accordance with the provisions of the Tax Act. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, subject to and in accordance with the provisions of the Tax Act.

The amount of any capital loss realized by a Canadian Holder that is a corporation on the disposition or deemed disposition of a common share may be reduced by the amount of any dividends received (or deemed to be received) by the Canadian Holder on such common share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns common shares, directly or indirectly, through a partnership or trust. Canadian Holders to which these rules may be relevant should consult their own tax advisors.

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive-CCPC” (as proposed to be defined in the Tax Act pursuant to the legislation tabled in Parliament on November 30, 2023 as Bill C-59) at any time in a taxation year may be liable to pay an additional tax, refundable in certain circumstances, on its

“aggregate investment income” (as defined in the Tax Act), which is defined to include an amount in respect of net taxable capital gains. Canadian Holders should consult their own tax advisors in this regard.

Alternative Minimum Tax

Capital gains realized and dividends received (or deemed to be received) by a Canadian Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act. Budget 2023 announced proposed amendments to the alternative minimum tax for taxation years that begin after 2023, including increasing the minimum tax rate, raising the minimum tax exemption amount and broadening the minimum tax base. Draft Canadian Tax Proposals to implement the proposed amendments were released on August 4, 2023. Canadian Holders who are individuals should consult their own tax advisors in this regard.

Non-Canadian Holders

The following summary applies to a holder who acquires, as beneficial owner, common shares and who, for purposes of the Tax Act and any relevant income tax treaty or convention, at all relevant times, (a) is not (and is not deemed to be) a resident of Canada, (b) deals at arm’s length with the Company, and (c) will not use or hold (and will not be deemed to use or hold) the common shares in, or in the course of carrying on a business or part of a business in Canada (a “Non-Canadian Holder”). This summary does not apply to a Non-Canadian Holder that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited on the common shares to a Non-Canadian Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Canadian Holder may be entitled under any applicable income tax treaty or convention. For example, under the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, as amended (the “Canada-U.S. Tax Treaty”), where dividends on the common shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is fully entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions of Common Shares

A Non-Canadian Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of common shares, unless at the time of disposition the common shares are “taxable Canadian property” (as defined in the Tax Act) of the Non-Canadian Holder for purposes of the Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, the common shares will not constitute “taxable Canadian property” of a Non-Canadian Holder at the time of disposition or deemed disposition of the common shares provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Tax Act), which includes the Nasdaq, unless at any particular time during the 60-month period immediately preceding the time of disposition or deemed disposition: (i) at least 25% or more of the issued shares of any class or series of the capital stock of the Company was owned by any combination of (A) the Non-Canadian Holder, (B) persons with whom the Non-Canadian Holder does not deal at arm’s length for purposes of the Tax Act, or (C) partnerships in which the Non-Canadian Holder or any person described in (B) holds a membership interest directly or indirectly through one or more partnerships, and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of: (a) real or immoveable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), or (d) options in respect of, interests in, or for civil law rights in, any such property, whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, common shares could be deemed to be “taxable Canadian property.” Non-Canadian Holders whose common shares may constitute “taxable Canadian property” should consult their own tax advisors.

Taxation of Capital Gains and Losses

In cases where a Non-Canadian Holder disposes (or is deemed to have disposed) of a common share that is taxable Canadian property to that Non-Canadian Holder, and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention, the consequences described above under the heading “Canadian Holders – Taxation of

Capital Gains and Capital Losses” will generally be applicable to such disposition. Such Non-Canadian Holders should consult their own tax advisors.

SCHEDULE “A”: AUDIT COMMITTEE CHARTER

Effective as and from July 31, 2019

Role and Objective

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Sundial Growers Inc. (the “Corporation”) to which the Board has delegated its responsibility for oversight of the nature and scope of the Corporation’s annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board approval, the audited financial statements and other mandatory disclosure releases containing financial information. The objectives of the Committee, with respect to the Corporation and its subsidiaries, are as follows:

•
to assist directors to meet their responsibilities in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;
•
to facilitate communication between the Board and external auditors;
•
to ensure the independence of the external auditors;
•
to review management’s implementation and maintenance of an effective system of internal control over financial reporting and disclosure control over financial reporting;
•
to increase the credibility and objectivity of financial reports; and
•
to facilitate in-depth discussions between directors on the Committee, management and external auditors.

The primary responsibility for the financial reporting, information systems, risk management and internal and disclosure controls of the Corporation is vested in management and overseen by the Board. At each meeting, the Committee may meet separately with management and will meet in separate, closed sessions with the external auditors and then with the independent directors in attendance.

Membership of Committee

1.
This Committee shall be composed of at least three individuals appointed by the Board from amongst its members, all of whom shall be independent (within the meaning of section 1.4 and 1.5 of National Instrument 52 110 Audit Committees (“NI 52 110”)) unless the Board determines to rely on an exemption in NI 52 110.
2.
The Committee Chair shall be appointed by the Board.
3.
A quorum shall be a majority of the members of the Committee.
4.
All of the members must be financially literate (within the meaning section 1.6 of NI 52 110) unless the Board has determined to rely on an exemption in NI 52 110. Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Mandate and Responsibilities of Committee

Financial Reporting and Related Public Disclosure

1.
It is a primary responsibility of the Committee to review and recommend for approval to the Board the annual and quarterly financial statements of the Corporation. The Committee is also to review and recommend to the Board for approval the financial statements and related information included in prospectuses, management discussion and analysis, financial press releases, information circular- proxy statements and annual information forms, including financial outlooks and future-oriented financial information included therein. The process should include but not be limited to:
a.
reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years’ financial statements;

b.
reviewing significant management judgments and estimates that may be material to financial reporting including alternative treatments and their impacts;
c.
reviewing the presentation and impact of any significant risks and uncertainties that may be material to financial reporting including alternative treatments and their impacts;
d.
reviewing accounting treatment of significant, unusual or non-recurring transactions;
e.
reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
f.
reviewing unresolved differences between management and the external auditors;
g.
determining through inquiry whether transactions entered into by the Corporation constitute related party transactions under applicable securities laws, ensuring the nature and extent of such transactions are properly disclosed and, where appropriate, approving and ratifying such transactions; and
h.
reviewing all financial reporting relating to risk exposure including the identification, monitoring and mitigation of business risk and its disclosure.
2.
The Committee shall satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information from the Corporation’s financial statements and periodically assess the adequacy of those procedures.
3.
The Committee shall have access to all books, records, facilities and personnel and shall have the authority to request any information it may deem appropriate or necessary for the performance of its duties and responsibilities.

Internal Controls Over Financial Reporting and Information Systems

1.
It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to the Corporation’s internal control over financial reporting and information systems. The process should include but not be limited to:
a.
inquiring as to the adequacy and effectiveness of the Corporation’s system of internal controls over financial reporting and review the evaluation of internal controls over financial reporting by external auditors;
b.
establishing a whistleblowing policy for the confidential, anonymous submission by employees of the Corporation of concerns relating to accounting, internal control over financial reporting, auditing or matters arising out of the Corporation’s code of business conduct and ethics and periodically review a summary of complaints and their related resolution; and
c.
establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

External Auditors

1.
With respect to the appointment of external auditors by the Board, the Committee shall:
a.
be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors’ report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;
b.
review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors’ fees;
c.
review and evaluate annually the external auditors’ performance, and periodically (at least every five years) conduct a comprehensive review of the external auditors;
d.
recommend to the Board appointment of external auditors and the compensation of the external auditors;
e.
when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;
f.
review and approve any non-audit services to be provided by the external auditors’ firm and consider the impact on the independence of the auditors;

g.
between scheduled meetings, the chair of the Committee (the “Committee Chair”) is authorized to approve all audit related services and non-audit services provided by the external auditors for individual engagements with estimated fees of $25,000 and under and report all such approvals to the Committee at its next scheduled meeting;
h.
inquire as to the independence of the external auditors and obtain, at least annually, a formal written statement delineating all relationships between the external auditors and the Corporation;
i.
review the Annual Report of the Canadian Public Accountability Board (“CPAB”) concerning audit quality in Canada and discuss implications for the Corporation;
j.
review any reports issued by CPAB regarding the audit of the Corporation; and
k.
discuss with the external auditors, without management being present, the quality of the Corporation’s financial and accounting personnel, the completeness and accuracy of the Corporation’s financial statements and elicit comments of senior management regarding the responsiveness of the external auditors to the Corporation’s needs.
2.
The Committee shall review with the external auditors (and the internal auditor if one is appointed by the Corporation) their assessment of the internal control over financial reporting of the Corporation, their written reports containing recommendations for improvement of internal control over financial reporting and other suggestions as appropriate, and management’s response and follow-up to any identified weaknesses.
3.
The Committee shall also review and approve annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

Compliance

1.
It is the responsibility of the Committee to review management’s process for the certification of annual and interim financial reports in accordance with required securities legislation.
2.
It is the responsibility of the Committee to ascertain compliance with financial covenants under loan agreements.
3.
The Committee shall review the Corporation’s compliance with all legal and regulatory requirements as it pertains to financial reporting, taxation, internal control over financial reporting and any other area the Committee considers to be appropriate relative to its mandate or as may be requested by the Board.

Other Matters

1.
It is the responsibility of the Committee to review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and external auditors of the Corporation.
2.
The Committee may also review any other matters that the Committee feels are important to its mandate or that the Board chooses to delegate to it.

Meetings and administrative matters

Meetings

1.
The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair.
2.
The Committee shall meet not less than quarterly with the auditors, independent of the presence of management.
3.
Agendas, proposed by the Committee Chair and with input from management, shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to Committee meetings.
4.
The chief executive officer and the chief financial officer of the Corporation or their designates shall be available to attend at all meetings of the Committee upon the invitation of the Committee.
5.
Other employees of the Corporation shall attend meetings upon invitation by the Committee should the Committee deem them necessary for the provision of information.

Reporting / Authority

1.
Following each meeting of the Committee, in addition to a verbal report, the Committee will report to the Board by way of providing copies of the minutes of such Committee meeting at the next Board meeting, which minutes may still be in draft form.
2.
Supporting schedules and information reviewed by the Committee shall be available for examination by any director.
3.
The Committee shall have access to any and all books, records, facilities and personnel of the Corporation and will be able to request any information about the Corporation as it may deem appropriate.
4.
The Committee shall the authority to investigate any financial activity of the Corporation and to communicate directly with the internal and external auditors. All employees are to cooperate as requested by the Committee.
5.
The Committee may retain, and set and pay the compensation for, persons having special expertise and/or obtain independent professional advice to assist in fulfilling its duties and responsibilities at the expense of the Corporation.
6.
The Committee shall annually review this mandate and make recommendations to the Nominating and Corporate Governance Committee of the Corporation as to proposed changes.